March 10, 2006



CHEMICAL
FINANCIAL CORPORATION℠

333 East Main Street
Midland, Michigan 48640

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held April 17, 2006

You are invited to attend the annual meeting of shareholders of Chemical Financial Corporation at the Midland Center for the Arts, 1801 W. St. Andrews Drive, Midland, Michigan, on Monday, April 17, 2006, at 2:00 p.m. local time. At the meeting, we will:

1. elect fourteen directors;
2. consider and act upon a proposal to authorize the Chemical Financial Corporation Stock Incentive Plan of 2006; and
3. transact any other business that may properly come before the meeting.

You may vote at the meeting and any adjournment of the meeting if you were a shareholder of record at the close of business on February 17, 2006. Our 2005 Annual Report to Shareholders follows our proxy statement in this booklet. Our proxy statement and the enclosed proxy card are being sent to shareholders on and after March 10, 2006.

We look forward to seeing you at the meeting.

By Order of the Board of Directors,

David B. Ramaker
President and Chief Executive Officer

Your vote is important to us.
Even if you plan to attend the meeting,
PLEASE SIGN, DATE AND RETURN YOUR PROXY PROMPTLY.

CHEMICAL FINANCIAL CORPORATION
333 East Main Street
Midland, Michigan 48640

ANNUAL MEETING OF SHAREHOLDERS
April 17, 2006

PROXY STATEMENT
Meeting Information

Time and Place of Meeting

You are invited to attend the annual meeting of shareholders of Chemical Financial Corporation ("Chemical Financial" or the "Corporation") that will be held on Monday, April 17, 2006, at the Midland Center for the Arts, 1801 W. St. Andrews Drive, Midland, Michigan, at 2:00 p.m. local time.

This proxy statement and the enclosed proxy card are being furnished to you on and after March 10, 2006, in connection with the solicitation of proxies by Chemical Financial's board of directors for use at the annual meeting. In this proxy statement, "we," "us" and "our" refer to Chemical Financial Corporation, "you" and "your" refer to Chemical Financial Corporation shareholders, and "Chemical Bank" refers to Chemical Bank, Chemical Financial's sole banking subsidiary. Chemical Bank Shoreline and Chemical Bank West, wholly owned subsidiaries of the Corporation, were merged into Chemical Bank (previously Chemical Bank and Trust Company) on December 31, 2005.

Purpose of Meeting

The purpose of the annual meeting is to consider and vote upon the election of fourteen directors and the approval of the Chemical Financial Corporation Stock Incentive Plan of 2006. *Your board of directors recommends that you vote FOR each of the nominees discussed in this proxy statement and FOR approval of the Chemical Financial Corporation Stock Incentive Plan of 2006 described and included in this proxy statement.*

How to Vote Your Shares

You may vote at the meeting or by proxy if you were a shareholder of record of Chemical Financial common stock on February 17, 2006. You are entitled to one vote per share of Chemical Financial common stock that you own on each matter presented at the annual meeting.

As of February 17, 2006, there were 25,098,393 shares of Chemical Financial common stock issued and outstanding.

Your shares will be voted at the annual meeting if you properly sign and return the enclosed proxy. If you specify a choice, your shares will be voted as specified. If you do not specify a choice, your shares will be voted for the election of each nominee for director named in this proxy statement and for approval of the Stock Incentive Plan of 2006. If other matters are presented at the annual meeting, the individuals named in the enclosed proxy will vote your shares on those matters in their discretion. As of the date of this proxy statement, we do not know of any other matters to be considered at the annual meeting.

You may revoke your proxy at any time before it is exercised by:

- delivering written notice to the Secretary of Chemical Financial; or

- attending and voting at the annual meeting.

Who Will Solicit Proxies

Directors, officers and employees of Chemical Financial and its affiliates will initially solicit proxies by mail. They also may solicit proxies in person, by telephone or by other means, but they will not receive any additional compensation for these efforts. Nominees, trustees and other fiduciaries who hold stock on behalf of beneficial owners of Chemical Financial common stock may communicate with the beneficial owners by mail or otherwise and may forward proxy materials to and solicit proxies from the beneficial owners. Chemical Financial will pay all costs of solicitation of proxies. Chemical Financial has engaged Georgeson Shareholder Communications, Inc. at an estimated cost of $1,000, plus expenses, to assist in the distribution of these materials.

Required Vote and Quorum

A plurality of the shares voting at the annual meeting is required to elect directors. This means that if there are more nominees than director positions to be filled, the nominees for whom the most votes are cast will be elected. In counting votes on the election of directors, abstentions, broker non-votes and other shares not voted will not be counted as voted, and the number of shares of which a plurality is required will be reduced by the number of shares not voted.

A majority of the votes cast by shareholders entitled to vote is required to approve the Stock Incentive Plan of 2006. In counting votes on approval of the Stock Incentive Plan of 2006, abstentions, broker non-votes and other shares not voted will not be counted as voted, and the number of shares of which a majority is required will be reduced by the number of shares not voted.

A majority of the shares entitled to vote at the annual meeting must be present or represented at the meeting to constitute a quorum. If you submit a proxy or attend the meeting in person, your shares will be counted towards the quorum, even if you abstain from voting on some or all of the matters introduced at the meeting. Broker non-votes also count for quorum purposes.

Election of Directors

The board of directors presently consists of sixteen individuals. The term of office for each of the directors expires at the annual meeting each year. Mr. Frank P. Popoff and Mr. Dan L. Smith are currently directors of the Corporation. They will retire from the Board of Directors at the annual meeting on April 17, 2006 in accordance with the Corporation's mandatory age retirement policy.

The board of directors proposes that the following nominees be elected as directors for terms expiring at the annual meeting of shareholders to be held in 2007:

Nominees

Gary E. Anderson	Terence F. Moore
J. Daniel Bernson	Aloysius J. Oliver
Nancy Bowman	Calvin D. Prins
James A. Currie	David B. Ramaker
Thomas T. Huff	Larry D. Stauffer
Michael T. Laethem	William S. Stavropoulos
Geoffery E. Merszei	Franklin C. Wheatlake

Each proposed nominee currently serves as a director of Chemical Financial for a term that will expire at this year's annual meeting. Messrs. Laethem, Merszei, Prins, Stauffer

and Wheatlake were appointed to the board of directors on January 1, 2006. These appointments increased the size of the board of directors temporarily to sixteen members. The board size will be re-established at fourteen members immediately prior to the election of directors at the annual meeting on April 17, 2006. The persons named in the enclosed proxy card intend to vote for the election of the fourteen nominees listed above. The proposed nominees are willing to be elected and serve as directors. If a nominee is unable to serve or is otherwise unavailable for election, which we do not anticipate, the incumbent board of directors may or may not select a substitute nominee. If a substitute nominee is selected, your proxy will be voted for the person so selected. If a substitute nominee is not selected, your proxy will be voted for the election of the remaining nominees. No proxy will be voted for a greater number of persons than the number of nominees named above.

Biographical information is presented below concerning the nominees for directors of Chemical Financial. Except as otherwise indicated, each nominee has had the same principal employment for over five years.

Chemical Financial's Board of Directors and Nominees for Election as Directors

Gary E. Anderson, age 60, has served as a director of Chemical Financial since January 17, 2005 and is Chairman of the Corporate Governance and Nominating Committee and a member of the Audit, Compensation and Pension and Executive Committees. Mr. Anderson joined Dow Corning Corporation, a diversified company specializing in the development, manufacture and marketing of silicones and related silicon-based products, in 1967 and served in various executive capacities for over 25 years, including Chairman, President and Chief Executive Officer, retiring as Chairman on December 31, 2005. Mr. Anderson has been a director of Chemical Bank since January 2001.

J. Daniel Bernson, age 64, has served as a director of Chemical Financial since January 15, 2001 as a result of the merger of Shoreline Financial Corporation ("Shoreline") into Chemical Financial. Mr. Bernson served as a director and member of various committees of Chemical Bank Shoreline, a wholly owned bank subsidiary of Chemical Financial (previously Shoreline Bank, the bank subsidiary of Shoreline), from July 1999 through December 31, 2005.

Chemical Bank Shoreline merged into Chemical Bank on December 31, 2005. Mr. Bernson became a director of Chemical Bank on January 1, 2006. Mr. Bernson has been President, since 1988, and Chief Executive Officer, since April 2004, of The Hanson Group of St. Joseph, Michigan, a holding company with diversified business interests in southwest Michigan, including Hanson Mold, Hanson Cold Storage Co., Eagle Technologies Group, the Meadows Subdivision and Pure.Fact, Inc. Mr. Bernson is a member of the Audit, Compensation and Pension, Corporate Governance and Nominating, and Executive Committees. Mr. Bernson is also a community bank advisory board member.

Nancy Bowman, age 54, has served as a director of Chemical Financial since January 2003 and is a member of the Audit and Compensation and Pension Committees. Ms. Bowman is a certified public accountant and co-owner of Bowman & Rogers, PC, an accounting and tax services company located in Lake City, Michigan. Ms. Bowman served as a director and member of various committees of

Chemical Bank West, a wholly owned bank subsidiary of Chemical Financial, from 1982 through December 31, 2005. Chemical Bank West was merged into Chemical Bank on December 31, 2005. Ms. Bowman became a director of Chemical Bank on January 1, 2006. Ms. Bowman is also a community bank advisory board member.

James A. Currie, age 47, has been a director of Chemical Financial since August 1993 and is a member of the Compensation and Pension and Executive Committees and Chairman of the Corporate Governance and Nominating Committee. Mr. Currie is an investor. Mr. Currie has served as a director and member of various committees of Chemical Bank since February 1992, a director of CFC Financial Services, Inc., Chemical Financial's insurance agency subsidiary, since February 2002, and a director of CFC Title Services, Inc., Chemical Financial's title insurance subsidiary, since February 2002.

Thomas T. Huff, age 63, has served as a director of Chemical Financial since January 19, 2004 and is a member of the Audit and Compensation and Pension Committees. Mr. Huff had been a director of Shoreline before the merger with the Corporation since 1987. Mr. Huff served as a director and member of various committees of Chemical Bank Shoreline (previously Shoreline Bank, the bank subsidiary of Shoreline) from 1986 through December 31, 2005. Chemical Bank Shoreline merged into Chemical Bank on December 31, 2005. Mr. Huff became a director of Chemical Bank on January 1, 2006. Mr. Huff is an attorney, operating as a sole practitioner in Kalamazoo since 2003. Previously, from 1987 to 2002, Mr. Huff was a senior partner with the Varnum, Riddering, Schmidt and Howlett law firm. Mr. Huff additionally is a real estate developer. Mr. Huff is also a community bank advisory board member.

Michael T. Laethem, age 47, has served as a director of Chemical Financial since January 1, 2006. Mr. Laethem has served as a director of Chemical Bank since January 2001. Mr. Laethem is a certified public accountant and is also the co-owner of Farm Depot, LLC, a company that purchases, sells and leases farm equipment, in Caro, Michigan. Mr. Laethem has served on various subsidiary and advisory boards of Chemical Financial since 1993. Mr. Laethem is also a community bank advisory board member.

Geoffery E. Merszei, age 54, has served as a director of Chemical Financial since January 1, 2006 and was appointed to the Audit and Corporate Governance and Nominating Committees. Mr. Merszei became a director of Chemical Bank on January 1, 2006. Mr. Merszei is Executive Vice President and Chief Financial Officer, and a director of The Dow Chemical Company ("Dow"), a diversified science and technology company that manufactures chemical, plastic and agricultural products. Mr. Merszei joined Dow in 1977 as a credit manager and progressed through various roles in the finance organization

of the company, becoming Vice President and Treasurer in 1996 and Chief Financial Officer and a member of the Board of Directors in 2005. Mr. Merszei left Dow in 2001 and became Executive Vice President and Chief Financial Officer of Alcan Inc., a diversified company specializing in the production of aluminum, a provider of packaging, and metal trading. Mr. Merszei left Alcan Inc. and returned to Dow in July 2005.

Terence F. Moore, age 62, has served as a director of Chemical Financial since January 1998 and is Chairman of the Audit Committee and a member of the Compensation and Pension, Corporate Governance and Nominating, and Executive Committees. Mr. Moore has been President and Chief Executive Officer of MidMichigan Health in Midland, Michigan since 1982. MidMichigan Health is a health care organization operating in central and northern Michigan. From 1977 to 1984, Mr. Moore was President and Chief Executive Officer of MidMichigan Medical Center in Midland, which is MidMichigan Health's largest subsidiary. Mr. Moore has served as a director and member of various committees of Chemical Bank since February 1991.

Aloysius J. Oliver, age 65, has served as a director of Chemical Financial since January 1997 and served as Chairman of its board of directors from January 2002 until May 1, 2004. Mr. Oliver previously served as President and Chief Executive Officer of Chemical Financial from January 1997 until his retirement on December 31, 2001. Prior to being appointed President and Chief Executive Officer, Mr. Oliver served as Executive Vice President and Secretary from January 1985 to December 1996. Mr. Oliver joined Chemical Financial from Chemical Bank in January 1985. Mr. Oliver joined Chemical Bank in 1957 and served in various management capacities. Mr. Oliver became Vice President and Cashier of Chemical Bank in 1975, Secretary to the board of directors in 1979 and Senior Vice President in 1981. Mr. Oliver was elected to the board of directors of Chemical Bank in August 1996. During the last five years, Mr. Oliver has also served as a director and member of various committees of Chemical Bank West (also Chairman), CFC Financial Services, Inc., Chemical Financial's insurance agency subsidiary, and CFC Title Services, Inc, Chemical Financial's title insurance subsidiary. Chemical Bank West was merged into Chemical Bank on December 31, 2005. Mr. Oliver is a member of the Audit, Compensation and Pension, Corporate Governance and Nominating, and Executive Committees.

Calvin D. Prins, age 52, has served as a director of Chemical Financial since January 1, 2006. Mr. Prins served as a director of Chemical Bank Shoreline, a wholly owned subsidiary of the Corporation from February 2002 through December 31, 2005. Chemical Bank Shoreline was merged into Chemical Bank on December 31, 2005. Mr. Prins became a director of Chemical Bank on January 1, 2006. Mr. Prins is owner of Prins Construction and Development, LLC, a land development and construction company in

Holland, Michigan. Mr. Prins is also a community bank advisory board member.

David B. Ramaker, age 50, became President and Chief Executive Officer of Chemical Financial in January 2002. Mr. Ramaker has been a director of Chemical Financial since October 2001 and is Chairman of the Executive Committee. Mr. Ramaker joined Chemical Bank as Vice President on November 29, 1989. Mr. Ramaker became Executive Vice President and Secretary to the board of Chemical Financial and President and Chief Executive Officer of Chemical Bank on January 1, 1997. Mr. Ramaker served as President and Chief Executive Officer of Chemical Bank until December 31, 2001. Mr. Ramaker became Chairman of Chemical Bank on January 1, 2002. Mr. Ramaker was reappointed as President and Chief Executive Officer of Chemical Bank as of January 1, 2006. Mr. Ramaker currently serves as Chairman, President and Chief Executive Officer of Chemical Bank, Chemical's sole bank subsidiary, as well as of CFC Financial Services, Inc. and CFC Title Services, Inc. During the last five years, Mr. Ramaker has served as a director of all of the Corporation's subsidiaries. Mr. Ramaker is also a member of the Executive Management Committee of Chemical Financial.

Larry D. Stauffer, age 60, has served as a director of Chemical Financial since January 1, 2006. Mr. Stauffer served as a director of Chemical Bank West, a wholly owned subsidiary of the Corporation from May 2004 through December 31, 2005. Chemical Bank West was merged into Chemical Bank on December 31, 2005. Mr. Stauffer became a director of Chemical Bank on January 1, 2006. Since 1984, Mr. Stauffer has served as President of Auto Paint, Inc. and Auto Wares Tool Company, both divisions of Auto Wares Inc., an automotive parts distribution company that serves the mid-West section of the United States, located in Flint, Michigan. Mr. Stauffer is also a community bank advisory board member.

William S. Stavropoulos, age 66, has been a director of Chemical Financial since August 1993. Mr. Stavropoulos is Chairman of the board of directors of The Dow Chemical Company ("Dow"), a diversified science and technology company that manufactures chemical, plastic and agricultural products. Mr. Stavropoulos joined Dow in 1967 and has served in various senior management positions. Mr. Stavropoulos was named President of Dow Latin America in 1984, Group Vice President in 1987, Vice President in 1990, President of Dow U.S.A. in 1990, Senior Vice President in 1991, President and Chief Operating Officer in 1993, Chief Executive Officer in November 1995 and Chairman of the board of directors in November 2000. He was elected to the board of directors of Dow in 1990. Mr. Stavropoulos served as President and Chief Executive Officer from 1995 to 2000 and was reappointed to that position in December 2002. In November 2003,

Mr. Stavropoulos relinquished the position as President and in November 2004 relinquished the position as Chief Executive Officer. Mr. Stavropoulos is also a director of NCR Corporation, BellSouth Corporation and Maersk Inc., and a trustee of the Fidelity Group of Funds. Mr. Stavropoulos has served as a director and member of various committees of Chemical Bank since April 1992. Mr. Stavropoulos is a member of the Audit, Compensation and Pension, Corporate Governance and Nominating, and Executive Committees.

Franklin C. Wheatlake, age 58, has served as a director of Chemical Financial since January 1, 2006 and was appointed to the Audit and Compensation and Pension Committees. Mr. Wheatlake served as a director of Chemical Bank West, a wholly owned subsidiary of the Corporation from 2001 through December 31, 2005. Chemical Bank West was merged into Chemical Bank on December 31, 2005. Mr. Wheatlake became a director of Chemical Bank on January 1, 2006. Mr. Wheatlake is Chairman and Chief Executive Officer of Reed City Powerline Supply Co., a company that provides logistics, supply chain services, and the distribution of materials indigenous to the utility industry, located in Reed City, Michigan.

Your Board of Directors Recommends That You Vote FOR the Election of All Nominees as Directors

Committees of the Board of Directors

Among others, the board of directors has established the following four standing committees:

- Audit Committee

- Compensation and Pension Committee

- Corporate Governance and Nominating Committee

- Executive Committee

Audit Committee. The Audit Committee oversees the accounting and financial reporting processes on behalf of the board of directors. The Audit Committee oversees the audit of the financial statements and is directly responsible for the appointment, compensation, retention and oversight of the work of the independent registered public accounting firm engaged by the Corporation. The Audit Committee operates pursuant to a written charter. A current copy of the Audit Committee written charter is available on Chemical Financial's corporate website at www.chemicalbankmi.com under "Investor Information." The Audit Committee is comprised solely of independent directors as defined by the Sarbanes-Oxley Act of 2002 and the National Association of Securities Dealers' ("NASD") listing standards. The Audit Committee has a Pre-Approval Policy to pre-approve the audit and non-audit services performed by the independent registered public accounting firm. All services provided by the independent registered public accounting firm are either within general pre-approved limits or specifically approved by the Audit Committee. The general pre-approval limits are detailed as to each particular service and are limited by a specific dollar amount for each type of service per project. The pre-approval policy requires the Audit Committee to be informed of the services provided under the pre-approval guidelines at the next regularly scheduled Audit Committee meeting. The Audit Committee met five times during 2005. As of February 17, 2006, the Audit Committee was composed of Mr. Moore, Chairman, Ms. Bowman and Messrs. Anderson, Bernson, Huff, Merszei, Oliver, Popoff, Smith, Stavropoulos and Wheatlake. Messrs. Anderson, Bernson, Merszei, Moore, Oliver, Popoff and Stavropoulos are considered "audit committee financial experts" as defined by the Securities and Exchange Commission.

Compensation and Pension Committee. The Compensation and Pension Committee reviews salaries, bonuses and other compensation of all officers of Chemical Financial, administers Chemical Financial's stock option plans, makes recommendations to the board of directors regarding the awards of stock options under these plans, and annually reviews the Corporation's benefit programs, including the pension and 401(k) benefit plans. The Compensation and Pension Committee operates pursuant to a written charter, a current copy of which is available on Chemical Financial's corporate website at www.chemicalbankmi.com under "Investor Information." During 2005, the Corporation had a Compensation Committee and a Pension Committee. Each of these committees met once during 2005. Effective January 1, 2006, these two committees were combined to form the Compensation and Pension Committee. All members of the Compensation and Pension Committee are non-employee directors of Chemical Financial and independent as defined in the NASD listing standards. As of February 17, 2006, the Compensation and Pension Committee was composed of Mr. Popoff, Chairman, Ms. Bowman and Messrs. Anderson, Bernson, Currie, Huff, Moore, Oliver, Smith, Stavropoulos, and Wheatlake.

Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee oversees the Corporation's corporate governance responsibilities on behalf of the board of directors and is responsible for the identification and recommendation of individuals qualified to become members of the board of directors for each vacancy that occurs and for each election of directors at an annual meeting of shareholders. The Corporate Governance and Nominating Committee operates pursuant to a written charter, a current copy of which is available on Chemical Financial's corporate website at www.chemicalbankmi.com under "Investor Information." The Corporate Governance and Nominating Committee met twice during 2005. All members of the Corporate Governance and Nominating Committee are independent as defined by the NASD listing standards. As of February 17, 2006, the Corporate Governance and Nominating Committee was composed of

Mr. Anderson, Chairman, and Messrs. Bernson, Currie, Merszei, Moore, Oliver, Popoff, Smith and Stavropoulos.

Executive Committee. The Executive Committee exercises the powers of the board of directors in the management and direction of the business and affairs of Chemical Financial between meetings of the full board of directors. The Executive Committee was formed on January 1, 2006. As of February 17, 2006, the Executive Committee was composed of Mr. Ramaker, Chairman, and Messrs. Anderson, Bernson, Currie, Moore, Oliver, Popoff, Smith, and Stavropoulos.

Board and Annual Meeting Attendance

During 2005, Chemical Financial's board of directors held five regular meetings. All directors attended at least 75% of the aggregate number of meetings of the board of directors and meetings of committees on which they served during the year (during the periods that they served). The Corporation has a policy that requires all members of and nominees to the board of directors to attend the annual meeting each year. All twelve directors serving at April 18, 2005 attended the Corporation's 2005 annual meeting held on that date.

Compensation of Directors

During 2005, Chemical Financial compensated its directors who were not regular salaried employees of Chemical Financial at the rate of $2,000 for every board meeting attended, $750 for every Audit Committee meeting attended and $550 for every other committee meeting attended. Regular salaried employees of Chemical Financial and its subsidiaries do not receive fees for serving on, or attending meetings of, the board of directors of Chemical Financial or its subsidiaries or meetings of any of their committees. During 2005, Chemical Financial's bank subsidiaries compensated their directors at the rate of $1,200 for every board meeting attended, $600 for every audit committee meeting attended and $550 for other committee meetings attended. In addition, during 2005 Chemical Financial's bank subsidiaries compensated their community bank advisory board members at the rate of $800 for every meeting attended and Chemical Financial compensated its title insurance and insurance agency subsidiary directors at the rate of $400 for every meeting attended. Effective January 1, 2006, Chemical Financial changed the compensation structure of its directors, Chemical Bank directors and community bank advisory board members. Beginning January 1, 2006, directors of Chemical Financial were compensated with an annual retainer of $10,000, at the rate of $750 for every board and Audit Committee meeting attended and at the rate of $550 for all other committee meetings attended. In addition, beginning January 1, 2006, directors of Chemical Financial were compensated at a rate of $750 for every Chemical Bank

Loan Committee meeting attended and $550 for all other Chemical Bank committee meetings attended. Further, beginning January 1, 2006, community bank advisory board members were compensated with an annual retainer fee of $2,500 and at the rate of $200 for every meeting attended.

The board of directors adopted the Chemical Financial Corporation Plan for Deferral of Directors' Fees. This plan is available to all directors of Chemical Financial and its subsidiaries who receive fees, including community bank advisory directors. Under the plan, directors and community bank advisory directors that participate in the plan must elect before December 31 of each year to defer either 50% or 100% of fees to be earned in the following year. These fees will be paid out in any number of calendar years from one to ten commencing during or following the year the director ceases to be a director or the year after the director attains age 70. During the deferral period, the plan provides that the Corporation shall accrue to the directors or community bank advisory directors interest on the accumulated amount of deferred fees at the rate paid by Chemical Bank on a variable rate money market savings account.

Shareholder Nominations

The Corporate Governance and Nominating Committee will consider director candidates recommended by shareholders, directors, officers, third party search firms and other sources. Shareholders may recommend individual nominees for consideration by the Corporate Governance and Nominating Committee by communicating with the committee as described under the heading "Communicating with the Board." The Corporate Governance and Nominating Committee will ultimately determine whether a shareholder recommendation will result in a nomination under this process. In considering potential nominees, the committee will review all candidates in the same manner, regardless of the source of the recommendation. In evaluating the skills and characteristics required of board members, the

committee considers factors such as experience, diversity, potentials for conflicts of interest, independence, character and integrity, ability to devote sufficient time to board service, and capacity to represent the balanced, best interests of the shareholders as a group. Direct shareholder nominations may only be made by sending a notice to the Secretary of Chemical Financial that sets forth:

- the name, age, business address and residence address of each nominee;

- the principal occupation or employment of each nominee;

- the number of shares of Chemical Financial common stock beneficially owned by each nominee;

- a statement that each nominee is willing to be nominated and to serve if elected; and

- such other information concerning each nominee as would be required to be provided in a proxy statement soliciting proxies for the election of each nominee.

You must send this notice to the Secretary of Chemical Financial not less than 120 days prior to the date of an annual meeting and not more than seven days following the date of notice of a special meeting called for election of directors.

Communicating with the Board

Shareholders and interested parties may communicate with members of Chemical Financial's board of directors by sending correspondence addressed to the board as a whole, a specific committee, or a specific board member c/o Joseph Torrence, Senior Vice President, Director of Human Resources, Chemical Financial Corporation, 333 E. Main Street, Midland, Michigan 48640. All correspondence will be forwarded directly to the applicable members of the board of directors.

Approval of the Stock Incentive Plan of 2006

The board of directors believes that the long-term interests of Chemical Financial would be advanced by aligning the interests of its corporate and subsidiary officers and key employees with the interests of its shareholders. Therefore, to attract, retain and motivate officers and key employees of exceptional abilities, and to recognize the significant contributions these individuals have made to the long-term performance and growth of the Corporation and its subsidiaries, on January 17, 2006, the board of directors adopted and approved, subject to shareholder approval, the Chemical Financial Corporation Stock Incentive Plan of 2006 (the "Incentive Plan"). The Incentive Plan is intended to supplement and continue the compensation policies and practices of our other equity compensation plans, which we

have used for many years. Because there are a limited number of shares available for issuance under previously authorized plans (approximately 3,325 shares in total as of December 31, 2005), the board of directors believes that approval of the Incentive Plan is advisable to make additional shares available for stock options and other awards.

We intend to use the Incentive Plan to grant equity-based incentives to eligible participants. These forms of long-term incentive compensation include stock options, stock appreciation rights, restricted stock units, restricted stock, stock awards and other awards based on or related to shares of Chemical Financial common stock (collectively referred to as "incentive awards"). By combining in a single plan many types of incentives commonly used in long-term incentive compensation programs, the Incentive Plan is intended to provide the Corporation with a great deal of flexibility in designing specific long-term incentives to best promote the objectives of the Incentive Plan and in turn promote the interests of our shareholders.

If shareholders approve the Incentive Plan, then incentive awards could be granted to eligible participants. No incentive awards would be granted under the Incentive Plan on a date that is more than ten years after the Incentive Plan's effective date. The effective date of the Incentive Plan will be January 17, 2006, if the shareholders approve the Incentive Plan. Incentive awards would be granted under the Incentive Plan to participants for no cash consideration or for such minimum consideration as determined by the Compensation and Pension Committee. The Incentive Plan would not be qualified under Section 401(a) of the Internal Revenue Code and would not be subject to the Employee Retirement Income Security Act of 1974 (ERISA).

The following is a summary of the material features of the Incentive Plan; however, it is not complete and, therefore, you should not rely solely on it for a detailed description of every aspect of the Incentive Plan. The summary is qualified in its entirety by reference to the terms of the Incentive Plan, a copy of which is attached as Appendix A to this proxy statement. Included in the summary is information regarding the effect of U.S. federal tax laws upon participants and the Corporation. This information is not a complete summary of such tax laws and does not discuss the income tax laws of any state in which a participant may reside, and is subject to change. Please note that the description with respect to stock appreciation rights and the deferred delivery of shares in particular are subject to change due to recently enacted tax legislation. Participants in the Incentive Plan should consult their own tax advisors regarding the specific tax consequences to them of participating in and receiving incentive awards under the Incentive Plan.

Authorized Shares

Subject to certain anti-dilution and other adjustments, 1,000,000 shares of Chemical Financial common stock, $1.00 par value per share, would be available for incentive awards under the Incentive Plan. Shares of common stock authorized under the Incentive Plan could be either unissued shares, shares issued and repurchased by the Corporation (including shares purchased on the open market) or shares issued and otherwise reacquired by the Corporation. Shares subject to incentive awards that are canceled, surrendered, modified, exchanged for substitute incentive awards, or that expire or terminate prior to exercise or vesting in full, and shares that are surrendered to the Corporation in connection with the exercise or vesting of incentive awards, whether previously owned or otherwise subject to such incentive

awards, would remain available under the Incentive Plan. The Incentive Plan would not allow any participant to receive, in any calendar year, incentive awards issued under the Incentive Plan with respect to more than 25% of the total number of shares available under the Incentive Plan. Upon the occurrence of certain corporate events (e.g., merger, stock dividend), the Compensation and Pension Committee could adjust the incentive awards appropriately. Unless the Incentive Plan is terminated earlier by the board of directors, incentive awards could be granted at any time before or on January 16, 2016, when the Incentive Plan will terminate according to its terms. On February 21, 2006, the closing price of Chemical Financial common stock on The Nasdaq Stock Market was $32.06 per share.

Eligible Participants

Officers and key employees of the Corporation and its subsidiaries could receive incentive awards under the Incentive Plan. We anticipate that the persons who will be eligible to receive incentive awards under the Incentive Plan will be primarily officers (currently 302 persons) and certain key employees (no determination has been made as to which employees are considered "key" employees; 73 officers received awards under the Corporation's existing plans for fiscal 2005) of the Corporation and its subsidiaries. Additional individuals may become officers or key employees in the future and could participate in the Incentive Plan. Officers and key employees of the Corporation and its subsidiaries may be considered to have an interest in the Incentive Plan because they may in the future receive incentive awards under it.

New Plan Benefits

No incentive awards have been granted or received under the Incentive Plan through the date of this proxy statement. Because benefits under the Incentive Plan will depend on the Compensation and Pension Committee's actions and the fair market value of Chemical Financial common stock at various future dates, the benefits payable under the Incentive Plan and the benefits that would have been payable had the Incentive Plan been in effect during the most recent fiscal year are not determinable.

Administration of the Incentive Plan

The Incentive Plan would be administered by the Compensation and Pension Committee of the board of directors. The committee would be authorized and empowered to do all things that it determined to be necessary or appropriate in connection with the administration of the Incentive Plan. The committee would determine, subject to the terms of the Incentive Plan, the persons to receive incentive awards, the nature and amount of incentive awards to be granted to each person (subject to the limits specified in the Incentive Plan), the time of each grant, the terms and duration of each grant, and all other determinations necessary or advisable for administration of the Incentive Plan. The committee could amend the terms of incentive awards granted under the Incentive Plan from time to time in any manner, subject to the limitations specified in the Incentive Plan.

Stock Options

The Incentive Plan would permit Chemical Financial to grant to participants options to purchase shares of Chemical Financial common stock at stated prices for specific periods of time. For purposes of determining the number of shares available under the Incentive Plan, each stock option would count as the number of shares of common stock subject to the stock option. Stock options that could be granted under the Incentive Plan may only be nonqualified stock options and may not qualify as incentive stock options as defined in Section 422 of the Internal Revenue Code. Unless the Incentive Plan is terminated earlier by the board of directors, stock options could be granted at any time before or on January 16, 2016, when the Incentive Plan will terminate according to its terms. The Compensation and Pension Committee could award options for any amount of consideration or no consideration, as the committee determines.

The Compensation and Pension Committee would establish the terms of individual stock option grants in stock option agreements, certificates of award or both. These documents would contain terms, conditions and restrictions that the committee determines to be appropriate. These restrictions could include vesting requirements to encourage long-term ownership of shares.

The exercise price of a stock option would be determined by the Compensation and Pension Committee, but must be at least 100% of the market value of Chemical Financial common stock on the day before the date of grant. No stock option could be repriced, replaced, regranted through cancellation or modified without shareholder approval if the effect of such repricing, replacement, regrant or modification would be to reduce the exercise price of such stock options to the same participants.

When exercising all or a portion of a stock option, a participant could pay the exercise price with cash or, if permitted by the Compensation and Pension Committee, shares of Chemical Financial common stock, or other consideration substantially equal to cash. The committee could also authorize payment of all or a portion of the exercise price in the form of a promissory note or installment payments, except as limited by the Sarbanes-Oxley Act of 2002 or other laws, rules or regulations. Any promissory note or installment payments must be with full recourse and at the market rate of interest. The board of directors could restrict or suspend the power of the committee to permit such loans, however, and could require that adequate security be provided. In addition, the Compensation and Pension Committee may implement a program for broker-assisted cashless exercises of stock options.

Although the term of each stock option would be determined by the Compensation and Pension Committee, no stock option would be exercisable under the Incentive Plan after ten years and one day after the date it was granted. Stock options generally would be exercisable for limited periods of time if an option holder dies, becomes disabled (as defined in the Incentive Plan), is terminated without cause, or voluntarily leaves his or her employment. If an option holder is terminated for cause, the option holder would forfeit all rights to exercise any outstanding stock options. Subject to the other terms of the Incentive Plan, if an option holder retires (as specified in the Incentive Plan) as an employee, he or she could exercise options for the remainder of their terms, unless the terms of the option agreement or award provide otherwise.

Without Compensation and Pension Committee approval, stock options granted under the Incentive Plan generally could not be transferred, except by will or by the laws of descent and distribution, unless transfer is permitted by the terms of the grant or the applicable stock option agreement. The committee could impose other restrictions on shares of common stock acquired through a stock option exercise.

Federal Tax Consequences of Stock Options

The Incentive Plan only provides for awards of nonqualified stock options — those options that do not meet the Internal Revenue Code's definition of an incentive stock option. Under current federal income tax laws, an option holder would not recognize any income and Chemical Financial would not receive a deduction when a nonqualified stock option is granted. If a nonqualified stock option is exercised, the option holder would recognize compensation income equal to the difference between the exercise price paid and the market value of the stock acquired upon exercise (on the date of exercise). Chemical Financial would then receive a corresponding deduction for federal income tax purposes, except to the extent that the deduction limits of Section 162(m) of the Internal Revenue Code apply. The option holder's tax basis in the shares acquired would be the exercise price paid plus the amount of compensation income recognized. Sale of the stock after exercise would result in recognition of short-term or long-term capital gain (or loss).

Stock Appreciation Rights

The Incentive Plan would also permit the Compensation and Pension Committee to grant stock appreciation rights. A stock appreciation right permits the holder to receive the difference between the market value of a share of common stock subject to the stock appreciation right on the exercise date of the stock appreciation right and a "base" price set by the Compensation and Pension Committee. Under the Incentive Plan, the per-share base price for exercise or settlement of stock appreciation rights must be equal to or greater than the market value of such shares on the day before the date the stock appreciation rights are granted. Stock appreciation rights would be exercisable on dates determined by the Compensation and Pension Committee at the time of grant. The committee could award stock appreciation rights for any amount of consideration or no consideration, as the committee determines.

No stock appreciation rights could be repriced, replaced, regranted through cancellation or modified without shareholder approval if the effect of such repricing, replacement, regrant or modification would be to reduce the base price of such stock appreciation rights to the same participants.

Stock appreciation rights would be subject to terms and conditions determined by the Compensation and Pension Committee. A stock appreciation right could relate to a particular stock option and could be granted simultaneously with or subsequent to the stock option to which it relates. Except to the extent otherwise provided in the Incentive Plan or the grant, (i) stock appreciation rights not related to a stock option would be subject to the same terms and conditions applicable to stock options under the Incentive Plan, and (ii) all stock appreciation rights related to stock options granted under the Incentive Plan would be granted subject to the same restrictions and conditions and would have the same vesting, exercisability, forfeiture and termination provisions as the stock options to which they relate and could be subject to additional restrictions and conditions. When stock appreciation rights related to stock options are exercised, such stock options are automatically cancelled with respect to an equal number of underlying shares. Unless the Compensation and Pension Committee determines otherwise, stock appreciation rights could be settled only in shares of common stock or cash. For purposes of determining the number of shares available under the Incentive Plan, each stock appreciation right would count as one share of common stock, without regard to the number of shares, if any, that are issued upon the exercise of the stock appreciation right or upon such settlement.

Federal Tax Consequences of Stock Appreciation Rights

The treatment of stock appreciation rights that are payable solely in the form of Chemical Financial common stock under federal income tax laws is similar to the treatment of nonqualified stock options as described above. Under current federal income tax laws, a participant would not recognize any income and Chemical Financial would not receive a deduction at the time such a stock appreciation right is granted. If a stock appreciation right is exercised, the participant would recognize compensation income in the year of exercise in an amount equal to the difference between the base or settlement price and the market value of the stock subject to the stock appreciation right (on the date of exercise). Chemical Financial would receive a corresponding deduction for federal income tax purposes. The participant's tax basis in the shares acquired would be increased over the exercise price by the amount of compensation income recognized. Sale of the stock after exercise would result in recognition of short- or long-term capital gain or loss.

Federal income tax laws provide different rules for stock appreciation rights that are payable in cash than for those that are payable solely in the form of Chemical Financial common stock. Under current federal income tax laws, a participant would not recognize any income and Chemical Financial would not receive a deduction at the time such a stock appreciation right is granted. Depending on the terms of the stock appreciation right, pursuant to recently enacted tax legislation, a participant may recognize taxable income upon the vesting of a cash-settled stock appreciation right and may also be subject to additional excise taxes and penalties. Chemical Financial would receive a corresponding deduction in any year in which the participant recognizes taxable income.

Restricted Stock and Restricted Stock Units

The Incentive Plan would also permit the Compensation and Pension Committee to award restricted stock and restricted stock units, subject to the terms and conditions set by the committee that are consistent with the Incentive Plan. Shares of restricted stock are shares of common stock the retention, vesting and/or transferability of which is subject, for specified periods of time, to such terms and conditions as the Compensation and Pension Committee deems appropriate (including continued employment and/or achievement of performance goals established by the committee). Restricted stock units are incentive awards denominated in units of common stock under which the issuance of shares of common stock is subject to such terms and conditions as the Compensation and Pension Committee deems appropriate (including continued employment and/or achievement of performance goals established by the committee). For purposes of determining the number of shares available under the Incentive Plan, each restricted stock unit would count as the number of shares of common stock subject to the restricted stock unit. Unless determined otherwise by the Compensation and Pension Committee, each restricted stock unit would be equal to one share of Chemical Financial common stock and would entitle a participant to either shares of common stock or an amount of cash determined with reference to the value of shares of common stock. The Compensation and Pension Committee could award restricted stock or restricted stock units for any amount of consideration or no consideration, as the committee determines.

As with stock option grants, the Compensation and Pension Committee would establish the terms of individual awards of restricted stock and restricted stock units in award agreements or certificates of award. Restricted stock and restricted stock units granted to a participant would "vest" (i.e., the restrictions on them would lapse) in the manner and at the times that the Compensation and Pension Committee determines.

Unless the Compensation and Pension Committee otherwise consents or permits or unless the terms of a restricted stock agreement or award provide otherwise, if a participant's employment is terminated during the restricted period (i.e., the period of time during which restricted stock or a restricted stock unit is subject to restrictions) for any reason other than death, disability or retirement, each restricted stock and restricted stock unit award of the participant still subject in full or in part to restrictions at the date of such termination would automatically be forfeited and returned to Chemical Financial. If the participant's employment is terminated during the restricted period because of death, disability or retirement, then the restrictions on the participant's shares of restricted stock and restricted stock units would terminate automatically with respect to that respective number of such shares or restricted stock units (rounded to the nearest whole number) equal to the respective total number of such shares or restricted stock units granted to such participant multiplied by the number of full months that have elapsed since the date of grant divided by the total number of full months in the respective restricted period. All of the remaining shares of restricted stock and restricted stock units would be forfeited and returned to Chemical Financial; however, the Compensation and Pension Committee could, either before or after a participant dies, becomes disabled or retires, waive the restrictions remaining on any or all of his or her remaining shares of restricted stock and restricted stock units.

Without Compensation and Pension Committee authorization, until restricted stock or restricted stock units vest, the recipient of the restricted stock or restricted stock units would not be allowed to sell, exchange, transfer, pledge, assign or otherwise dispose of restricted stock or restricted stock units other than by will or the laws of descent and distribution. All rights with respect to restricted stock and restricted stock units would only be exercisable during a participant's lifetime by the participant or his or her guardian or legal representative. The Compensation and Pension Committee could impose additional restrictions on shares of restricted stock and restricted stock units. Except for restrictions on transferability, holders of restricted stock would enjoy all other rights of a shareholder with respect to the restricted stock, including dividend and liquidation rights and full voting rights. Holders of restricted stock units would enjoy dividend and liquidation rights with respect to shares of common stock subject to unvested restricted stock

units, but would not enjoy voting rights with respect to such shares. Unless the Compensation and Pension Committee determines otherwise, any noncash dividends or distributions paid with respect to shares of unvested restricted stock and shares of common stock subject to unvested restricted stock units would be subject to the same restrictions and vesting schedule as the shares to which such dividends or distributions relate.

Federal Tax Consequences of Restricted Stock and Restricted Stock Units

Generally, under current federal income tax laws a participant would not recognize income upon the award of restricted stock or restricted stock units. However, a participant would be required to recognize compensation income at the time the award vests (when the restrictions lapse) equal to the difference between the fair market value of the stock at vesting and the amount paid for the stock (if any). At the time the participant recognizes compensation income, Chemical Financial would be entitled to a corresponding deduction for federal income tax purposes, except to the extent that the deduction limits of Section 162(m) of the Internal Revenue Code apply. If restricted stock or restricted stock units are forfeited by a participant, the participant would not recognize income with respect to the forfeited award and Chemical Financial would not receive a corresponding deduction. Prior to the vesting and lapse of restrictions, dividends paid on shares subject to awards of restricted stock and restricted stock units would be reported as compensation income to the participant and Chemical Financial would receive a corresponding deduction, except to the extent that the deduction limits of Section 162(m) of the Internal Revenue Code apply.

A participant could, within 30 days after the date of an award of restricted stock (but not an award of restricted stock units), elect to report compensation income for the tax year in which the restricted stock is awarded. If the participant makes this election, the amount of compensation income would be equal to the difference between the fair market value of the restricted stock at the time of the award and the amount paid for the stock (if any). Any later appreciation in the value of the restricted stock would be treated as capital gain and recognized only upon the sale of the shares subject to the award of restricted stock. Dividends received after such an election would be taxable as dividends and not treated as additional compensation income. If, however, restricted stock is forfeited after the participant makes such an election, the participant would not be allowed any deduction for the amount that he or she earlier reported as income. Upon the sale of shares subject to the restricted stock award, a participant would recognize capital gain or loss in the amount of the difference between the sale price and the participant's basis in the stock.

Stock Awards

The Incentive Plan would also permit the Compensation and Pension Committee to make stock awards. The committee could make stock awards for any amount of consideration, or no consideration, as the committee determines. A stock award of Chemical Financial common stock would be subject to terms and conditions set by the Compensation and Pension Committee at the time of the award. Stock award recipients would generally have all voting, dividend, liquidation and other rights with respect to awarded shares of Chemical Financial common stock. However, the committee could impose restrictions on the assignment or transfer of common stock awarded under the Incentive Plan.

Federal Tax Consequences of Stock Awards

The recipient of a stock award generally would recognize compensation income equal to the difference between the fair market value of the stock when it is awarded and the amount paid for the stock (if any). The recipient's tax basis in the stock would equal the amount of compensation income recognized on the award plus the amount paid by the recipient for the stock (if any). Chemical Financial would be entitled to a corresponding deduction equal to the amount of compensation income recognized by the recipient, except to the extent that the deduction limits of Section 162(m) of the Internal Revenue Code apply. Upon a subsequent sale of the stock, the recipient would recognize capital gain or loss equal to the difference between the amount realized on the sale and his or her basis in the stock. Different rules may apply where the stock is transferred subject to a "substantial risk of forfeiture."

Other Stock-Based Awards

Finally, the Incentive Plan would also permit the Compensation and Pension Committee to grant a participant one or more types of awards based on or related to shares of Chemical Financial common stock, other than the types described above. Any such awards would be subject to terms and conditions as the Compensation and Pension Committee deems appropriate, as set forth in the respective award agreements and as permitted under the Incentive Plan.

Effects of a Change in Control of Chemical Financial

Upon the occurrence of a "change in control" of Chemical Financial (as defined in the Incentive Plan), all outstanding stock options and stock appreciation rights would vest and become exercisable in full immediately prior to the effective time of the change in control and would remain exercisable in accordance with their terms. All other outstanding incentive awards under the Incentive Plan would immediately become fully vested, exercisable and nonforfeitable. In addition, the Compensation and Pension Committee, without the consent of any affected participant, could determine that some or all participants holding outstanding stock options and/or stock appreciation rights would receive, in lieu of some or all of such awards, cash in an amount equal to the greater of the excess of (i) the highest sale price of the shares on The Nasdaq Stock Market (or on whatever quotation system or stock exchange on which Chemical Financial common stock is listed at the time) on the day before the effective date of the change in control, or (ii) the highest price per share actually paid in connection with the change in control, over the exercise price of the stock options and/or the base price per share of the stock appreciation rights.

Tax Withholding

If incentive awards are made under the Incentive Plan, Chemical Financial could withhold from any cash otherwise payable to a participant or require a participant to remit to Chemical Financial amounts necessary to satisfy applicable withholding and employment-related taxes. Unless the Compensation and Pension Committee determines otherwise, tax withholding obligations could also be satisfied by withholding Chemical Financial common stock to be received upon exercise or vesting of an incentive award or by delivering to Chemical Financial previously owned shares of common stock. Chemical Financial may reasonably delay the issuance or delivery of shares of Chemical Financial common stock pursuant to an incentive award as it determines appropriate to address tax withholding and other administrative matters.

Termination and Amendment of the Incentive Plan or Awards

The board of directors could terminate the Incentive Plan at any time and could from time to time amend the Incentive Plan as it considers proper and in the best interests of Chemical Financial, provided that no such amendment could be made (except adjustments expressly permitted by the Incentive Plan) without the approval of shareholders of Chemical Financial if it would (i) reduce the exercise price of a stock option or the base price of a stock appreciation right below the market value of the underlying stock on the day before the date of the grant, (ii) reduce the exercise price of outstanding stock options or the base price of outstanding stock appreciation rights, (iii) increase the individual annual maximum award limit, or (iv) otherwise amend the Incentive Plan in any manner requiring shareholder approval by law or under Nasdaq listing requirements or rules. In addition, no amendment to the Incentive Plan or to a previously granted incentive award could impair the rights of a holder of any outstanding incentive award without the consent of the participant, except in certain circumstances in which such amendment is necessary to satisfy a law or regulation or to meet the requirements of or avoid adverse tax or financial accounting consequences under any tax or accounting standard, law or regulation.

Subject to certain limitations, the Compensation and Pension Committee could amend or modify the terms of any outstanding incentive award in any manner not prohibited by the Incentive Plan. However, incentive awards issued under the Incentive Plan could not be repriced, replaced, regranted through cancellation or modified without shareholder approval if the effect would be to reduce the exercise price or base price of such incentive awards to the same participants. Chemical Financial could also suspend a participant's rights under the Incentive Plan for a period of up to sixty days while a participant's termination for cause is considered.

Effective Date of the Incentive Plan

Subject to shareholder approval, the Incentive Plan would take effect on January 17, 2006, and, unless terminated earlier by the board of directors, no awards could be made under the Incentive Plan after January 16, 2016.

If the Incentive Plan is not approved by the shareholders, no incentive awards will be made under the Incentive Plan to any employee.

Section 162(m) of the Internal Revenue Code

Section 162(m) of the Internal Revenue Code, as amended, limits to $1,000,000 the annual income tax deduction that a publicly-held corporation may claim for compensation paid to its chief executive officer and to its four most highly compensated officers other than the chief executive officer. Qualified ''performance-based'' compensation is exempt from the $1,000,000 limit and may be deducted even if other compensation exceeds $1,000,000. The Incentive Plan is intended to provide for the ability to grant incentive awards that qualify as performance-based compensation under Section 162(m), to permit compensation associated with such awards under the Incentive Plan to be tax deductible to Chemical Financial while allowing, as nearly as practicable, the continuation of Chemical Financial's pre-existing practices with respect to the award of equity compensation. The Incentive Plan will be interpreted, administered and amended if necessary to achieve that intended purpose.

Stock options and stock appreciation rights awarded under the Incentive Plan would automatically qualify as performance-based compensation.

For a stock award, restricted stock, restricted stock unit or other stock-based or stock-related award to qualify as performance-based compensation, the vesting or payment of such incentive award must be contingent upon the achievement of one or more performance goals established

by the Compensation and Pension Committee and must otherwise satisfy the requirements of Section 162(m). The performance goals for incentive awards must meet certain other criteria as well to qualify as performance-based compensation, including (i) the performance goals must be established in writing by the Compensation and Pension Committee during the first 90 days of the applicable performance period and before 25% of the performance period has elapsed, (ii) the satisfaction of the performance goals must be substantially uncertain when established by the committee for the performance period, and (iii) the performance goals must be based solely upon objective criteria from which an independent third party with knowledge of the facts could determine whether the performance goal or set of goals is satisfied and from that determination could calculate the performance-based compensation to be paid.

Under the Incentive Plan the performance goals that may be established by the Compensation and Pension Committee with respect to performance-based compensation would be limited to any one or more of the following measurements of performance, either individually or in any combination, applied to either Chemical Financial as a whole or to a Chemical Financial subsidiary, either individually or in any combination, and measured against pre-determined levels, the performance of a pre-established peer group or a published or special index: net income; net income per share; return on equity; cash earnings; cash earnings per share, reflecting dilution of the common stock as the committee deems appropriate and, if the committee so determines, net of or including dividends; cash earnings return on equity; operating income; operating income per share; operating income return on equity; return on assets; cash flow; cash flow return on capital; return on capital; productivity ratios; share price (including without limitation growth measures or total shareholder return); expense or cost levels; margins; operating efficiency; efficiency ratio; customer satisfaction, satisfaction based on specified objective goals or a Corporation-sponsored customer survey; economic value added measurements; market share or market penetration with respect to specific designated products or services, product or service groups and/or specific geographic areas; reduction of losses, loss ratios, expense ratios or fixed costs; employee turnover; and specified objective social goals.

An incentive award intended to qualify as performance-based compensation could provide that any evaluation of performance could include or exclude certain specific events or their effects that occur during the performance period, including asset write-downs; litigation or claim judgments or settlements; changes in tax laws, accounting principles, or other laws or provisions affecting reported results; any reorganization and restructuring programs; extraordinary nonrecurring items as described in Accounting Principles Board Opinion No. 30 and/or in management's discussion and analysis of financial condition and results of operations appearing in the Corporation's annual report to shareholders for the applicable year; acquisitions, mergers, divestitures or accounting changes; amortization of goodwill or other intangible assets; discontinued operations; and other special charges or extraordinary items.

No participant in the Incentive Plan may be granted, in any calendar year, awards representing more than 25% of the total number of shares of Chemical Financial common stock available for awards under the Incentive Plan. Performance-based compensation would be paid only after written certification by the Compensation and Pension Committee that the applicable performance goals have been satisfied.

Registration of Shares

Chemical Financial intends to register shares covered by the Incentive Plan under the Securities Act of 1933 before any stock options or stock appreciation rights could be exercised and before any shares of restricted stock, restricted stock units, stock awards or other stock-based or stock-related awards are granted.

Your Board of Directors Recommends That You Vote FOR Approval of the Stock Incentive Plan of 2006

Ownership of Chemical Financial Common Stock

Five Percent Shareholder

Listed below is the only shareholder of Chemical Financial known by management to have been the beneficial owner of more than 5% of the outstanding shares of Chemical Financial common stock as of January 1, 2006. This entity is the Trust and Investment Management Services department (Trust Department) of Chemical Bank:

| Name and Address of Beneficial Owner | Amount and Nature of Beneficial Ownership of Common Stock[1] | | | |
	Sole Voting and Dispositive Power	Shared Voting or Dispositive Power[2]	Total Beneficial Ownership	Percent of Class
Chemical Bank Trust Department 333 E. Main Street Midland, MI 48640[3]	1,301,306	507,104	1,808,410	7.14%

Ownership of Chemical Financial Common Stock by Directors and Executive Officers

The following table sets forth information concerning the number of shares of Chemical Financial common stock held as of January 1, 2006, by each of Chemical Financial's directors and nominees for director, each of the named executive officers who are included in the Summary Compensation Table, and all of Chemical Financial's directors, nominees for director and executive officers as a group:

| Name of Beneficial Owner | Amount and Nature of Beneficial Ownership of Common Stock[1] | | | | |
	Sole Voting and Dispositive Power	Shared Voting or Dispositive Power[2]	Stock Options Exercisable in 60 Days	Total Beneficial Ownership	Percent of Class
G.E. Anderson	5,272	5,569	—	10,840	*
J. D. Bernson	—	15,903	—	15,903	*
N. A. Bowman	2,040	—	—	2,040	*
J. A. Currie	114,049	18,399	—	132,448	*
L. A. Gwizdala	673	36,433	35,589	72,695	*
T. T. Huff	46,211	—	—	46,211	*
T.W. Kohn	23,615	9,170	22,519	55,304	*
M.T. Laethem	—	1,337	—	1,337	*
G.E. Merszei	—	—	—	—	*
J. R. Milroy	7,652	16,158	25,983	49,793	*
T. F. Moore	—	12,817	—	12,817	*
A. J. Oliver	108,929	—	—	108,929	*
F. P. Popoff	21,416	—	—	21,416	*
C.D. Prins	411	—	—	411	*
D. B. Ramaker	668	14,236	67,435	82,339	*
J. A. Reisner	13,124	3,682	23,202	40,008	*
D. L. Smith	39,124	11,445	—	50,569	*
L.D. Stauffer	22	2,919	—	2,941	*
W. S. Stavropoulos	6,110	349,683[4]	—	355,793[4]	1.41%
F.C. Wheatlake	2,391	74,195	—	76,586	*
All directors and executive officers as a group	427,754	624,374[5]	240,944	1,293,072[5]	5.11%

*   Less than 1%.

(1) The numbers of shares stated are based on information furnished by each person listed and include shares personally owned of record by that person and shares that, under applicable regulations, are considered to be otherwise beneficially owned by that person. Under these regulations, a beneficial owner of a security includes any person who, directly or indirectly, has or shares voting power or dispositive power with respect to the security. A person will also be considered the beneficial owner of a security if the person has a right to acquire beneficial ownership of the security within 60 days. Shares held in various fiduciary capacities through the Trust Department of Chemical Bank are not included unless otherwise indicated. Chemical Financial and the directors and officers of Chemical Financial and Chemical Bank disclaim beneficial ownership of shares held by the Trust Department in fiduciary capacities.

(2) These numbers include shares over which the listed person is legally entitled to share voting or dispositive power by reason of joint ownership, trust, or other contract or property right, and shares held by spouses and children over whom the listed person may have influence by reason of relationship. Shares held in fiduciary capacities by the Trust Department of Chemical Bank are not included unless otherwise indicated. The directors and officers of Chemical Financial may, by reason of their positions, be in a position to influence the voting or disposition of shares held in trust by Chemical Bank to some degree, but disclaim beneficial ownership of these shares.

(3) These numbers consist of certain shares held in various fiduciary capacities through the Trust Department of Chemical Bank. Chemical Bank also holds in various fiduciary capacities a total of 2,359,959 shares of Chemical Financial common stock over which it does not have voting or dispositive power and which are not included in these numbers. Chemical Financial and the directors and officers of Chemical Financial and Chemical Bank disclaim beneficial ownership of shares held by the Trust Department in a fiduciary capacity.

(4) These numbers include 349,683 shares owned by the Rollin M. Gerstacker Foundation as of January 1, 2006. Mr. Stavropoulos is a trustee of that foundation. Mr. Stavropoulos has no beneficial interest in the shares owned by the foundation and disclaims beneficial ownership of these shares.

(5) These numbers include shares described in note 4 above and 16,215 shares owned by a foundation of which an executive officer of the Corporation is a trustee. That executive officer has no beneficial interest in the shares owned by the foundation and disclaims beneficial ownership of these shares.

Shareholder Return

The following line graph compares Chemical Financial's cumulative total shareholder return on its common stock over the last five years, assuming the reinvestment of dividends, to the Standard and Poor's (referred to as "S&P") 500 Stock Index and the KBW 50 Index. Both of these indices are also based upon total return (including reinvestment of dividends) and are market-capitalization-weighted indices. The S&P 500 Stock Index is a broad equity market index published by Standard and Poor's. The KBW 50 Index is published by Keefe, Bruyette & Woods, Inc., an investment banking firm that specializes in the banking industry. The KBW 50 Index is composed of 50 money center and regional bank holding companies. The line graph assumes $100 was invested on December 31, 2000.



The dollar values for total shareholder return plotted in the graph are shown in the table below:

December 31	Chemical Financial Corporation	KBW 50 Index	S&P 500 Stock Index
2000	$100.0	$100.0	$100.0
2001	140.3	95.9	88.1
2002	154.1	89.1	68.7
2003	189.3	119.5	88.4
2004	229.5	131.5	97.9
2005	184.3	133.0	102.7

Executive Compensation

Summary of Executive Compensation

The following table shows information concerning the compensation earned from Chemical Financial or its subsidiaries during each of the three years in the period ended December 31, 2005, by the Chief Executive Officer and each of Chemical Financial's four most highly compensated executive officers who served in positions other than Chief Executive Officer at December 31, 2005. The positions listed in the table are those in which the applicable officer served at December 31, 2005.

SUMMARY COMPENSATION TABLE

| Name and Principal Position | Year | Annual Compensation[1] | | Long-Term Compensation Awards Number of Shares Underlying Options | All Other Compensation[2] |
		Salary	Bonus		
David B. Ramaker	2005	$300,000	$22,650	20,000	$4,683
President and Chief	2004	275,000	90,150	15,750	4,420
Executive Officer of the Corporation	2003	250,000	75,150	8,400	4,315
James R. Milroy	2005	$211,000	$15,150	9,000	$4,335
Executive Vice President,	2004	200,000	60,150	8,400	3,994
Chief Operating Officer and	2003	190,000	45,150	4,725	4,010
Secretary of the Corporation					
Lori A. Gwizdala	2005	$195,000	$15,150	9,000	$4,054
Executive Vice President,	2004	182,000	60,150	8,400	3,960
Chief Financial Officer and	2003	170,000	50,150	4,725	3,610
Treasurer of the Corporation					
John A. Reisner	2005	$156,500	$10,150	6,500	$4,515
President and Chief	2004	151,500	39,150	5,250	3,946
Executive Officer of	2003	147,000	40,150	2,887	3,824
Chemical Bank					
and Trust Company					
Thomas W. Kohn	2005	$150,000	$15,150	6,500	$3,473
President and Chief	2004	142,500	40,150	5,250	3,265
Executive Officer of	2003	136,500	35,150	2,887	2,322
Chemical Bank West					

(1) Includes compensation deferred under Chemical Financial's 401(k) savings plan.

(2) The amounts set forth in the "All Other Compensation" column for 2005 represent matching contributions under the 401(k) savings plan and insurance payments with respect to term life insurance. The 401(k) savings plan matching contributions were as follows: Mr. Ramaker, $4,200; Mr. Milroy, $4,020; Ms. Gwizdala, $3,739; Mr. Reisner, $3,129; and Mr. Kohn, $2,990. The insurance payments with respect to term life insurance were as follows: Mr. Ramaker, $483; Mr. Milroy, $315; Ms. Gwizdala, $315; Mr. Reisner, $1,386; and Mr. Kohn, $483.

Option Grants and Values

The following tables provide information concerning stock options granted to and exercised by the named executive officers during 2005 and unexercised options held as of December 31, 2005:

OPTION GRANTS IN LAST FISCAL YEAR

Name	Number of Shares Underlying Options Granted[1]	Percent of Total Options Granted to Employees in Fiscal Year	Exercise Price Per Share[1]	Expiration Date	Grant Date Present Value[2]
	Individual Grants				
David B. Ramaker	20,000	11.27%	$32.28	12/20/2015	$186,800
James R. Milroy	9,000	5.07	32.28	12/20/2015	84,060
Lori A. Gwizdala	9,000	5.07	32.28	12/20/2015	84,060
John A. Reisner	6,500	3.66	32.28	12/20/2015	60,710
Thomas W. Kohn	6,500	3.66	32.28	12/20/2015	60,710

(1) The per share exercise price of each option is equal to the market value of Chemical Financial common stock on the date each option was granted. Options were granted on December 20, 2005 and became exercisable on that date. The outstanding options were granted for a term of 10 years and one day. Options terminate, subject to certain limited exercise provisions, in the event of death, retirement or other termination of employment. All options permit the option price to be paid by delivery of cash or other shares of Chemical Financial common stock owned by the option holder, including shares acquired through the exercise of other options.

(2) Based on the Black-Scholes option pricing model. The actual value, if any, an option holder may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised. There is no assurance the value realized by an option holder will be at or near the value estimated by the Black-Scholes model. The estimated values in the table above were calculated using the Black-Scholes model based on assumptions that include:

- a stock price volatility factor of 33.0%, calculated using monthly stock prices for nine years prior to the grant date;
- an average risk-free rate of return of 4.45%;
- an expected average dividend yield of 3.20% (approximately the dividend yield at the date of the grant); and
- an expected average option holding period of 7 years, which approximates Chemical Financial's historical experience.

No adjustments were made for the general non-transferability of the options or to reflect any risk of forfeiture before vesting. Disclosure of grant date present value is presented pursuant to Securities and Exchange Commission regulations. Chemical Financial's use of the Black-Scholes model to indicate the present value of each grant is not an endorsement of this valuation method.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

Name	Number of Shares Acquired on Exercise(1)	Value Realized	Number of Shares Underlying Unexercised Options at Fiscal Year-End(2)		Value of Unexercised In-the-Money Options at Fiscal Year-End(3)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
David B. Ramaker	450	$ 3,298	67,435	—	$156,552	—
James R. Milroy	—	—	25,983	—	15,346	—
Lori A. Gwizdala	—	—	35,589	—	73,251	—
John A. Reisner	1,260	12,110	23,202	—	46,611	—
Thomas W. Kohn	—	—	22,519	—	40,440	—

(1) The number of shares shown is the gross number of shares covered by options exercised. Officers may deliver other shares owned in payment of the option price and shares may be withheld for tax withholding purposes, resulting in a smaller net increase in their share holdings.

(2) Effective December 31, 2005, the Board of Directors accelerated the vesting of unvested "out-of-the-money" nonqualified stock options previously awarded to employees and officers of the Corporation under the Corporation's Stock Incentive Plan of 1997. As a result of this action, options to purchase 167,527 shares of common stock that otherwise would have vested in 2006-2009 became fully vested. The numbers of options for which vesting was accelerated for the individuals included in the above table were as follows: Mr. Ramaker, 12,600; Mr. Milroy, 6,720; Ms. Gwizdala, 6,720; Mr. Reisner, 4,200; and Mr. Kohn, 4,200.

(3) The values reported are based on a fair market value of $31.76 per share, the official closing price of Chemical Financial's common stock on The Nasdaq Stock Market on December 31, 2005.

Equity Compensation Plan Information

The following table presents information regarding the equity compensation plans of Chemical Financial, both approved and not approved by shareholders, at December 31, 2005:

Plan category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders	721,780	$32.10	3,325
Equity compensation plans not approved by security holders	23,648	17.43	56,697
Total	745,428	$31.63	60,022

Equity compensation plans approved by shareholders include the Chemical Financial Corporation 1987 Award and Stock Option Plan and the Stock Incentive Plan of 1997. These plans provide for awards of nonqualified stock options, incentive stock options, stock appreciation rights, or a combination thereof.

The 1997 plan was approved by the shareholders at the April 21, 1997 annual meeting of shareholders. At the April 20, 1992 annual meeting of shareholders, the shareholders voted to increase the authorized shares issuable under the 1987 plan and extend the plan to April 20, 1997. Key employees of the Corporation and its subsidiaries, as the Compensation and Pension Committee of the board of directors may select from time to time, are eligible to receive awards under the 1997 plan. No employee of the Corporation may receive any awards under the 1997 plan while the employee is a member of the Compensation and Pension Committee. No new awards may be made under the 1987 plan. As of December 31, 2005, there were options outstanding under the 1987 and 1997 plans to purchase 721,780 shares of Chemical Financial's common stock with a weighted average exercise price of $32.10 per share and 3,325 shares available for future awards under the 1997 plan.

The plans provide that options granted may be designated nonqualified stock options or incentive stock options. The plans further provide that the option price of incentive stock options awarded shall not be less than the fair market value

of the Corporation's common stock on the date of grant. Options granted may include stock appreciation rights that entitle the recipient to receive cash or a number of shares of common stock without payment to the Corporation that have a market value equal to the difference between the option price and the market price of the total number of shares awarded under the option at the time of exercise of the stock appreciation right. Options become exercisable at the discretion of the Compensation and Pension Committee. Historically, options granted under the plans became exercisable from one to five years from the date of grant and expired not later than ten years and one day after the date of grant. Options granted in 2004 were originally exercisable at the rate of twenty percent per year, beginning in 2005. During December 2005, the board of directors accelerated the vesting of the unvested portion of options granted in 2004, effective December 31, 2005. The purpose of the acceleration was to enable the Corporation to avoid recognizing compensation expense associated with these options in future periods in our Consolidated Statements of Income upon adoption of Statement of Financial Accounting Standards No. 123(R) in January, 2006. Options granted in December 2005 were immediately vested and therefore were immediately exercisable. Options granted in 2004 and 2005 expire ten years and one day from the date of grant. The plans provide, at the discretion of the Compensation and Pension Committee, that payment for exercise of an option may be made in the form of shares of the Corporation's common stock having a fair market value equal to the exercise price of the option at the time of exercise, or in cash. The plans also provide for the payment of the required tax withholding generated upon the exercise of a nonqualified stock option in the form of shares of the Corporation's common stock having a fair market value equal to the amount of the required tax withholding at the time of exercise, upon prior approval and at the discretion of the Compensation and Pension Committee.

Equity compensation plans not approved by security holders consist of the Stock Option Plan For Option Holders of Caledonia Financial Corporation ("Caledonia Financial Plan"), the Chemical Financial Corporation 2001 Stock Purchase Plan for Subsidiary and Community Bank Directors (the "Stock Purchase Plan") and the Chemical Financial Corporation Stock Option Plan for Holders of Shoreline Financial Corporation (the "Shoreline Plan").

Options outstanding under the Caledonia Financial Plan consist of remaining stock options under the Caledonia Financial Corporation 1998 Stock Option Plan, the Caledonia Financial Corporation 2000 Stock Option Plan, the Caledonia Financial Corporation 2002 Stock Option Plan, and certain Nonstatutory Stock Option Agreements between Caledonia Financial Corporation and its directors (collectively, the "Caledonia Plans"). Pursuant to the terms of the merger agreement between Chemical and Caledonia, Chemical agreed to honor unexercised options under the

Caledonia Plans according to their terms, as amended by the merger agreement. Options granted under the Caledonia Financial Plan are either nonqualified stock options or incentive stock options and were awarded at the fair market value of Caledonia's common stock on the date of grant. There are no further options available for grant under the Caledonia Financial Plan. Payment for exercise of an option at the time of exercise may be made in the form of shares of the Corporation's common stock having a fair market value equal to the exercise price of the option at the time of exercise, or in cash. As of December 31, 2005, there were options outstanding under the Caledonia Plans for 9,554 shares of common stock with a weighted average exercise price of $15.73 per share.

The Stock Purchase Plan became effective on March 25, 2002 and was designed to provide non-employee directors of the Corporation's subsidiaries and community banks, who are neither directors nor employees of the Corporation, the option of receiving their fees in the Corporation's stock. The Stock Purchase Plan provides for shares of the Corporation's common stock, subject to adjustments for certain changes in the capital structure of the Corporation as defined in the Stock Purchase Plan, to be available under the Stock Purchase Plan. Subsidiary directors and community bank advisory directors, who elect to participate in the Stock Purchase Plan, may elect to contribute to the Stock Purchase Plan fifty percent or one hundred percent of their board of director fees and/or fifty percent or one hundred percent of their director committee fees, earned as directors or community bank advisory directors of the Corporation's subsidiaries. Contributions to the Stock Purchase Plan are made by the Corporation's subsidiaries on behalf of each electing participant. Stock Purchase Plan participants may terminate their participation in the Stock Purchase Plan, at any time, by written notice of withdrawal to the Corporation. Participants will cease to be eligible to participate in the Stock Purchase Plan when they cease to serve as directors or community bank advisory directors of subsidiaries of the Corporation. Shares are distributed to participants annually. As of December 31, 2005, there were 56,697 shares of the Corporation's common stock available for future issuance under the Stock Purchase Plan.

Options granted under the Shoreline Plan are incentive stock options and were awarded at the fair market value of Shoreline's common stock on the date of grant. Payment for exercise of an option at the time of exercise may be made in the form of shares of the Corporation's common stock having a fair market value equal to the exercise price of the option at the time of exercise, or in cash. There are no further stock options available for grant under the Shoreline Plan. As of December 31, 2005, there were options outstanding under the Shoreline Plan for 14,093 shares of common stock with a weighted average exercise price of $18.59 per share.

PENSION PLAN TABLE

Average Remuneration	Years of Service				
	10	15	20	25	30 or more
$100,000	$15,200	$22,800	$30,400	$38,000	$45,600
150,000	22,800	34,200	45,600	57,000	68,400
200,000	30,400	45,600	60,800	76,000	91,200
250,000	38,000	57,000	76,000	95,000	114,000
300,000	45,600	68,400	91,200	114,000	136,800
350,000	53,200	79,800	106,400	133,000	159,600
400,000	60,800	91,200	121,600	152,000	182,400

Pension Plan

Chemical Financial and its subsidiaries make annual contributions up to the maximum amount deductible for federal income tax purposes to the Chemical Financial Corporation Employees' Pension Plan, which is a defined benefit plan and is qualified for federal tax purposes. Chemical Financial has the authority to terminate the pension plan at any time. The Internal Revenue Code limits the annual benefits that may be paid from a tax-qualified retirement plan.

As permitted by the Employee Retirement Income Security Act of 1974, Chemical Financial has established a supplemental pension plan that provides for the payment to certain executive officers of Chemical Financial, as determined by the Compensation and Pension Committee, the benefits to which they would have been entitled, calculated under the provisions of the pension plan, as if the limits imposed by the Internal Revenue Code did not apply.

The table above shows the estimated combined annual pension benefits that would be payable under the pension plan and supplemental pension plan to salaried employees, including the named executive officers, if they retire in 2006 at normal retirement age at the annual levels of average pay and years of service indicated. "Average Remuneration" is the average annual base salary, excluding any bonus, for the five highest consecutive years during the ten years preceding the date of retirement.

The pension plan covers the annual base salary of all salaried employees as of January 1 of each year. Upon retirement at age 65, a retiree will receive an annual benefit of 1.52% of his or her average annual base salary for the five highest consecutive years during the ten years preceding his or her date of retirement, multiplied by the retiree's number of years of credited service (subject to a maximum of 30 years). Benefits at retirement ages under 65 are also determined based upon length of service and pay, as adjusted in accordance with the pension plan. The pension plan provides for vesting of benefits after attaining five years of service, disability and death benefits, and optional joint and survivor benefits for the employee and his or her spouse.

The amount shown under the caption "Salary," excluding the amount shown under the caption "Bonus," in the Summary Compensation Table in this proxy statement is representative of the most recent calendar year compensation used in calculating average pay under the pension plan. With respect to credited years of service under the pension plan, as of December 31, 2005, Mr. Ramaker had 16.2 years, Mr. Milroy had 15.8 years, Ms. Gwizdala had 21 years, Mr. Reisner had 26.4 years and Mr. Kohn had 23.8 years.

The retirement benefits shown in the Pension Plan Table are based on the assumption that an employee retires in 2006 at normal retirement age and will elect a benefit for his or her life with 120 monthly payments guaranteed. If the employee were to elect a benefit payable to a surviving spouse of 50% or more of the employee's retirement benefit or for the employee's life only, the retirement benefit for the employee would be adjusted. The benefits listed in the Pension Plan Table are not subject to a deduction for social security or any other offset amount.

Compensation and Pension Committee Report on Executive Compensation

The Compensation and Pension Committee of Chemical Financial's board of directors reviews and determines Chemical Financial's compensation and benefit programs, including individual salaries of executive and senior officers. All members are non-employee directors of Chemical Financial and independent as defined in the NASD listing standards.

Under the supervision of the Compensation and Pension Committee, Chemical Financial has developed and implemented compensation plans that seek to align the financial interests of Chemical Financial's executive and senior officers with those of its shareholders. Chemical Financial's executive compensation program is comprised of three primary components: base salary, annual cash incentive bonus opportunities and longer-term incentive opportunities in the form of stock option awards.

To attract and retain officers with exceptional abilities and talent, annual base salaries are set to provide competitive levels of compensation recognizing individual performance and achievements. Annual cash incentive bonuses are used to reward executive and senior officers for individual performance, accomplishments and achievement of annual business targets. A portion of potential career compensation is linked to corporate performance through stock option awards.

The Compensation and Pension Committee determines the annual base salary, incentive bonus and stock option awards for the Chief Executive Officer. Annual base salary, incentive bonus and stock option awards with respect to Chemical Financial's other executive and senior officers are recommended by the Chief Executive Officer to, and ultimately determined by, the Compensation and Pension Committee. All other executive and senior officers of Chemical Financial are eligible to participate in the same executive compensation plans that are available to the Chief Executive Officer.

In evaluating the performance of and determining the annual base salary, incentive bonus and stock option awards for the Chief Executive Officer and other executive and senior officers, the Compensation and Pension Committee takes into account management's contribution to the long-term success of Chemical Financial. The Compensation and Pension Committee considers return to shareholders to be primary in measuring financial performance. The philosophy of Chemical Financial is to maximize long-term return to shareholders consistent with its commitments to maintain the safety and soundness of the institution and provide the highest possible level of service at a fair price to the customers and communities that it serves. The Compensation and Pension Committee has taken these subjective and qualitative factors into account, along with quantitative measures of corporate performance, in

establishing the annual salary, incentive bonus and stock option awards for the Chief Executive Officer and Chemical Financial's other executive and senior officers, giving at least equal weight to the subjective and qualitative factors and no particular weight to any specific factor. The determination of the size of stock option awards is based upon a subjective analysis of each recipient's position within the organization, his or her individual performance and his or her growth potential within the organization. The number of stock option awards previously granted to a recipient is not a factor considered in the determination of the grant of a new stock option award.

The Compensation and Pension Committee primarily considers five quantitative measures of corporate performance in establishing the compensation to be paid to the Chief Executive Officer and Chemical Financial's other executive and senior officers. These measures of performance are: (i) earnings per share and earnings per share growth; (ii) the level of net loan losses; (iii) capital position; (iv) targeted as compared to actual annual operating performance; and (v) Chemical Financial's annual performance and financial condition as compared to that of its Federal Reserve Bank (FRB) bank holding company peer group. These measures were considered by the Compensation and Pension Committee in determining each component of executive compensation, although no particular weight was given to any specific factor.

Mr. Ramaker's base salary for 2005 was established at the beginning of the year to provide a competitive level of compensation and took into account corporate performance through December 31, 2004. Chemical Financial's performance during 2004 exceeded that of its FRB bank holding company peer group.

Mr. Ramaker's 2005 incentive bonus was established at the end of the year based upon performance of Chemical Financial during 2005. Chemical Financial's net income was $52.9 million in 2005. In 2005, Chemical Financial's net income per share was $2.10, a decrease of 6.7% from 2004 net income per share. Return on assets was 1.40% in 2005, compared to 1.47% in 2004. Net loan losses represented 0.16% of average loans in 2005, compared to its FRB bank holding company peer group annualized ratio as of September 30, 2005 of 0.17%. As a result, Mr. Ramaker's incentive bonus for 2005, along with those of the other named executive officers, was less than the incentive bonus paid for 2004.

In 1993, Congress amended the Internal Revenue Code to add Section 162(m). Section 162(m) provides that publicly held corporations may not deduct compensation paid to certain executive officers in excess of $1 million annually, with certain exemptions.

The Compensation and Pension Committee has examined Chemical Financial's executive compensation policies in light of Section 162(m) and the regulations that have been adopted to implement that section. It is not expected that any portion of Chemical Financial's deduction for employee remuneration will be disallowed in 2006 or in future years by reason of actions expected to be taken in 2006.

During 2005, all recommendations of the Compensation and Pension Committee were unanimously approved by the board of directors without modification.

Respectfully submitted,

Frank P. Popoff, Chairman
Gary E. Anderson
J. Daniel Bernson
Nancy Bowman
James A. Currie
Thomas T. Huff
Terence F. Moore
Aloysius J. Oliver
Dan L. Smith
William S. Stavropoulos
Franklin C. Wheatlake

Audit Committee Report

The Audit Committee oversees the accounting and financial reporting processes on behalf of the board of directors. The Audit Committee operates pursuant to a written charter. Management has the primary responsibility for the financial statements and the reporting process, including the application of accounting and financial principles, the preparation, presentation and integrity of the financial statements, the systems of internal controls and other procedures designed to ensure compliance with accounting standards and applicable laws and regulations. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed the audited consolidated financial statements that are included in the 2005 annual report to shareholders with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Audit Committee reviewed with the independent registered public accounting firm, which is responsible for expressing an opinion on the conformity of those audited and discussed financial statements with U.S. generally accepted accounting principles, its judgments as to the quality, not just the acceptability, of the accounting principles and such other matters as are required to be discussed with the Audit Committee by Statement on Auditing Standards No. 61, "Communication with Audit Committees" (as amended), other standards of the Public Accounting Oversight Board (United States), rules of the Securities and Exchange Commission, and other applicable regulations. In addition, the Audit Committee has discussed with the independent registered public accounting firm the auditors' independence from management and Chemical Financial, and has received and discussed with the independent registered public accounting firm the matters in the written disclosures required by the Independence Standards Board and as required under the Sarbanes-Oxley Act of 2002, including considering the permissibility of nonaudit services with the registered public accounting firm's independence.

The Audit Committee also reviewed management's report on its assessment of the effectiveness of Chemical Financial's internal control over financial reporting and the independent registered public accounting firm's report on management's assessment and the effectiveness of Chemical Financial's internal control over financial reporting.

The Audit Committee discussed with Chemical Financial's internal audit staff and independent registered public accounting firm the overall scope and plans for their respective audits. The Audit Committee meets with the internal audit staff and independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of the internal controls, including internal control over financial reporting, and the overall quality of the financial reporting. The Audit Committee held five meetings during 2005.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the board of directors (and the board approved) that the audited consolidated financial statements and management's assessment of the effectiveness of Chemical Financial's internal control over financial reporting be included in Chemical Financial's Annual Report on Form 10-K for the year ended December 31, 2005 to be filed with the Securities and Exchange Commission. As of March 1, 2006, the Audit Committee had not approved the selection of Chemical Financial's independent registered public accounting firm for the year ending December 31, 2006.

Respectfully submitted,

Terence F. Moore, Chairman
Gary E. Anderson
J. Daniel Bernson
Nancy Bowman
Thomas T. Huff
Geoffery E. Merszei
Aloysius J. Oliver
Frank P. Popoff
Dan L. Smith
William S. Stavropoulos
Franklin C. Wheatlake

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires directors and officers of Chemical Financial and persons who beneficially own more than 10% of the outstanding shares of Chemical Financial's common stock to file reports of beneficial ownership and changes in beneficial ownership of shares of common stock with the Securities and Exchange Commission. Securities and Exchange Commission regulations require such persons to furnish Chemical Financial with copies of all Section 16(a) reports they file. Based solely on our review of the copies of such reports received by us or written representations from certain reporting persons that no Form 5's were required for those persons, we believe, except as described below, that all applicable Section 16(a) reporting and filing requirements were satisfied by such persons from January 1, 2005 through December 31, 2005. Mr. Currie inadvertently filed late one report covering one purchase made on behalf of his minor son. This transaction was reported promptly upon discovery.

Certain Relationships and Related Transactions

Directors, officers, principal shareholders and their associates were customers of, and had transactions (including loans and loan commitments) with, Chemical Financial's bank subsidiaries in the ordinary course of business during 2005. All such loans and commitments were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than a normal risk of collectibility or present other unfavorable features. Similar transactions may be expected to take place in the ordinary course of business in the future. None of these loan relationships presently in effect are in default as of the date of this proxy statement.

Dividend Reinvestment Program Shares ("Chemical Invest Direct")

If a shareholder is enrolled in Chemical Financial's Dividend Reinvestment Program ("Chemical Invest Direct"), the enclosed proxy card covers: (1) all shares of Chemical Financial's common stock owned directly by the shareholder at the record date, and (2) all shares of Chemical Financial's common stock held for the shareholder in Chemical Invest Direct at that time. Computershare Investor Services, LLC, as the shareholder's agent under the program, will vote any common stock held by it under the program in accordance with the shareholder's written direction as indicated on the proxy card. All such shares will be voted the way the shareholder directs. If no specific instruction is given on a returned proxy card, Computershare Investor Services, LLC will vote as recommended by the board of directors.

Independent Registered Public Accounting Firm

Ernst & Young LLP served as the independent registered public accounting firm for Chemical Financial for 2005. The Audit Committee had not appointed an independent registered public accounting firm for 2006 as of March 1, 2006. The Audit Committee has requested proposals from a number of accounting firms, including Ernst & Young LLP, for 2006. The Audit Committee expects to make a decision regarding the election and appointment of the independent registered public accounting firm in the second quarter of 2006. In accordance with prior practice, representatives of Ernst & Young LLP are expected to be present at the annual meeting of shareholders on April 17, 2006, will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

A summary of the fees paid to Ernst & Young LLP during each of the two calendar years ending December 31, 2005 follows.

	2005	2004
Audit Fees[1]	$843,000	$731,500
Audit-Related Fees[2]	38,000	12,000
Tax Fees[3]	7,500	91,500
All Other Fees	—	—
	$888,500	$835,000

(1) Audit of consolidated financial statements (2005 and 2004), procedures related to the Federal Deposit Insurance Corporation Improvement Act (2005 and 2004), quarterly review procedures for Forms 10-Q (2005 and 2004), and additional internal control testing (2005 and 2004).

(2) Benefit plan audits (2005 and 2004).

(3) Tax consulting fees, federal and state (2005 and 2004).

Shareholder Proposals

If you would like a proposal to be presented at the annual meeting of shareholders in 2007 and if you would like your proposal to be considered for inclusion in Chemical Financial's proxy statement and form of proxy relating to that meeting, you must submit the proposal to Chemical Financial in accordance with Securities and Exchange Commission Rule 14a-8. Chemical Financial must receive your proposal by November 10, 2006 for your proposal to be eligible for inclusion in the proxy statement and form of proxy relating to that meeting. To be considered timely, any other proposal that you intend to present at the 2007 annual meeting of shareholders must similarly be received by Chemical Financial by November 10, 2006.

Important Notice Regarding Delivery of Shareholder Documents

As permitted by Securities and Exchange Commission rules, only one copy of this proxy statement and the 2005 Annual Report to Shareholders is being delivered to multiple shareholders sharing the same address unless Chemical Financial has received contrary instructions from one or more of the shareholders who share the same address. We will deliver on a one-time basis, promptly upon written or verbal request from a shareholder at a shared address, a separate copy of our proxy statement and the 2005 Annual Report to Shareholders. Requests should be made to Chemical Financial Corporation, Attn: Lori A. Gwizdala, Chief Financial Officer, 333 E. Main Street, Midland, Michigan 48640, telephone (989) 839-5350. Shareholders sharing an address who are currently receiving multiple copies of the proxy statement and annual report to shareholders may instruct us to deliver a single copy of such documents on an ongoing basis. Such instructions must be in writing, must be signed by each shareholder who is currently receiving a separate copy of the documents, must be addressed to Chemical Financial Corporation, Attn: Lori A. Gwizdala, Chief Financial Officer, 333 E. Main Street, Midland, Michigan 48640, and will continue in effect unless and until we receive contrary instructions as provided below. **Any shareholder sharing an address may request to receive and instruct us to send separate copies of the proxy statement and annual report to shareholders on an ongoing basis by written or verbal request to Chemical Financial Corporation, Attn: Lori A. Gwizdala, Chief Financial Officer, 333 E. Main Street, Midland, Michigan 48640, telephone (989) 839-5350.** We will begin sending separate copies of such documents within thirty days of receipt of such instructions.

Form 10-K Report Available

Chemical Financial's Form 10-K Annual Report to the Securities and Exchange Commission, including financial statements and financial statement schedules, will be provided to you without charge upon written request. Please direct your requests to Chemical Financial Corporation, 333 E. Main Street, Midland, Michigan 48640, Attn: Lori A. Gwizdala, Chief Financial Officer. In addition, the Corporation's Form 10-K Annual Report to the Securities and Exchange Commission will be available on the Corporation's internet website, www.chemicalbankmi.com, in the "Investor Information" section.

By Order of the Board of Directors

David B. Ramaker
President and Chief Executive Officer

APPENDIX A

CHEMICAL FINANCIAL CORPORATION
STOCK INCENTIVE PLAN OF 2006

SECTION 1

ESTABLISHMENT OF PLAN; PURPOSE OF PLAN

1.1   Establishment of Plan.   The Company hereby establishes the STOCK INCENTIVE PLAN OF 2006 for its corporate and Subsidiary officers and other key employees. The Plan permits the grant and award of Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Stock Awards and other stock-based and stock-related awards.

1.2   Purpose of Plan.   The purpose of the Plan is to provide Participants with an increased incentive to contribute to the long-term performance and growth of the Company and its Subsidiaries, to join the interests of Participants with the interests of the Company's shareholders through the opportunity for increased stock ownership and to attract and retain Participants. The Plan is further intended to provide flexibility to the Company in structuring long-term incentive compensation to best promote the foregoing objectives. Within that context, it is intended that the Plan may provide performance-based compensation under Section 162(m) of the Code and the Plan shall be interpreted, administered and amended to achieve that purpose.

SECTION 2

Definitions

The following words have the following meanings unless a different meaning plainly is required by the context:

2.1   "Act" means the Securities Exchange Act of 1934, as amended.

2.2   "Affiliate" means any organization controlling, controlled by or under common control with the Company.

2.3   "Board" means the Board of Directors of the Company.

2.4   "Change in Control," unless otherwise defined in an Incentive Award agreement, means an occurrence of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A issued under the Act. Without limiting the inclusiveness of the definition in the preceding sentence, a Change in Control of the Company shall be deemed to have occurred as of the first day that any one or more of the following conditions is satisfied: (a) any Person is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Act), directly or indirectly, of securities of the Company representing 25% or more of the combined voting power of the Company's then outstanding securities; (b) the failure at any time of the Continuing Directors to constitute at least a majority of the Board; or (c) any of the following occur: (i) any merger or consolidation of the Company, other than a merger or consolidation in which the voting securities of the Company immediately prior to the merger or consolidation continue to represent (either by remaining outstanding or being converted into securities of the surviving entity) 60% or more of the combined voting power of the Company or surviving entity immediately after the merger or consolidation with another entity; (ii) any sale, exchange, lease, mortgage, pledge, transfer or other disposition (in a single transaction or a series of related transactions) of assets or earning power aggregating more than 50% of the assets or earning power of the Company on a consolidated basis; (iii) any complete liquidation or dissolution of the Company; (iv) any reorganization, reverse stock split or recapitalization of the Company which would result in a Change in Control as otherwise defined in this Plan; or (v) any transaction or series of related transactions having, directly or indirectly, the same effect as any of the foregoing.

2.5   "Code" means the Internal Revenue Code of 1986, as amended. Each reference herein to a section or sections of the Code shall, unless otherwise noted, be deemed to include a reference to the rules and regulations issued under such section or sections of the Code.

2.6   "Committee" means the Compensation and Pension Committee of the Board or such other committee as the Board may designate from time to time. The Committee shall consist of at least two members of the Board and all of its members shall be "non-employee directors" as defined in Rule 16b-3 issued under the Act and "outside directors" as defined in Section 162(m) of the Code.

2.7   "Common Stock" means the Company's common stock, par value $1 per share.

2.8   "Company" means Chemical Financial Corporation, a Michigan corporation, and its successors and assigns.

2.9   "Continuing Directors" means the individuals who were either (a) first elected or appointed as a director prior to January 17, 2006, or (b) subsequently appointed as a director, if appointed or nominated by at least a majority of the Continuing Directors in office at the time of the nomination or appointment, but specifically excluding any individual whose initial assumption of office occurs as a result of either an actual or threatened solicitation subject to Rule 14a-12(c) of Regulation 14A issued under the Act or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board.

2.10 **"Covered Employee"** means any Employee who is or may become a "Covered Employee," as defined in Section 162(m) of the Code, and who is designated, either as an individual Employee or class of Employees, by the Committee within the shorter of (i) 90 days after the beginning of the Performance Period, or (ii) the period of time after the beginning of the Performance Period and before 25% of the Performance Period has elapsed, as a "Covered Employee" under this Plan for such applicable Performance Period.

2.11 **"Director"** means a member of the Board.

2.12 **"Disability"** means an inability of a Participant to perform his or her employment duties due to physical or mental disability for a continuous period of 180 days or longer and the Participant is eligible for benefits under the Company's long-term disability policy.

2.13 **"Employee"** means an employee of the Company or one of its Subsidiaries or Affiliates.

2.14 **"Incentive Award"** means the award or grant of a Stock Option, a Stock Appreciation Right, Restricted Stock, a Restricted Stock Unit, a Stock Award, or another stock-based or stock-related award, to a Participant pursuant to the Plan.

2.15 **"Market Value"** shall equal the mean of the highest and lowest sales prices of shares of Common Stock reported on Nasdaq (or any successor exchange or system that is the primary stock exchange or system for trading of Common Stock) on the day immediately prior to the date of grant, exercise or vesting, as applicable, or if Nasdaq (or any such successor) is closed on that date, the last preceding date on which Nasdaq (or any such successor) was open for trading and on which shares of Common Stock were traded.

2.16 **"Mature Shares"** means shares of Common Stock that a Participant has owned for at least six months and that meet any other holding requirements established by the Committee for the shares to be used for attestation.

2.17 **"Nasdaq"** means The Nasdaq Stock Market.

2.18 **"Participant"** means a corporate officer or any key employee of the Company or its Subsidiaries who is granted an Incentive Award under the Plan.

2.19 **"Performance"** means the level of achievement of the performance goals established by the Committee pursuant to Section 10.1.

2.20 **"Performance Measures"** means measures as described in Section 10 on which the performance goals are based.

2.21 **"Performance Period"** means the period of time during which the performance goals must be met to determine the degree of payout, the vesting, or both, with

respect to an Incentive Award that is intended to qualify as Performance-Based Compensation.

2.22 **"Performance-Based Compensation"** means compensation under an Incentive Award that satisfies the requirements of Section 162(m) of the Code for certain "performance-based compensation" paid to Covered Employees. Notwithstanding the foregoing, nothing in this Plan shall be construed to mean that an Incentive Award which does not satisfy the requirements for performance-based compensation under Section 162(m) of the Code does not constitute performance-based compensation for other purposes, including Section 409A of the Code.

2.23 **"Person"** has the same meaning as set forth in Sections 13(d) and 14(d)(2) of the Act.

2.24 **"Plan"** means the Chemical Financial Corporation Stock Incentive Plan of 2006 as set forth herein, as it may be amended from time to time.

2.25 **"Restricted Period"** means the period of time during which Restricted Stock, Restricted Stock Units or other stock-based or stock-related awards that are awarded under the Plan are subject to the risk of forfeiture, restrictions on transfer and other restrictions or conditions pursuant to Sections 7 or 8. The Restricted Period may differ among Participants and may have different expiration dates with respect to shares of Common Stock covered by the same Incentive Award.

2.26 **"Restricted Stock"** means Common Stock awarded to a Participant pursuant to Section 7 of the Plan while such Common Stock remains subject to the risk of forfeiture, restrictions on transfer and other restrictions or conditions pursuant to Section 7.

2.27 **"Restricted Stock Unit"** means an award to a Participant pursuant to Section 7 of the Plan and described as a "Restricted Stock Unit" in Section 7.

2.28 **"Retirement"** means the voluntary termination of all employment by the Participant after the Participant has attained 55 years of age and completed 10 years of service with the Company or any of its Subsidiaries or as otherwise may be set forth in the Incentive Award agreement or other grant document with respect to a Participant and a particular Incentive Award.

2.29 **"Stock Appreciation Right"** or **"SAR"** means any right granted to a Participant pursuant to Section 6 of the Plan.

2.30 **"Stock Award"** means an award of Common Stock awarded to a Participant pursuant to Section 8 of the Plan.

2.31 **"Stock Option"** means the right to purchase Common Stock at a stated price for a specified period of time. For purposes of the Plan, a Stock Option may only be a nonqualified stock option.

2.32 **"Subsidiary"** means any corporation or other entity of which 50% or more of the outstanding voting stock or voting ownership interest is directly or indirectly owned or controlled by the Company or by one or more Subsidiaries of the Company. The term "Subsidiary" includes present and future Subsidiaries of the Company.

2.33 **"Termination"** or **"Cessation"** of employment shall be considered to occur on the date on which the Employee is no longer obligated to perform services for the Company or any of its Subsidiaries and the Employee's right to re-employment is not guaranteed by statute, contract or written policy of the Company, regardless of whether the Employee continues to receive compensation from the Company or any of its Subsidiaries after such date. The following shall not be considered such a termination or cessation: (i) a transfer of an employee among the Company and its Subsidiaries; (ii) a leave of absence, duly authorized in writing by the Company, for military service or for any other purpose approved by the Company if the period of such leave does not exceed 90 days; (iii) a leave of absence in excess of 90 days, duly authorized in writing by the Company, provided that the employee's right to re-employment is guaranteed by statute, contract or written policy of the Company; or (iv) a termination of employment as an officer with continued service as an Employee or director.

SECTION 3

Administration

3.1 **Power and Authority.** The Committee shall administer the Plan. The Committee may delegate any, some or all of its record keeping, calculation, payment and other ministerial or administrative authority and responsibility from time to time to and among one or more individuals, who may be members of the Committee or Employees, but all actions taken pursuant to delegated authority and responsibility shall be subject to such review, change and approval by the Committee as the Committee considers appropriate. Except as limited in the Plan or as may be necessary to ensure, to the extent that the Committee so desires, that the Plan provides Performance-Based Compensation, the Committee shall have all of the express and implied powers and duties set forth in the Bylaws of the Company and the Plan, shall have full power and authority to interpret the provisions of the Plan and Incentive Awards granted under the Plan and shall have full power and authority to supervise the administration of the Plan and Incentive Awards granted under the Plan and to make all other determinations and do all things considered necessary or advisable for the administration of the Plan. All determinations, interpretations and selections made by the Committee regarding the Plan shall be final and conclusive. The Committee shall hold its meetings at such times and places as it considers advisable. Action may be taken by a written instrument signed by all of the members of the Committee and any action so taken shall be fully as effective as if it had been taken at a meeting duly called and held. The Committee shall make such rules and regulations for the conduct of its business as it considers advisable.

3.2 **Grants or Awards to Participants.** In accordance with and subject to the provisions of the Plan, the Committee shall have the authority to determine all provisions of Incentive Awards as the Committee may consider necessary or desirable and as are consistent with the terms of the Plan, including, without limitation, the following: (a) the persons who shall be selected as Participants; (b) the nature and, subject to the limitations set forth in Sections 4.1 and 4.2 of the Plan, extent of the Incentive Awards to be made to each Participant (including the number of shares of Common Stock to be subject to each Incentive Award, any exercise or purchase price, the manner in which an Incentive Award will vest or become exercisable and the form of payment for the Incentive Award); (c) the time or times when Incentive Awards will be granted; (d) the duration of each Incentive Award; and (e) the restrictions and other conditions to which payment or vesting of Incentive Awards may be subject.

3.3 **Amendments or Modifications of Incentive Awards.** Subject to Section 12, the Committee shall have the authority to amend or modify the terms of any outstanding Incentive Award in any manner, provided that the amended or modified terms are not prohibited by the Plan as then in effect, including, without limitation, the authority to: (a) modify the number of shares or other terms and conditions of an Incentive Award; (b) extend the term of an Incentive Award; (c) accelerate the exercisability or vesting or otherwise terminate, waive or modify any restrictions relating to an Incentive Award; (d) accept the surrender of any outstanding Incentive Award; and (e) to the extent not previously exercised or vested, authorize the grant of new Incentive Awards in substitution for surrendered Incentive Awards; *provided*, that Incentive Awards issued under the Plan may not be repriced, replaced, regranted through cancellation or modified without shareholder approval if the effect of such repricing, replacement, regrant or modification would be to reduce the exercise price or base price of such Incentive Awards to the same Participants.

3.4 **Indemnification of Committee Members.** Neither any member or former member of the Committee, nor any individual or group to whom authority or responsibility is or has been delegated, shall be personally responsible or liable for any act or omission in connection with the performance of powers or duties or the exercise of discretion or judgment in the administration and implementation of the Plan. Each person who is or shall have been a member of the Committee, and any other individual or group exercising delegated authority or responsibility with respect to the Plan, shall be indemnified and held harmless by the Company from and against any cost, liability or expense

imposed or incurred in connection with such person's or the Committee's taking or failing to take any action under the Plan or the exercise of discretion or judgment in the administration and implementation of the Plan. This Section 3.4 shall not be construed as limiting the Company's or any Subsidiary's ability to terminate or otherwise alter the terms and conditions of the employment of an individual or group exercising delegated authority or responsibility with respect to the Plan, or to discipline any such person. Each such person shall be justified in relying on information furnished in connection with the Plan's administration by any appropriate person or persons.

SECTION 4

Shares Subject to the Plan

4.1 Number of Shares. Subject to adjustment as provided in Section 4.3 of the Plan, the total number of shares available for Incentive Awards under the Plan shall be 1,000,000 shares of Common Stock; plus shares subject to Incentive Awards that are canceled, surrendered, modified, exchanged for substitute Incentive Awards or that expire or terminate prior to the exercise or vesting of the Incentive Awards in full and shares that are surrendered to the Company in connection with the exercise or vesting of Incentive Awards, whether previously owned or otherwise subject to such Incentive Awards. Such shares shall be authorized and may be unissued shares, shares issued and repurchased by the Company (including shares purchased on the open market) and shares issued and otherwise reacquired by the Company.

4.2 Limitation Upon Incentive Awards. No Participant shall be granted, during any calendar year, Incentive Awards with respect to more than 25% of the total number of shares of Common Stock available for Incentive Awards under the Plan set forth in Section 4.1 of the Plan, subject to adjustment as provided in Section 4.3 of the Plan, but only to the extent that such adjustment will not affect the status of any Incentive Award theretofore issued or that may thereafter be issued as Performance-Based Compensation. The purpose of this Section 4.2 is to ensure that the Plan provides Performance-Based Compensation and this Section 4.2 shall be interpreted, administered and amended if necessary to achieve that purpose.

4.3 Adjustments.

(a) Stock Dividends and Distributions. If the number of shares of Common Stock outstanding changes by reason of a stock dividend, stock split, recapitalization or other general distribution of Common Stock or other securities to holders of Common Stock, then the Committee shall provide that the number and kind of securities subject to outstanding Incentive Awards and reserved for issuance under the Plan, together with applicable exercise prices and base prices, as well as the number and kind of securities available for future issuance under the Plan and the limitation provided in Section 4.2, shall be adjusted in such manner and at such time as it determines shall be appropriate under the circumstances. No fractional shares shall be issued pursuant to the Plan and any fractional shares resulting from such adjustments shall be eliminated from the respective Incentive Awards.

(b) Other Actions Affecting Common Stock. If there occurs, other than as described in Section 4.3(a), any merger, business combination, recapitalization, reclassification, subdivision or combination approved by the Board that would result in the persons who were shareholders of the Company immediately prior to the effective time of any such transaction owning or holding, in lieu of or in addition to shares of Common Stock, other securities, money and/or property (or the right to receive other securities, money and/or property) immediately after the effective time of such transaction, then the Committee shall provide that the outstanding Incentive Awards (including exercise prices and base prices) and reserves for Incentive Awards under the Plan shall be adjusted in such manner and at such time as it determines shall be appropriate under the circumstances. It is intended that in the event of any such transaction, Incentive Awards under the Plan shall entitle the holder of each Incentive Award to receive (upon exercise in the case of Stock Options and SARs), in lieu of or in addition to shares of Common Stock, any other securities, money and/or property receivable upon consummation of any such transaction by holders of Common Stock with respect to each share of Common Stock outstanding immediately prior to the effective time of such transaction; upon any such adjustment, holders of Incentive Awards under the Plan shall have only the right to receive in lieu of or in addition to shares of Common Stock such other securities, money and/or other property as provided by the adjustment. If the agreement, resolution or other document approved by the Board to effect any such transaction provides for the adjustment of Incentive Awards under the Plan in connection with such transaction, then the adjustment provisions contained in such agreement, resolution or other document shall be final and conclusive.

SECTION 5

Stock Options

5.1 Grant. A Participant may be granted one or more Stock Options under the Plan. No Participant shall have any rights as a shareholder with respect to any shares of stock subject to Stock Options granted hereunder until such shares have been issued. For purposes of determining the

number of shares available under the Plan, each Stock Option shall count as the number of shares of Common Stock subject to the Stock Option. Stock Options shall be subject to such terms and conditions, consistent with the other provisions of the Plan, as may be determined by the Committee in its sole discretion. In addition, the Committee may vary, among Participants and among Stock Options granted to the same Participant, any and all of the terms and conditions of the Stock Options granted under the Plan. Subject to the limitation imposed by Section 4.2 of the Plan, the Committee shall have complete discretion in determining the number of Stock Options granted to each Participant. Stock Options issued under the Plan shall be nonqualified stock options and shall not be considered incentive stock options as defined in Section 422(b) of the Code.

5.2 Stock Option Agreements. Stock Options shall be evidenced by stock option agreements, certificates of award, or both, containing the terms and conditions applicable to such Stock Options. To the extent not covered by a stock option agreement or certificate of award, the terms and conditions of this Section 5 shall govern.

5.3 Stock Option Exercise Price. The per share Stock Option exercise price shall be determined by the Committee, but shall be a price that is equal to or greater than 100% of the Market Value on the date of grant. The date of grant of a Stock Option shall be the date the Stock Option is authorized by the Committee or a future date specified by the Committee as the date for issuing the Stock Option.

5.4 Medium and Time of Payment. The exercise price for each share purchased pursuant to a Stock Option granted under the Plan shall be payable in cash or, if the Committee consents or provides in the applicable stock option agreement or grant, in shares of Common Stock or other consideration substantially equivalent to cash. The Committee may require that only Mature Shares be used to pay the exercise price. The time and terms of payment may be amended with the consent of a Participant before or after exercise of a Stock Option. Except as limited by the Act, the Sarbanes-Oxley Act of 2002 or other laws, rules or regulations, the Committee may from time to time authorize payment of all or a portion of the Stock Option exercise price in the form of a promissory note or other deferred payment installments according to such terms as the Committee may approve; *provided, however*, that such promissory note or other deferred payment installments shall be with full recourse and shall bear a market rate of interest. The Board may restrict or suspend the power of the Committee to permit such loans and may require that adequate security be provided. The Committee may implement a program for the broker-assisted cashless exercise of Stock Options.

5.5 Limits on Exercisability. Stock Options shall be exercisable for such periods, not to exceed 10 years and one day from the date of grant, as may be fixed by the Committee. At the time of exercise of a Stock Option, the holder of the Stock Option, if requested by the Committee, must represent to the Company that the shares are being acquired for investment and not with a view to the distribution thereof. The Committee may in its discretion require a Participant to continue the Participant's service with the Company or its Subsidiaries for a certain length of time prior to a Stock Option becoming exercisable and may eliminate such delayed vesting provisions.

5.6 Restrictions on Transferability.

(a) General. Unless the Committee otherwise consents or permits (before or after the stock option grant) or unless the stock option agreement or grant provides otherwise, Stock Options granted under the Plan may not be sold, exchanged, transferred, pledged, assigned or otherwise alienated or hypothecated except by will or the laws of descent and distribution, and, as a condition to any transfer permitted by the Committee or the terms of the stock option agreement or grant, the transferee must execute a written agreement permitting the Company to withhold from the shares subject to the Stock Option a number of shares having a Market Value at least equal to the amount of any federal, state or local withholding or other taxes associated with or resulting from the exercise of a Stock Option. All provisions of a Stock Option that are determined with reference to the Participant, including without limitation those that refer to the Participant's employment with the Company or its Subsidiaries, shall continue to be determined with reference to the Participant after any transfer of a Stock Option.

(b) Other Restrictions. The Committee may impose other restrictions on any shares of Common Stock acquired pursuant to the exercise of a Stock Option under the Plan as the Committee considers advisable, including, without limitation, holding periods or further transfer restrictions, forfeiture or "claw-back" provisions, and restrictions under applicable federal or state securities laws.

5.7 Termination of Employment. Unless the Committee otherwise consents or permits (before or after the stock option grant) or unless the stock option agreement or grant provides otherwise:

(a) General. If a Participant is no longer employed by the Company or its Subsidiary for any reason other than the Participant's Retirement, death, Disability or termination for cause, the Participant may exercise his or her Stock Options in accordance with their terms for a period of 3 months after such termination of employment, but only to the extent the Participant was entitled to exercise the Stock Options on the date of termination.

(b) Death. If a Participant dies either while an Employee or otherwise during a time when the Participant could have exercised a Stock Option, the Stock Options issued to such Participant shall be exercisable in accordance with their terms by the personal representative of such Participant or other successor to the interest of the Participant for a period of one year after such Participant's death to the extent that the Participant was entitled to exercise the Stock Options on the date of death or termination, whichever first occurred, but not beyond the original term of the Stock Options.

(c) Disability. If a Participant ceases to be employed by the Company or one of its Subsidiaries due to the Participant's Disability, he or she may exercise his or her Stock Options in accordance with their terms for one year after he or she ceases to be employed unless such Stock Options earlier expire by their terms, but only to the extent that the Participant was entitled to exercise the Stock Options on the date of such event and not beyond the original terms of the Stock Options.

(d) Participant Retirement. If a Participant ceases to be employed by the Company or one of its Subsidiaries due to Retirement, the Participant may exercise his or her Stock Options in accordance with their terms after such termination of employment unless such Stock Options earlier expire by their terms.

(e) Termination for Cause. If a Participant's employment is terminated for cause, the Participant shall have no further right to exercise any Stock Options previously granted him or her. The Committee or officers designated by the Committee shall have absolute discretion to determine whether a termination is for cause.

SECTION 6

Stock Appreciation Rights

6.1 Grant. A Participant may be granted one or more Stock Appreciation Rights under the Plan and such SARs shall be subject to such terms and conditions, consistent with the other provisions of the Plan, as shall be determined by the Committee in its sole discretion. An SAR may relate to a particular Stock Option and may be granted simultaneously with or subsequent to the Stock Option to which it relates. Except to the extent otherwise modified in the grant, (i) SARs not related to a Stock Option shall be granted subject to the same terms and conditions applicable to Stock Options as set forth in Section 5, and (ii) all SARs related to Stock Options granted under the Plan shall be granted subject to the same restrictions and conditions and shall have the same vesting, exercisability, forfeiture and termination provisions as the Stock Options to which they relate. SARs may be subject to additional restrictions and conditions. The per-share base price for exercise or settlement of SARs shall be determined by the Committee, but shall be a price that is equal to or greater than the Market Value of such shares on the date of the grant. Other than as adjusted pursuant to Section 4.3, the base price of SARs may not be reduced without shareholder approval (including canceling previously awarded SARs and regranting them with a lower base price).

6.2 Exercise; Payment. To the extent a SAR relates to a Stock Option, the SAR may be exercised only when the related Stock Option could be exercised and only when the Market Value of the shares subject to the Stock Option exceed the exercise price of the Stock Option. When a Participant exercises such SARs, the Stock Options related to such SARs shall automatically be cancelled with respect to an equal number of underlying shares. Unless the Committee decides otherwise (in its sole discretion), SARs shall only be paid in cash or in shares of Common Stock. For purposes of determining the number of shares available under the Plan, each Stock Appreciation Right shall count as one share of Common Stock, without regard to the number of shares, if any, that are issued upon the exercise of the Stock Appreciation Right and upon such payment.

SECTION 7

Restricted Stock and Restricted Stock Units

7.1 Grant. Subject to the limitations set forth in Sections 4.1 and 4.2 of the Plan, Restricted Stock and Restricted Stock Units may be granted to Participants under the Plan. Shares of Restricted Stock are shares of Common Stock the retention, vesting and/or transferability of which is subject, during specified periods of time, to such conditions (including continued employment and/or achievement of performance goals established by the Committee pursuant to Section 10) and terms as the Committee deems appropriate. Restricted Stock Units are Incentive Awards denominated in units of Common Stock under which the issuance of shares of Common Stock is subject to such conditions (including continued employment and/or achievement of performance goals established by the Committee pursuant to Section 10) and terms as the Committee deems appropriate. For purposes of determining the number of shares available under the Plan, each Restricted Stock Unit shall count as the number of shares of Common Stock subject to the Restricted Stock Unit. Unless determined otherwise by the Committee, each Restricted Stock Unit shall be equal to one share of Common Stock and shall entitle a Participant to either shares of Common Stock or an amount of cash determined with reference to the value of shares of Common Stock. To the extent determined by the

Committee, Restricted Stock and Restricted Stock Units may be satisfied or settled in cash, in shares of Common Stock or in a combination thereof. Restricted Stock and Restricted Stock Units granted pursuant to the Plan need not be identical but shall be consistent with the terms of the Plan. Subject to the requirements of applicable law, the Committee shall determine the price, if any, at which awards of Restricted Stock or Restricted Stock Units, or shares of Common Stock issuable pursuant to Restricted Stock Unit awards, shall be sold or awarded to a Participant, which may vary from time to time and among Participants.

7.2   Restricted Stock Agreements.   Awards of Restricted Stock and Restricted Stock Units shall be evidenced by restricted stock or restricted stock unit agreements or certificates of award containing such terms and conditions, consistent with the provisions of the Plan, as the Committee shall from time to time determine. Unless the restricted stock or restricted stock unit agreement or certificate of award provides otherwise, awards of Restricted Stock and Restricted Stock Units shall be subject to the terms and conditions set forth in this Section 7.

7.3   Vesting.   The grant, issuance, retention, vesting and settlement of shares of Restricted Stock and Restricted Stock Units shall occur at such time and in such installments as determined by the Committee or under criteria established by the Committee. The Committee shall have the right to make the timing of the grant and/or issuance of, the ability to retain and the vesting and/or the settlement of Restricted Stock Units and shares of Restricted Stock subject to continued employment, passage of time and/or such performance criteria as deemed appropriate by the Committee.

7.4   Termination of Employment.   Unless the Committee otherwise consents or permits (before or after the grant of Restricted Stock or Restricted Stock Units) or unless the restricted stock or restricted stock unit agreement or grant provides otherwise:

(a)   General.   If a Participant ceases to be an Employee during the Restricted Period for any reason other than death, Disability, Retirement or termination for cause, each share of Restricted Stock and Restricted Stock Unit still subject in full or in part to restrictions at the date of such termination shall automatically be forfeited and returned to the Company.

(b)   Death, Retirement or Disability.   In the event a Participant terminates his or her employment with the Company because of death, Disability or Retirement during the Restricted Period, the restrictions remaining on any or all shares of Restricted Stock and Restricted Stock Units shall terminate automatically with respect to that respective number of such shares or Restricted Stock Units (rounded to the nearest whole number) equal to the respective total number of such shares or Restricted Stock Units granted to such

Participant multiplied by the number of full months that have elapsed since the date of grant divided by the total number of full months in the respective Restricted Period. All remaining shares of Restricted Stock and Restricted Stock Units shall be forfeited and returned to the Company; *provided*, that the Committee may, in its sole discretion, waive the restrictions remaining on any or all such remaining shares of Restricted Stock and Restricted Stock Units either before or after the death, Disability or Retirement of the Participant.

(c)   Termination for Cause.   If a Participant's employment is terminated for cause, the Participant shall have no further right to receive any Restricted Stock or Restricted Stock Units and all Restricted Stock and Restricted Stock Units still subject to restrictions at the date of such termination shall automatically be forfeited and returned to the Company. For purposes of the Plan, the Committee or officers designated by the Committee shall have absolute discretion to determine whether a termination is for cause.

7.5   Restrictions on Transferability.

(a)   General.   Unless the Committee otherwise consents or permits or unless the terms of the restricted stock or restricted stock unit agreement or grant provide otherwise: (i) neither shares of Restricted Stock nor Restricted Stock Units may be sold, exchanged, transferred, pledged, assigned or otherwise alienated or hypothecated during the Restricted Period except by will or the laws of descent and distribution; and (ii) all rights with respect to Restricted Stock and Restricted Stock Units granted to a Participant under the Plan shall be exercisable during the Participant's lifetime only by such Participant or his or her guardian or legal representative.

(b)   Other Restrictions.   The Committee may impose other restrictions on any shares of Common Stock acquired pursuant to an award of Restricted Stock or issuable pursuant to Restricted Stock Unit awards under the Plan as the Committee considers advisable, including, without limitation, holding periods or further transfer restrictions, forfeiture or "claw-back" provisions, and restrictions under applicable federal or state securities laws.

7.6   Legending of Restricted Stock.   In addition to any other legend that may be set forth on a Participant's share certificate, any certificates evidencing shares of Restricted Stock awarded pursuant to the Plan shall bear the following legend:

The shares represented by this certificate were issued subject to certain restrictions under the Chemical Financial Corporation Stock Incentive Plan of 2006 (the "Plan"). This certificate is held subject to the terms and conditions contained in a restricted stock agreement that includes a prohibition against the sale or transfer of the stock represented by this certificate except in compliance with that agreement and that provides for forfeiture upon certain events. Copies of the Plan and the restricted stock agreement are on file in the office of the Secretary of the Company.

The Committee may require that certificates representing shares of Restricted Stock be retained and held in escrow by a designated employee or agent of the Company or any Subsidiary until any restrictions applicable to shares of Restricted Stock so retained have been satisfied or lapsed.

7.7 Rights as a Shareholder. A Participant shall have all dividend, liquidation and other rights with respect to Restricted Stock held of record by such Participant as if the Participant held unrestricted Common Stock; *provided*, that the unvested portion of any award of Restricted Stock shall be subject to any restrictions on transferability or risks of forfeiture imposed pursuant to this Section 7 and the terms and conditions set forth in the Participant's restricted stock agreement. Unless the Committee otherwise determines or unless the terms of the applicable restricted stock unit agreement or grant provide otherwise, a Participant shall have all dividend and liquidation rights with respect to shares of Common Stock subject to awards of Restricted Stock Units held by such Participant as if the Participant held unrestricted Common Stock. Unless the Committee determines otherwise or unless the terms of the applicable restricted stock or restricted stock unit agreement or grant provide otherwise, any noncash dividends or distributions paid with respect to shares of unvested Restricted Stock and shares of Common Stock subject to unvested Restricted Stock Units shall be subject to the same restrictions and vesting schedule as the shares to which such dividends or distributions relate.

7.8 Voting Rights. Unless otherwise determined by the Committee, Participants holding shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those shares during the Restricted Period. Participants shall have no voting rights with respect to shares of Common Stock underlying Restricted Stock Units unless and until such shares are reflected as issued and outstanding shares on the Company's stock ledger.

SECTION 8

Stock-Based Awards

8.1 Grant. Subject to the limitations set forth in Sections 4.1 and 4.2 of the Plan, in addition to any Stock Options, Stock Appreciation Rights, Restricted Stock, or Restricted Stock Units that a Participant may be granted under the Plan, a Participant may be granted one or more other types of awards based on or related to shares of Common Stock (including the grant of Stock Awards). Such awards shall be subject to such terms and conditions,

consistent with the other provisions of the Plan, as may be determined by the Committee in its sole discretion. Such awards shall be expressed in terms of shares of Common Stock or denominated in units of Common Stock. For purposes of determining the number of shares available under the Plan, each such unit shall count as the number of shares of Common Stock to which it relates.

8.2 Rights as a Shareholder.

(a) Stock Awards. A Participant shall have all voting, dividend, liquidation and other rights with respect to shares of Common Stock issued to the Participant as a Stock Award under this Section 8 upon the Participant becoming the holder of record of the Common Stock granted pursuant to such Stock Award; *provided*, that the Committee may impose such restrictions on the assignment or transfer of Common Stock awarded pursuant to a Stock Award as it considers appropriate.

(b) General. With respect to shares of Common Stock subject to awards granted under the Plan other than Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units and Stock Awards, a Participant shall have such rights as determined by the Committee and set forth in the respective award agreements; and the Committee may impose such restrictions on the assignment or transfer of Common Stock awarded pursuant to such awards as it considers appropriate.

SECTION 9

Change in Control

9.1 Acceleration of Vesting. If a Change in Control of the Company occurs, then, unless the Committee or the Board otherwise determines and expressly states in the agreements governing one or more Incentive Awards, without action by the Committee or the Board: (a) all outstanding Stock Options and Stock Appreciation Rights shall become vested and exercisable in full immediately prior to the effective time of a Change in Control and shall remain exercisable during the remaining terms thereof, regardless of whether the Participants to whom such Stock Options and Stock Appreciation Rights have been granted remain in the employ or service of the Company or any Subsidiary; and (b) all other outstanding Incentive Awards shall become immediately fully vested and exercisable and nonforfeitable.

9.2 Cash Payment for Stock Options and Stock Appreciation Rights. If a Change in Control of the Company occurs, then the Committee, in its sole discretion and without the consent of any Participant affected thereby, may determine that some or all Participants holding outstanding Stock Options and/or Stock Appreciation Rights shall receive, with respect to and in lieu of some or all of the shares of Common Stock subject to such Stock Options and/or Stock Appreciation Rights, as of the effective date of any such Change in Control of the Company, cash in an amount equal to the excess of the greater of (a) the highest sales price of the shares on Nasdaq on the date immediately prior to the effective date of such Change in Control of the Company or (b) the highest price per share actually paid in connection with any Change in Control of the Company, over the exercise price per share of such Stock Options and/or the base price per share of such Stock Appreciation Rights. Upon a Participant's receipt of such amount with respect to some or all of his or her Stock Options and/or Stock Appreciation Rights, the respective Stock Options and/or Stock Appreciation Rights shall be cancelled and may no longer be exercised by such Participant.

SECTION 10

Performance Measures

10.1   Performance Measures.   Unless and until the Committee proposes for shareholder vote and the shareholders approve a change in the general Performance Measures set forth in this Section 10, the performance goals upon which the payment or vesting of an Incentive Award to a Covered Employee that is intended to qualify as Performance-Based Compensation may be based shall be limited to the following Performance Measures:

(a) Net income (before or after taxes, interest, depreciation, and/or amortization);

(b) Net income per share;

(c) Return on equity;

(d) Cash earnings;

(e) Cash earnings per share (reflecting dilution of the Common Stock as the Committee deems appropriate and, if the Committee so determines, net of or including dividends);

(f) Cash earnings return on equity;

(g) Operating income;

(h) Operating income per share;

(i) Operating income return on equity;

(j) Return on assets;

(k) Cash flow;

(l) Cash flow return on capital;

(m) Return on capital;

(n) Productivity ratios;

(o) Share price (including without limitation growth measures, total shareholder return or comparison to indices);

(p) Expense or cost levels;

(q) Margins;

(r) Operating efficiency;

(s) Efficiency ratio;

(t) Customer satisfaction, satisfaction based on specified objective goals or a Company-sponsored customer survey;

(u) Economic value added measurements;

(v) Market share or market penetration with respect to specific designated products or services, product or service groups and/or specific geographic areas;

(w) Reduction of losses, loss ratios, expense ratios or fixed costs;

(x) Employee turnover; and

(y) Specified objective social goals.

One or more Performance Measures may be used to measure the performance of one or more of the Company, its Subsidiaries, its Affiliates, or any combination of the foregoing, compared to pre-determined levels, as the Committee may deem appropriate, or compared to the performance of a pre-established peer group, or published or special index that the Committee, in its sole discretion, deems appropriate. The Committee also has the authority to provide for accelerated vesting of any Incentive Award based on the achievement of performance goals pursuant to the Performance Measures specified in this Section 10.

10.2   Evaluation of Performance.   The Committee may provide in any such Incentive Award that any evaluation of Performance may include or exclude any of the following events or their effects that occurs during a Performance Period: (a) asset write-downs, (b) litigation or claim judgments or settlements, (c) changes in tax laws, accounting principles, or other laws or provisions affecting reported results, (d) any reorganization and restructuring programs, (e) extraordinary nonrecurring items as described in Accounting Principles Board Opinion No. 30 and/or in management's discussion and analysis of financial condition and results of operations appearing in the Company's annual report to shareholders for the applicable fiscal year, (f) acquisitions, mergers, divestitures or accounting changes, (g) amortization of goodwill or other intangible assets, (h) discontinued operations, and (i) other special charges or extraordinary items. To the extent such inclusions or exclusions affect Incentive Awards to Covered Employees, they shall be prescribed in a form that meets the requirements of Section 162(m) of the Code for deductibility.

10.3 Committee Discretion. In the event that applicable tax laws, securities laws, or both, change to permit Committee discretion to alter the governing Performance Measures without obtaining shareholder approval of such changes, the Committee shall have sole discretion to make such changes without obtaining shareholder approval. In addition, in the event that the Committee determines that it is advisable to grant Incentive Awards that shall not qualify as Performance-Based Compensation, the Committee may make such grants without satisfying the requirements of Section 162(m) of the Code and may base vesting on Performance Measures other than those set forth in Section 10.1.

10.4 Adjustment of Performance-Based Compensation. Incentive Awards that are designed to qualify as Performance-Based Compensation, and that are held by Covered Employees, may not be increased or adjusted upward. The Committee shall retain the discretion to decrease or adjust such Incentive Awards downward, and such Incentive Awards may be forfeited in whole or in part.

10.5 Performance-Based Compensation Conditioned on Performance. Payment of Performance-Based Compensation to a Participant for a Performance Period under this Plan shall be entirely contingent upon achievement of the performance goals established by the Committee pursuant to this Section 10, the satisfaction of which must be substantially uncertain when established by the Committee for the Performance Period.

10.6 Time of Determination of Performance Goals by Committee. All performance goals to be made by the Committee for a Performance Period pursuant to this Section 10 shall be established in writing by the Committee during the first 90 days of such Performance Period and before 25% of the Performance Period has elapsed.

10.7 Objective Standards. Performance-Based Compensation shall be based solely upon objective criteria, consistent with this Section 10, from which an independent third party with knowledge of the facts could determine whether the performance goal or range of goals is met and from that determination could calculate the Performance-Based Compensation to be paid. Although the Committee has authority to exercise reasonable discretion to interpret this Plan and the criteria it shall specify pursuant to this Section 10 of the Plan, it may not amend or waive such criteria after the 90th day of the respective Performance Period. The Committee shall have no authority or discretion to increase any Performance-Based Compensation or to construct, modify or apply the measurement of a Participant's Performance in a manner that will directly or indirectly increase the Performance-Based Compensation for the Participant for any Performance Period above the

amount determined by the applicable objective standards established within the time period set forth in Section 10.6.

SECTION 11

General Provisions

11.1 No Rights to Incentive Awards. No Participant or other person shall have any claim to be granted any Incentive Award under the Plan and there is no obligation of uniformity of treatment of Participants or holders or beneficiaries of Incentive Awards under the Plan. The terms and conditions of Incentive Awards of the same type and the determination of the Committee to grant a waiver or modification of any Incentive Award and the terms and conditions thereof need not be the same with respect to each Participant or the same Participant.

11.2 Withholding. The Company or a Subsidiary shall be entitled to: (a) withhold and deduct from future wages of a Participant (or from other amounts that may be due and owing to a Participant from the Company or a Subsidiary), or make other arrangements for the collection of, all legally required amounts necessary to satisfy any and all federal, state, local and foreign withholding and employment-related tax requirements attributable to an Incentive Award, including, without limitation, the grant, exercise or vesting of, or payment of dividends with respect to, an Incentive Award or a disqualifying disposition of Common Stock received upon exercise of an incentive stock option; or (b) require a Participant promptly to remit the amount of such withholding to the Company before taking any action with respect to an Incentive Award. Unless the Committee determines otherwise, withholding may be satisfied by withholding Common Stock to be received upon exercise or vesting of an Incentive Award or by delivery to the Company of previously owned Common Stock. The Company may establish such rules and procedures concerning timing of any withholding election as it deems appropriate.

11.3 Compliance With Laws; Listing and Registration of Shares. All Incentive Awards granted under the Plan (and all issuances of Common Stock or other securities under the Plan) shall be subject to all applicable laws, rules and regulations, and to the requirement that if at any time the Committee shall determine, in its discretion, that the listing, registration or qualification of the shares covered thereby upon any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory body, is necessary or desirable as a condition of, or in connection with, the grant of such Incentive Award or the issuance or purchase of shares thereunder, such Incentive Award may not be exercised in whole or in part, or the restrictions on such Incentive Award shall not lapse, unless and until such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Committee.

11.4   No Limit on Other Compensation Arrangements.
Nothing contained in the Plan shall prevent the Company
or any Subsidiary from adopting or continuing in effect
other or additional compensation arrangements, including
the grant of Stock Options and other stock-based and stock-
related awards, and such arrangements may be either
generally applicable or applicable only in specific cases.

11.5   No Right to Employment.   The grant of an
Incentive Award shall not be construed as giving a
Participant the right to be retained in the employ of the
Company or any Subsidiary. The Company or any
Subsidiary may at any time dismiss a Participant from
employment, free from any liability or any claim under the
Plan, unless otherwise expressly provided in the Plan or in
any written agreement with the Participant.

11.6   No Liability of Company.   The Company and any
Subsidiary or Affiliate which is in existence or hereafter
comes into existence shall not be liable to a Participant or
any other person as to: (a) the non-issuance or non-sale of
Common Stock as to which the Company has been unable
to obtain from any regulatory body having jurisdiction the
authority deemed by the Company's counsel to be necessary
to the lawful issuance and sale of any shares hereunder;
(b) any tax consequence to any Participant or other person
due to the receipt, exercise or settlement of any Incentive
Award granted hereunder; and (c) any provision of law or
legal restriction that prohibits or restricts the transfer of
shares of Common Stock issued pursuant to any Incentive
Award.

11.7   Suspension of Rights under Incentive Awards.
The Company, by written notice to a Participant, may
suspend a Participant's and any transferee's rights under any
Incentive Award for a period not to exceed 60 days while
the termination for cause of that Participant's employment
with the Company and its Subsidiaries is under
consideration.

11.8   Governing Law.   The validity, construction and
effect of the Plan and any rules and regulations relating to
the Plan shall be determined in accordance with the laws of
the State of Michigan and applicable federal law.

11.9   Severability.   In the event any provision of the Plan
shall be held illegal or invalid for any reason, the illegality or
invalidity shall not affect the remaining provisions of the
Plan and the Plan shall be construed and enforced as if the
illegal or invalid provision had not been included, unless

such construction would cause the Plan to fail in its
essential purposes.

SECTION 12

Termination and Amendment

12.1   Board and Committee Actions.   The Board may
terminate the Plan at any time or may from time to time
amend or alter the Plan or any aspect of it as it considers
proper and in the best interests of the Company; *provided*,
that no such amendment may be made, without the
approval of shareholders of the Company, that would
(i) reduce the exercise price at which Stock Options, or the
base price at which Stock Appreciation Rights, may be
granted below the prices provided for in Sections 5.3 and
6.1, respectively (ii) reduce the exercise price of outstanding
Stock Options or the base price of outstanding Stock
Appreciation Rights, (iii) increase the individual maximum
limits in Section 4.2 or (iv) otherwise amend the Plan in
any manner requiring shareholder approval by law or under
Nasdaq listing requirements or other applicable Nasdaq
rules.

12.2   No Impairment.   Notwithstanding anything to the
contrary in Section 12.1, no such amendment or alteration
to the Plan or to any previously granted award agreement or
Incentive Award shall be made which would impair the
rights of the holder of the Incentive Award, without such
holder's consent; *provided*, that no such consent shall be
required if the Committee determines in its sole discretion
and prior to the date of any Change of Control that such
amendment or alteration is required or advisable in order for
the Company, the Plan or the Incentive Award to satisfy
any law or regulation or to meet the requirements of or
avoid adverse financial accounting consequences under any
tax or accounting standard, law or regulation.

SECTION 13

Effective Date and Duration of the Plan

The Plan shall take effect January 17, 2006, subject to
approval by the shareholders at the 2006 Annual Meeting of
Shareholders or any adjournment thereof or at a Special
Meeting of Shareholders. Unless earlier terminated by the
Board of Directors, no Incentive Award shall be granted
under the Plan after January 16, 2016.

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CHEMICAL
FINANCIAL CORPORATION℠

2005
Annual Report
to Shareholders



CHEMICAL FINANCIAL CORPORATION

2005 ANNUAL REPORT TO SHAREHOLDERS

Contents	Page

CHEMICAL FINANCIAL CORPORATION

This is Chemical Financial Corporation's 2005 Annual Report to Shareholders. Chemical Financial Corporation ("Chemical" or the "Corporation") is a diversified financial services company providing a full range of commercial, consumer, mortgage, trust, insurance and financial planning services primarily through one state-chartered commercial bank subsidiary, Chemical Bank, as of December 31, 2005. Chemical Bank served a broad customer base through 132 banking offices and 1 loan production office across 32 counties in the lower peninsula of Michigan as of December 31, 2005.

The Corporation is headquartered in Midland, Michigan, and had total assets of $3.75 billion at December 31, 2005. In addition to its banking offices, the Corporation had 132 automated teller machine (ATM) locations, with 32 located off-bank premises. The Corporation offers trust and investment management services, including financial and estate planning, retirement programs, investment management and custodial services and employee benefit programs through the Trust and Investment Management Services department (Trust Department) of Chemical Bank. At December 31, 2005, the Trust Department had assets under custodial and management arrangements of $2.3 billion.

At year-end, the Corporation had 1,376 employees on a full-time equivalent basis and approximately 5,400 shareholders of record.

Chemical Financial Corporation's 2005 Annual Report to Shareholders contains audited financial statements and a detailed financial review. Although attached to our proxy statement, this report is not part of our proxy statement, is not deemed to be soliciting material, and is not deemed to be filed with the Securities and Exchange Commission (SEC) except to the extent that it is expressly incorporated by reference in a document filed with the SEC.

The 2005 Summary Annual Report accompanies the proxy statement. This report presents information concerning the business and financial results of Chemical Financial Corporation in a format and level of detail that we believe our shareholders will find useful and informative. Shareholders who would like to receive even more detailed information than that contained in this 2005 Annual Report to Shareholders are invited to request our Annual Report on Form 10-K.

Our 2005 Annual Report on Form 10-K, as filed with the SEC, including financial statements and financial statement schedules, will be provided to any shareholder, without charge, upon written request to Chemical Financial Corporation, Attn: Lori A. Gwizdala, Chief Financial Officer, 333 E. Main Street, Midland, Michigan 48640. The Annual Report on Form 10-K will also be available via our internet website www.chemicalbankmi.com in the "Investor Information" section.

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

	Years Ended December 31				
	2005	2004	2003	2002	2001
Operating Results (In thousands)					
Net interest income	**$141,851**	$147,634	$139,772	$145,692	$130,068
Provision for loan losses	**4,285**	3,819	2,834	3,765	2,004
Noninterest income	**39,220**	39,329	39,094	34,534	31,873
Operating expenses	**98,463**	98,469	91,923	93,526	94,597
Net income	**52,878**	56,682	55,716	54,945	42,723
Per Share Data[1]					
Net income					
Basic	**$2.10**	$2.26	$2.24	$2.21	$1.72
Diluted	**2.10**	2.25	2.23	2.20	1.72
Cash dividends declared and paid	**1.06**	1.01	0.95	0.87	0.83
Book value at end of period	**19.98**	19.26	18.33	17.30	15.69
Market value at end of period	**31.76**	40.62	34.66	29.13	27.30
Shares outstanding at end of period (In thousands)[1]	**25,079**	25,169	24,991	24,868	24,822
At Year End (In thousands)					
Assets	**$3,749,316**	$3,764,125	$3,708,888	$3,568,649	$3,488,306
Loans	**2,710,214**	2,585,585	2,481,275	2,074,942	2,182,541
Deposits	**2,819,880**	2,863,473	2,967,236	2,847,272	2,789,524
Federal Home Loan Bank advances/other borrowings	**400,363**	386,830	246,897	261,605	286,477
Shareholders' equity	**501,065**	484,836	458,049	430,339	389,456
Average Balances (In thousands)					
Assets	**$3,788,469**	$3,856,036	$3,578,678	$3,538,599	$3,213,561
Interest-earning assets	**3,550,695**	3,608,157	3,381,083	3,325,572	3,026,296
Loans	**2,641,465**	2,567,956	2,222,704	2,088,395	1,996,803
Deposits	**2,886,209**	2,976,150	2,868,180	2,825,975	2,582,480
Federal Home Loan Bank advances/other borrowings	**377,499**	370,785	237,787	270,801	233,937
Shareholders' equity	**493,419**	472,226	439,178	406,762	369,829
Financial Ratios					
Return on average assets	**1.40%**	1.47%	1.56%	1.55%	1.33%
Return on average equity	**10.7**	12.0	12.7	13.5	11.6
Net interest margin	**4.04**	4.13	4.18	4.44	4.38
Efficiency ratio	**54.2**	52.6	50.9	51.3	57.6
Average shareholders' equity to average assets	**13.0**	12.2	12.3	11.5	11.5
Cash dividends paid per share to diluted net income per share	**50.5**	44.9	42.6	39.4	48.3
Tangible equity to assets	**11.7**	11.1	10.5	11.0	10.1
Total risk-based capital to risk-adjusted assets	**17.8**	17.5	16.6	18.6	17.4
Credit Quality Statistics					
Allowance for loan losses as a percent of total loans	**1.26%**	1.32%	1.34%	1.48%	1.42%
Nonperforming loans as a percent of total loans	**0.73**	0.39	0.46	0.35	0.60
Nonperforming assets as a percent of total assets	**0.71**	0.45	0.47	0.32	0.40
Net loans charged-off as a percent of average loans	**0.16**	0.11	0.15	0.20	0.08

(1) Adjusted for stock dividends.

MANAGEMENT'S DISCUSSION AND ANALYSIS

BUSINESS OF THE CORPORATION

The Corporation is a financial holding company with its business concentrated in a single industry segment — commercial banking. The Corporation, through its bank subsidiary, offers a full range of commercial banking services. These banking services include deposits, business and personal checking accounts, savings and individual retirement accounts, time deposit instruments, electronically accessed banking products, residential and commercial real estate financing, commercial lending, consumer financing, debit cards, safe deposit box services, money transfer services, automated teller machines, access to insurance products and corporate and personal trust services.

The principal markets for the Corporation's commercial banking services are communities within Michigan in which the Corporation's subsidiary bank branches are located and the areas immediately surrounding these communities. Historically, the Corporation operated three subsidiary banks, Chemical Bank and Trust Company, headquartered in Midland, Michigan; Chemical Bank Shoreline, headquartered in Benton Harbor, Michigan; and Chemical Bank West, headquartered in the Grand Rapids, Michigan area. Together, they served 89 communities through 132 banking offices and 1 loan production office located in 32 counties across Michigan's lower peninsula. In addition to its banking offices, the Corporation operated 132 automated teller machines, both on- and off-bank premises. On December 31, 2005, a corporate restructuring was completed resulting in the consolidation of the three commercial bank charters into one commercial bank subsidiary, Chemical Bank, headquartered in Midland, Michigan. The Corporation's sole bank subsidiary will continue to operate through an organizational structure of community banks.

The principal source of revenue for the Corporation is interest and fees on loans, which accounted for 69% of total revenues in 2005, 67% of total revenues in 2004 and 65% of total revenues in 2003. Interest on securities is also a significant source of revenue, accounting for 13% of total revenues in 2005, 15% of total revenues in 2004 and 17% of total revenues in 2003. Business volumes tend to be influenced by overall economic factors, including market interest rates, business and consumer spending, and consumer confidence, as well as competitive conditions in the marketplace.

FINANCIAL HIGHLIGHTS

The following discussion and analysis is intended to cover the significant factors affecting the Corporation's consolidated statements of financial position and income included in this report. It is designed to provide

shareholders with a more comprehensive review of the consolidated operating results and financial position of the Corporation than could be obtained from an examination of the financial statements alone.

CRITICAL ACCOUNTING POLICIES

The Corporation's consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (GAAP). Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements. As this information changes, the consolidated financial statements could reflect different estimates, assumptions, and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions, and judgments are necessary when assets and liabilities are required to be recorded at fair value or when a decline in the value of an asset not carried at fair value on the financial statements warrants an impairment write-down or a valuation reserve to be established. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by third-party sources, when available. When third-party information is not available, valuation adjustments are estimated by management primarily through the use of internal discounted cash flow analyses.

The most significant accounting policies followed by the Corporation are presented in Note A to the consolidated financial statements. These policies, along with the disclosures presented in the other notes to the consolidated financial statements and in "Management's Discussion and Analysis," provide information on how significant assets and liabilities are valued in the consolidated financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, estimates and assumptions underlying those amounts, management has identified the determination of the allowance for loan losses, pension plan accounting, capitalization and valuation of real estate mortgage loan servicing rights, and the evaluation of goodwill impairment to be the accounting areas that require the most subjective or complex judgments, and as such, could be most subject to revision as new or additional

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3

CRITICAL ACCOUNTING POLICIES (CONTINUED)

information becomes available or circumstances change, including overall changes in the economic climate and/or market interest rates.

Allowance for Loan Losses

The allowance for loan losses (allowance) is calculated with the objective of maintaining a reserve sufficient to absorb probable loan losses in the loan portfolio. The determination of the amount of the allowance is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected cash flows on impaired loans, estimated losses on commercial, real estate commercial and real estate construction-commercial loans and on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. The principal assumption used in deriving the allowance is the estimate of a loss percentage for each type of loan. It is extremely difficult to precisely measure the amount of losses that are probable in the Corporation's loan portfolio. The Corporation uses a rigorous process to attempt to accurately quantify the necessary allowance and related provision for loan losses, but there can be no assurance that the modeling process will successfully identify all of the losses that are probable in the loan portfolio. As a result, the Corporation could record future provisions for loan losses that may be significantly different than the levels that have been recorded in the past three-year period. The loan portfolio also represents the largest asset type on the consolidated statements of financial position. Note A to the consolidated financial statements describes the methodology used to determine the allowance. In addition, a discussion of the factors driving changes in the amount of the allowance is included under the subheading "Provision and Allowance for Loan Losses" in "Management's Discussion and Analysis."

Pension Plan Accounting

The Corporation has a defined benefit pension plan in effect for all salaried employees. The Corporation's pension benefit obligations and related costs are calculated using actuarial concepts and measurements. Benefits under the plan are based on years of service, age and compensation. Assumptions are made concerning future events that will determine the amount and timing of required benefit payments, funding requirements and pension expense.

The key actuarial assumptions used in the pension plan are the discount rate, the long-term rate of return on plan assets and the rate of compensation increase. These assumptions have a significant effect on the amounts reported for net periodic pension expense, as well as the respective benefit

obligation amounts. The Corporation evaluates these critical assumptions annually.

At December 31, 2005 and December 31, 2004, the Corporation calculated the discount rate for the pension plan using the results from a bond matching technique to match cash flows of the pension plan against both a bond portfolio derived from the S&P bond database of AA or better bonds and the Citigroup Pension Discount Curve to determine the discount rate. As of December 31, 2005, the discount rate was decreased 15 basis points to 5.60% to reflect market interest rate conditions.

The assumed long-term rate of return on plan assets represents an estimate of long-term returns on an investment portfolio consisting primarily of equities and fixed income investments. When determining the expected long-term return on plan assets, the Corporation considers long-term rates of return on the asset classes in which the Corporation expects the pension funds to be invested. The expected long-term rate of return is based on both historical and forecasted returns of the overall stock and bond markets and the actual portfolio. The following rates of return by asset class were considered in setting the long-term return on assets assumption at December 31, 2005, 2004 and 2003:

Equity securities	9% – 10%
Debt securities	5% – 7%
Other	3% – 5%

The long-term return on assets is used to compute the subsequent year's expected return on assets, using the "market-related value" of plan assets. The difference between the expected return on plan assets and the actual return on plan assets during the year is either asset gain or loss, which may be deferred and amortized over future periods.

Other assumptions made in the pension plan involve employee demographic factors such as retirement patterns, mortality and turnover.

The key actuarial assumptions that will be used to calculate 2006 expense for the defined benefit pension plan are a discount rate of 5.60%, a long-term rate of return on assets of 8.0%, and a rate of compensation increase of 4.25%. Pension expense in 2006 is expected to be approximately $3.9 million, an increase of $0.1 million from the $3.8 million recorded in 2005. A change in the discount rate of 25 basis points was estimated to have an impact on pension expense of $0.5 million in 2006.

The actual long-term return on plan assets approximated 8% over the 13 years ended December 31, 2005.

There are uncertainties associated with the underlying key actuarial assumptions, and the potential exists for significant, and possibly material, impacts on either the results of operations or cash flows (e.g., additional pension expense and/or additional pension plan funding, whether expected or required) from changes in the key actuarial assumptions. If the Corporation were to determine that more conservative assumptions were necessary, pension expense would increase and have a negative impact on results of operations in the period in which the increase occurred.

Real Estate Mortgage Loan Servicing Rights
At December 31, 2005, the Corporation had approximately $2.4 million of real estate mortgage loan servicing rights capitalized on the consolidated statement of financial position. The two critical assumptions involved in establishing the value of this asset are the estimated future prepayment speeds on the underlying real estate mortgage loans and the interest rate used to discount the net cash flows from the real estate mortgage loan portfolio being serviced. Other assumptions include the estimated amount of ancillary income that will be received in the future (such as late fees) and the estimated cost to service the real estate mortgage loans. The Corporation utilizes a third-party modeling software program to value mortgage servicing rights. The Corporation believes the assumptions utilized in the valuation are reasonable based upon market interest rates and accepted industry practices for valuing mortgage servicing rights and represent neither the most conservative nor the most aggressive assumptions.

Goodwill
At December 31, 2005, the Corporation had $63.3 million of goodwill recorded on the consolidated statement of financial position. Under Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142), amortization of goodwill ceased, and instead goodwill must be tested annually for impairment. Goodwill increased $35.4 million during 2003 from the acquisition of Caledonia Financial Corporation. The Corporation's goodwill impairment review is performed at least annually by management and additionally assessed by an independent third-party appraisal firm utilizing the methodology and guidelines established in SFAS 142. This methodology involves assumptions regarding the valuation of the Corporation's bank subsidiaries that contain the acquired entities that resulted in the recording of goodwill. The Corporation believes that the assumptions utilized are reasonable and that utilizing more conservative assumptions in the valuation would not presently result in impairment in the amount of goodwill that has been recorded. However, the Corporation may incur impairment charges related to goodwill in the future due to changes in business prospects or other matters that could affect the valuation assumptions.

MERGERS AND ACQUISITIONS

The Corporation's primary method of expansion into new banking markets has been through acquisitions of other financial institutions and bank branches. During the three years ended December 31, 2005, the Corporation completed the following acquisition:

The Corporation acquired Caledonia Financial Corporation (Caledonia), a one-bank holding company headquartered in Caledonia, Michigan, on December 1, 2003. As of that date, Caledonia had total assets of $211 million, net loans of $184 million, total deposits of $171 million and shareholders' equity of $22.3 million. Shareholders of Caledonia received $39.00 cash for each share of Caledonia common stock in a taxable transaction. The total value of the transaction was approximately $56.8 million, of which $52.3 million was paid in cash and $4.5 million represented the value of stock options. The purchase price represented a premium over book value of $34.5 million. The acquisition was accounted for by the purchase method of accounting. Therefore, the financial results of the acquired operation were included from the acquisition date, with no restatement of prior period amounts.

On December 31, 2005, the Corporation completed an organizational restructuring whereby its two wholly-owned banking subsidiaries, Chemical Bank Shoreline and Chemical Bank West, were merged into Chemical Bank and Trust Company (CBT). As of this date, CBT's name was changed to Chemical Bank.

On September 30, 2003, the Corporation consolidated CFC Data Corp, its wholly-owned data processing subsidiary, into the parent.

NET INCOME

Net income in 2005 was $52.9 million, or $2.10 per diluted share, compared to net income of $56.7 million, or $2.25 per diluted share, in 2004. Net income in 2005 represented a 6.7% decrease from 2004 net income, while 2004 net income represented a 1.7% increase over 2003 net income. Net income per share increased at an average annual compound rate of 6.9% during the five-year period ended December 31, 2005.

The Corporation's return on average assets was 1.40% in 2005, 1.47% in 2004 and 1.56% in 2003. The Corporation's return on average shareholders' equity was 10.7% in 2005, 12.0% in 2004 and 12.7% in 2003.

DEPOSITS

The Corporation's average deposit balances and average rates paid on deposits for the past three years are included in

continued on next page

DEPOSITS (CONTINUED)

Table 1. Average total deposits in 2005 were $2.89 billion, $90 million or 3.0% lower than in 2004. The decrease in average deposits in 2005, compared to 2004, was primarily attributable to a decline in savings deposits that resulted from intense competition in the marketplace for retail deposits. As of December 31, 2005, the Corporation held approximately $3.4 million in brokered deposits, down $6.6 million from brokered deposits held at December 31, 2004. Average total deposits in 2004 were $2.98 billion, $108 million or 3.8% higher than in 2003. The increase in average deposits in 2004 was attributable to the Caledonia acquisition that was completed on December 1, 2003. This acquisition added $171 million in deposits as of the acquisition date. The increase in average deposits attributable to the Caledonia acquisition was partially offset by a decline in both brokered and retail deposits during 2004. The Corporation had $10 million and $49 million of brokered deposits as of December 31, 2004 and December 31, 2003, respectively. Brokered deposits, primarily acquired in the Caledonia acquisition, declined $39 million during 2004 as the Corporation had sufficient liquidity to fund loan growth and did not need to renew this source of funding during the year.

It is the Corporation's strategy to develop customer relationships that will drive core deposit growth and stability. The Corporation has historically gathered deposits from the local markets of its bank subsidiaries, although rising market interest rates and strong competition impeded the Corporation's ability to internally generate deposits during the three years ended December 31, 2005.

The growth of the Corporation's deposits is also impacted by competition from other investment products, such as brokerage accounts, mutual funds and various annuity products. These investment products are sold by a wide spectrum of organizations, such as brokerage and insurance companies, as well as by financial institutions. The Corporation also competes with credit unions in most of its markets. These institutions are challenging competitors, as credit unions are exempt from federal income taxes, allowing them to potentially offer higher deposit rates and lower loan rates to customers.

In response to the competition for other investment products, the Corporation's subsidiary bank, through "CFC Investment Centers," offers a wide array of mutual funds, annuity products and market securities through an alliance with an independent, registered broker/dealer. During 2005 and 2004, customers purchased $51.8 million and $52.2 million, respectively, of annuity and mutual fund investments through "CFC Investment Centers."

ASSETS

Average assets were $3.79 billion during 2005, a decrease of $68 million, or 1.8%, from average assets during 2004 of $3.86 billion. The decrease in average assets during 2005 was attributable to a decline in investment securities that occurred as a result of a decrease in core deposits. Average assets increased $277 million, or 7.7%, during 2004 over average assets of $3.58 billion in 2003 due to the Caledonia acquisition and a Federal Home Loan Bank of Indianapolis (FHLB) borrowing transaction. The Caledonia acquisition was completed on December 1, 2003 and added $211 million in total assets as of the acquisition date. During the first quarter of 2004, the Corporation borrowed $150 million from the FHLB and invested the proceeds in mortgage-backed securities. These increases were partially offset by a decline in investment securities that occurred as a result of a decrease in total deposits.

CASH DIVIDENDS

The Corporation's annual cash dividends per share over the past five years, adjusted for all stock dividends, were as follows:

	2005	2004	2003	2002	2001
Annual Dividend	**$1.06**	$1.01	$0.95	$0.87	$0.83

During 2005, cash dividends per share of $1.06 were up 5% over cash dividends per share in 2004 of $1.01.

The Corporation has paid regular cash dividends every quarter since it began operating as a bank holding company in 1973. The compound annual growth rate of the Corporation's cash dividends per share over the past five- and ten-year periods ended December 31, 2005 was 6.9% and 10.1%, respectively. The earnings of the Corporation's subsidiaries are the principal source of funds to pay cash dividends to shareholders. Cash dividends are dependent upon the earnings of the Corporation's subsidiaries, as well as capital requirements, regulatory restraints and other factors affecting the Corporation's subsidiary bank.

TABLE 1. AVERAGE BALANCES, TAX EQUIVALENT INTEREST AND EFFECTIVE YIELDS AND RATES* (Dollars in thousands)

| | Years Ended December 31 | | | | | | | | |
| | **2005** | | | 2004 | | | 2003 | | |
	Average Balance	**Tax Equivalent Interest**	**Effective Yield/ Rate**	Average Balance	Tax Equivalent Interest	Effective Yield/ Rate	Average Balance	Tax Equivalent Interest	Effective Yield/ Rate
ASSETS									
Interest-earning Assets:									
Loans**	**$2,641,465**	**$165,355**	**6.26%**	$2,567,956	$152,993	5.96%	$2,222,704	$145,212	6.53%
Taxable investment/other securities	**775,691**	**29,216**	**3.77**	899,085	33,124	3.68	1,026,318	36,700	3.58
Non-taxable investment securities	**47,522**	**3,235**	**6.81**	42,779	3,187	7.45	47,547	3,806	8.00
Federal funds sold	**69,061**	**2,121**	**3.07**	83,871	1,077	1.28	68,796	749	1.09
Interest-bearing deposits with unaffiliated banks	**16,956**	**984**	**5.80**	14,466	411	2.84	15,718	235	1.50
Total interest-earning assets	**3,550,695**	**200,911**	**5.66**	3,608,157	190,792	5.29	3,381,083	186,702	5.52
Less: Allowance for loan losses	**34,189**			33,663			30,893		
Other Assets:									
Cash and due from banks	**105,435**			110,017			106,288		
Premises and equipment	**46,233**			48,071			43,815		
Interest receivable and other assets	**120,295**			123,454			78,385		
Total Assets	**$3,788,469**			$3,856,036			$3,578,678		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Interest-bearing Liabilities:									
Interest-bearing demand deposits	**$ 544,174**	**$ 7,050**	**1.30%**	$ 542,211	$ 2,163	0.40%	$ 505,278	$ 1,902	0.38%
Savings deposits	**858,143**	**9,426**	**1.10**	1,005,728	6,914	0.69	953,741	8,098	0.85
Time deposits	**938,451**	**28,156**	**3.00**	884,291	21,664	2.45	919,221	26,345	2.87
Short-term borrowings	**129,535**	**3,021**	**2.33**	98,349	697	0.71	86,604	539	0.62
Federal Home Loan Bank advances — long-term	**247,964**	**9,800**	**3.95**	272,436	10,178	3.74	151,183	8,381	5.54
Total interest-bearing liabilities	**2,718,267**	**57,453**	**2.11**	2,803,015	41,616	1.48	2,616,027	45,265	1.73
Noninterest-bearing deposits	**545,441**			543,920			489,940		
Total deposits and borrowed funds	**3,263,708**			3,346,935			3,105,967		
Interest payable and other liabilities	**31,342**			36,875			33,533		
Shareholders' equity	**493,419**			472,226			439,178		
Total Liabilities and Shareholders' Equity	**$3,788,469**			$3,856,036			$3,578,678		
Net Interest Spread (Average yield earned minus average rate paid)			**3.55%**			3.81%			3.79%
Net Interest Income (FTE)		**$143,458**			$149,176			$141,437	
Net Interest Margin (Net interest income (FTE)/total average interest-earning assets)			**4.04%**			4.13%			4.18%

 * Taxable equivalent basis using a federal income tax rate of 35%.

** Nonaccrual loans are included in average balances reported and are included in the calculation of yields.

NET INTEREST INCOME

Interest income is the total amount earned on funds invested in loans, investment and other securities, other interest-bearing deposits and federal funds sold. Interest expense is the amount of interest paid on interest-bearing checking and savings accounts, time deposits, short-term borrowings and FHLB advances — long-term. Net interest income, on a fully taxable equivalent (FTE) basis, is the difference between interest income and interest expense adjusted for the tax benefit received on tax-exempt commercial loans and investment securities. Net interest margin is calculated by dividing net interest income (FTE) by average interest-earning assets. Net interest spread is the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities. Because noninterest-bearing sources of funds, or free funds (principally demand deposits and shareholders'

equity) also support earning assets, the net interest margin exceeds the net interest spread.

The presentation of net interest income on a FTE basis is not in accordance with GAAP but is customary in the banking industry. This non-GAAP measure ensures comparability of net interest income arising from both taxable and tax-exempt loans and investment securities. The adjustments to determine tax equivalent net interest income were $1.61 million, $1.54 million and $1.67 million for 2005, 2004 and 2003, respectively. These adjustments were computed using a 35% tax rate.

Net interest income is the most important source of the Corporation's earnings and thus is critical in evaluating the results of operations. Changes in the Corporation's net interest income are influenced by a variety of factors,

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TABLE 2. VOLUME AND RATE VARIANCE ANALYSIS*[+] (In thousands)

| | 2005 Compared to 2004 | | | 2004 Compared to 2003 | | |
| | Increase (Decrease) Due to Changes in | | Combined Increase (Decrease) | Increase (Decrease) Due to Changes in | | Combined Increase (Decrease) |
	Average Volume	Average Yield/Rate		Average Volume	Average Yield/Rate	
CHANGES IN INTEREST INCOME ON INTEREST-EARNING ASSETS:						
Loans	$ 4,610	$ 7,752	$12,362	$21,041	$(13,260)	$ 7,781
Taxable investment/other securities	(4,690)	782	(3,908)	(4,673)	1,097	(3,576)
Non-taxable investment securities	336	(288)	48	(372)	(247)	(619)
Federal funds sold	(220)	1,264	1,044	182	146	328
Interest-bearing deposits with unaffiliated banks	82	491	573	(20)	196	176
Total change in interest income on interest-earning assets	118	10,001	10,119	16,158	(12,068)	4,090
CHANGES IN INTEREST EXPENSE ON INTEREST-BEARING LIABILITIES:						
Interest-bearing demand deposits	8	4,879	4,887	152	109	261
Savings deposits	(1,136)	3,648	2,512	419	(1,603)	(1,184)
Time deposits	1,391	5,101	6,492	(981)	(3,700)	(4,681)
Short-term borrowings	283	2,041	2,324	76	82	158
Federal Home Loan Bank advances — long-term	(937)	559	(378)	5,136	(3,339)	1,797
Total change in interest expense on interest-bearing liabilities	(391)	16,228	15,837	4,802	(8,451)	(3,649)
TOTAL INCREASE (DECREASE) IN NET INTEREST INCOME (FTE)	$ 509	$ (6,227)	$ (5,718)	$11,356	$ (3,617)	$ 7,739

* This analysis is calculated on a taxable equivalent basis using a federal income tax rate of 35%.

[+] The change in interest income and interest expense due to both volume and rate has been allocated to the volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

NET INTEREST INCOME (CONTINUED)

including changes in the level of interest-earning assets, changes in the mix of interest-earning assets and interest-bearing liabilities, the level and direction of interest rates, the difference between short-term and long-term interest rates (the steepness of the yield curve), and the general strength of the economies in the Corporation's markets. Risk management plays an important role in the Corporation's level of net interest income. The ineffective management of credit risk, and more significantly interest rate risk, can adversely impact the Corporation's net interest income. Management monitors the Corporation's consolidated statement of financial position to reduce the potential adverse impact on net interest income caused by significant changes in interest rates. The Corporation's policies in this regard are further discussed under the subheading "Market Risk."

Table 1 presents, for 2005, 2004 and 2003, average daily balances of the Corporation's major categories of assets and liabilities, interest income and expense on a FTE basis, average interest rates earned and paid on the assets and liabilities, net interest income (FTE), net interest spread and net interest margin.

Net interest income (FTE) in 2005, 2004 and 2003 was $143.5 million, $149.2 million and $141.4 million, respectively. Net interest income (FTE) in 2005 was

$5.7 million, or 3.8% lower than 2004 net interest income (FTE) of $149.2 million, while net interest income in 2004 was $7.8 million, or 5.5% higher than 2003 net interest income.

In 2005, the Federal Open Market Committee (FOMC) raised the Discount and Federal Funds rates by 25 basis points eight times during the year, resulting in an equal increase each time in the prime rate. Accordingly, the prime rate was 5.25% on January 1, 2005 and 7.25% on December 31, 2005. While short-term interest rates increased throughout 2005, long-term interest rates rose only slightly to produce a virtually flat interest yield curve at December 31, 2005. The ten-year U.S. Treasury note, which is generally used to price both 15- and 30-year residential mortgage loans, was 4.35% at the end of 2005 compared to 4.24% at the end of 2004.

The decline in net interest income during 2005 was primarily attributable to a slight decrease in average interest-earning assets and the flattening of the interest yield curve during 2005. These factors were partially offset by a positive change in the mix of interest-earning assets with average loans up $73.5 million, or 2.8% in 2005 compared to 2004. Average interest-earning assets of $3.55 billion in 2005 were down $57.5 million, or 1.6% from 2004. The reduction in average interest-earning assets during 2005 was primarily attributable to a reduction in investment securities. The Corporation's investment securities portfolio declined as investment securities maturities were used to fund the increase in total loans and offset a decline in total deposits.

The decrease in net interest margin to 4.04% in 2005 compared to 4.13% in 2004 occurred as a result of the increases in the average yield on interest-earning assets not keeping pace with the increases in the average cost of interest-bearing liabilities. In 2005, the average yield on interest-earning assets increased 37 basis points to 5.66%, while the average cost of interest-bearing liabilities increased 63 basis points to 2.11%. Consequently, the increase in the interest yield on loans was not significant enough to offset the increase in the Corporation's funding costs. While the average yield on loans increased to 6.26% in 2005 from 5.96% in 2004, the average cost of interest-bearing liabilities increased at a greater rate to 2.11% in 2005 from 1.48% in 2004, which resulted in a decline in both the net interest spread and net interest margin during 2005. Short-term market interest rates increased throughout 2005, although the yield on the Corporation's loan portfolio increased only modestly as the majority of the loan portfolio is comprised of fixed interest rate loans. Additionally, the competition for loan volume remained strong all year in the Corporation's local markets, which resulted in lower interest rates on new and renewed loans than otherwise could have been expected. The Corporation's competitive position within many of its market areas limits its ability to materially increase deposits without adversely impacting the weighted average cost of core deposits. Accordingly, the increase in short-term market interest rates and strong competition resulted in a significant increase in the average cost of deposits and wholesale borrowings, and also a decrease in core deposits in 2005 as compared to 2004. Net interest spread for 2005 was 3.55%, compared to 3.81% for 2004.

Table 2 allocates the dollar change in net interest income (FTE) between the portion attributable to changes in the average volume of interest-earning assets and interest-bearing liabilities, including changes in the mix of assets and liabilities, and changes in average interest rates earned and paid.

The $5.7 million reduction in net interest income (FTE) in 2005, as compared to 2004, is analyzed in detail in Table 2. This table calculates the net impact on net interest income (FTE) in 2005 from the unfavorable effect of a lower level of interest-earning assets and the favorable effect of an increase in average loans, as a net increase in net interest income (FTE) of $0.5 million. This increase was offset by the Corporation experiencing a $6.2 million reduction in net interest income (FTE) due to the rising interest rate environment and the flattening of the interest yield curve.

Interest income on loans, investment securities and other investable funds increased $10 million due to rising interest rates, although interest expense on deposits and borrowings increased $16.2 million, as market interest rates increased throughout 2005. The Corporation's balance sheet was liability sensitive throughout 2005, with a higher percentage of interest-bearing liabilities repricing than interest-earning assets. The Corporation's average interest-bearing demand and savings type deposits that have no defined maturity and primarily reprice at the Corporation's discretion were $1.4 billion in 2005. The combination of short-term interest rates rising steadily throughout 2005 and the strong competition for customer deposit accounts throughout the Corporation's market areas resulted in the average interest cost of these nonmaturing deposits increasing approximately 100% during 2005 to 1.18%.

In 2004, net interest income was positively impacted by an increase in average interest-earning assets from the Caledonia acquisition and a FHLB borrowing transaction. The effects of the increase in interest-earning assets attributable to the Caledonia transaction accounted for the majority of the increase in net interest income in 2004. In addition, the Corporation estimated that the net effect of the investment of the proceeds from a $150 million borrowing from the FHLB added approximately $1.7 million to net interest income in 2004. The Corporation borrowed $150 million from the FHLB during January 2004, at a weighted average life of 1.6 years and a weighted average interest rate of 1.85%. The proceeds of the borrowing were invested approximately equally in five- and seven-year balloon type mortgage-backed investment securities, with a projected weighted average life of 3.03 years, a projected duration of 2.75 years, and a projected weighted average yield of 3.40% at the investment date. The borrowing transaction was done to increase interest-earning assets of the Corporation, as a means to partially offset the impact of the lack of growth in core deposits and continued low interest rates on net interest income, and anticipated significantly lower mortgage banking revenue. The borrowing transaction had the net effect of increasing net interest income in 2004. The impact on net interest margin was estimated as a net decrease of approximately 12 basis points. Net interest income was also positively impacted by a change in the mix of interest-earning assets, as total loans were up $104.3 million, or 4.2% during the year. These items were partially offset by the impact of a reduction in interest-earning assets resulting from a $103.8 million, or 3.5% decrease in total deposits during 2004.

During 2004, short-term interest rates remained constant until June 30 when the FOMC increased the Discount and Federal Funds rates by 25 basis points. The FOMC

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NET INTEREST INCOME (CONTINUED)

increased these rates by 25 basis points four more times during 2004, resulting in equal increases each time in the prime rate. Accordingly, the prime rate was 4.00% on January 1, 2004 and 5.25% on December 31, 2004. While short-term interest rates gradually increased during the second half of 2004, long-term interest rates remained relatively flat during the entire year. The ten-year U.S. Treasury note, which is used to price both 15- and 30-year residential mortgage loans, was 4.24% at the end of 2004 and 4.27% at the end of 2003. Consequently, the interest yield curve flattened during the second half of 2004. The combination of the historically low interest rate environment during the first six months of 2004 and increased competition for loans resulted in a 57 basis point decrease in the average yield on loans in 2004, compared to 2003. The average yield on loans was 5.96% in 2004, compared to 6.53% in 2003. The reduction in the average yield on loans and the impact of the $150 million borrowing transaction resulted in a 23 basis point reduction in the overall average yield on average interest-earning assets in 2004 to 5.29% from 5.52% in 2003. The historically low interest rate environment throughout all of 2003 and the first six months of 2004 resulted in a 25 basis point reduction in the average cost of deposits and borrowed funds in 2004, compared to the prior year. The average cost of deposits and borrowed funds was 1.48% in 2004, compared to 1.73% in 2003. The net result was a five basis point decrease in net interest margin in 2004 to 4.13% from 4.18% in 2003.

LOANS

The Corporation's bank subsidiary is a full-service commercial bank and, therefore, the acceptance and management of credit risk is an integral part of the Corporation's business. The Corporation maintains conservative loan policies and credit underwriting standards. These standards include the granting of loans generally only within the Corporation's market areas. The Corporation's lending markets generally consist of small communities across the middle to southern and western sections of the lower peninsula of Michigan. The Corporation has no foreign loans or any loans to finance highly leveraged transactions. The Corporation's lending philosophy is implemented through strong administrative and reporting controls at the bank level, with additional oversight at the parent company level. The Corporation maintains a centralized independent loan review function, which monitors asset quality of the loan portfolio.

The Corporation's subsidiary bank has extended loans to its directors, executive officers and their affiliates. The loans were made in the ordinary course of business upon normal terms, including collateralization and interest rates prevailing at the time and did not involve more than the normal risk of repayment by the borrower or present other unfavorable features. Note E includes more information on loans to the Corporation's directors, executive officers and their affiliates.

The Corporation experiences competition for commercial loans primarily from larger regional banks located both within and outside of the Corporation's market areas, and from other community banks located within the Corporation's lending markets. The Corporation's competition for residential real estate loans primarily includes community banks, larger regional banks, savings associations, credit unions and mortgage companies. The competition for residential real estate loans has increased over the last few years as mortgage lending companies have expanded their sales and marketing efforts. The Corporation experiences competition for consumer loans mostly from captive automobile finance companies, larger regional banks, community banks and local credit unions. The Corporation's loan portfolio is generally diversified geographically within Michigan, as well as along industry lines and, therefore, the Corporation believes that its loan portfolio is reasonably sheltered from material adverse local economic impact.

Table 3 includes the composition of the Corporation's loan portfolio, by major loan category, as of December 31, 2005, 2004, 2003, 2002, and 2001.

Total loans at December 31, 2005 were $2.71 billion, an increase of $124.6 million, or 4.8% over total loans at December 31, 2004. The Corporation achieved significant increases in the commercial and real estate construction loan categories in 2005. The Corporation achieved modest increases in the other loan categories during 2005.

Commercial loans totaled $517.9 million at December 31, 2005, an increase of $48.9 million, or 10.4%, from total commercial loans at December 31, 2004 of $469.0 million. The increase in these loans was largely attributable to the Corporation's emphasis to increase this portion of the loan portfolio. Commercial loans represented 19.1%, 18.1% and 16.4% of total loans outstanding at December 31, 2005, 2004 and 2003, respectively.

Real estate loans include real estate commercial loans, real estate construction loans and residential real estate loans. At December 31, 2005 and 2004, real estate loans totaled $1.65 billion and $1.58 billion, respectively. Real estate loans increased $72 million, or 4.6%, in 2005. Real estate loans as a percentage of total loans at December 31, 2005, 2004 and 2003 were 60.9%, 61.1% and 61.8%, respectively.

TABLE 3. SUMMARY OF LOANS AND LOAN LOSS EXPERIENCE

	Years Ended December 31				
	2005	2004	2003	2002	2001
	(Dollars in thousands)				
Distribution of Loans:					
Commercial	**$ 517,852**	$ 468,970	$ 405,929	$ 327,438	$ 332,055
Real estate commercial	**704,684**	697,779	628,815	481,084	432,747
Real estate construction	**158,376**	120,900	138,280	108,589	137,500
Real estate residential	**788,679**	760,834	767,199	648,042	769,272
Consumer	**540,623**	537,102	541,052	509,789	510,967
Total loans	**$2,710,214**	$2,585,585	$2,481,275	$2,074,942	$2,182,541
Summary of Changes in the Allowance for Loan Losses:					
Allowance for loan losses at beginning of year	**$ 34,166**	$ 33,179	$ 30,672	$ 30,994	$ 26,883
Loans charged off:					
Commercial	**(2,126)**	(1,270)	(2,002)	(2,345)	(544)
Real estate commercial	**—**	(88)	(40)	—	(55)
Real estate construction	**—**	—	—	(107)	—
Real estate residential	**(453)**	(430)	(102)	(164)	(108)
Consumer	**(2,407)**	(2,175)	(1,927)	(2,214)	(1,427)
Total loan charge-offs	**(4,986)**	(3,963)	(4,071)	(4,830)	(2,134)
Recoveries of loans previously charged-off:					
Commercial	**110**	464	174	329	195
Real estate commercial	**11**	7	7	17	10
Real estate residential	**29**	105	38	18	23
Consumer	**533**	555	500	379	251
Total loan recoveries	**683**	1,131	719	743	479
Net loan charge-offs	**(4,303)**	(2,832)	(3,352)	(4,087)	(1,655)
Provision for loan losses	**4,285**	3,819	2,834	3,765	2,004
Allowance of banks/branches acquired	**—**	—	3,025	—	3,762
Allowance for loan losses at year-end	**$ 34,148**	$ 34,166	$ 33,179	$ 30,672	$ 30,994
Ratio of net charge-offs during the year to average loans outstanding	**0.16%**	0.11%	0.15%	0.20%	0.08%
Ratio of allowance for loan losses at year-end to total loans outstanding at year-end	**1.26%**	1.32%	1.34%	1.48%	1.42%

Real estate commercial loans increased $6.9 million, or 1.0% during 2005 to $704.7 million at December 31, 2005. The modest increase was largely due to minimal economic growth in the Corporation's community bank market areas. At December 31, 2005, 2004 and 2003, real estate commercial loans as a percentage of total loans were 26.0%, 27.0% and 25.3%, respectively.

Commercial lending and real estate commercial lending are generally considered to involve a higher degree of risk than one- to four-family residential lending. Such lending typically involves large loan balances concentrated in a single borrower for rental of business properties or for the operation of a business. In addition, the payment experience on loans secured by income-producing properties is typically dependent on the success of the operation of the related project and is typically affected by adverse conditions in the real estate market and in the economy. The Corporation generally attempts to mitigate the risks associated with commercial lending by, among other things, lending primarily in its market areas and using conservative loan-to-value ratios in the underwriting process.

Real estate construction loans are originated for both business and residential properties. These loans generally convert to a real estate loan at the completion of the construction period. Real estate construction loans were $158.4 million at December 31, 2005, an increase of $37.5 million, or 31.0% from December 31, 2004. At December 31, 2005, 2004 and 2003, real estate construction loans as a percentage of total loans were 5.8%, 4.7% and 5.6%, respectively.

Construction lending involves a higher degree of risk than one- to four-family residential lending because of the uncertainties of construction, including the possibility of costs exceeding the initial estimates and the need to obtain a tenant or purchaser of the property if it will not be owner-occupied. The Corporation generally attempts to mitigate the risks associated with construction lending by, among

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TABLE 4. COMPARISON OF LOAN MATURITIES AND INTEREST SENSITIVITY (Dollars in thousands)

	December 31, 2005 Due In				December 31, 2004 Due In			
	1 Year or Less	1 to 5 Years	Over 5 Years	Total	1 Year or Less	1 to 5 Years	Over 5 Years	Total
Loan Maturities:								
Commercial	$252,682	$224,191	$ 40,979	$ 517,852	$229,694	$206,245	$ 33,031	$ 468,970
Real estate commercial	94,465	578,713	31,506	704,684	79,912	566,486	51,381	697,779
Real estate construction	68,213	41,923	48,240	158,376	56,746	36,598	27,556	120,900
Total	$415,360	$844,827	$120,725	$1,380,912	$366,352	$809,329	$111,968	$1,287,649
Percent of Total	30%	61%	9%	100%	28%	63%	9%	100%

	December 31, 2005		December 31, 2004	
	Amount	Percent	Amount	Percent
Interest Sensitivity:				
Above loans maturing after one year which have:				
Fixed interest rates	$745,496	77%	$664,968	72%
Variable interest rates	220,056	23	256,329	28
Total	$965,552	100%	$921,297	100%

LOANS (CONTINUED)

other things, lending primarily in its market areas, using conservative underwriting guidelines, and closely monitoring the construction process.

Table 4 presents the maturity distribution of commercial, real estate commercial, and real estate construction loans. These loans represented 51% of total loans at December 31, 2005, compared to 50% of total loans at December 31, 2004. The percentage of these loans maturing within one year remained low at 30% at December 31, 2005, compared with 28% at December 31, 2004. The percentage of these loans maturing beyond five years also remained low at 9% at both December 31, 2005 and December 31, 2004. Of those loans with maturities beyond one year, the percentage of loans with variable interest rates was 23% at December 31, 2005, compared to 28% at December 31, 2004. The decrease in variable interest rate loans with maturities greater than one year was due to both a strong customer preference to secure fixed interest rate financing in a rising interest rate environment and equally strong competitive conditions.

The continued low percentage of loans maturing within one year is primarily due to the growth in the real estate commercial and real estate construction loan types. Real estate commercial loans are generally written as balloon-type mortgages at fixed interest rates for balloon time periods ranging from three to ten years. Real estate construction-commercial loans are also generally written as balloon type loans at fixed interest rates that convert to a real estate

commercial loan at the end of the construction period. During 2004 and 2005, the Corporation offered a real estate construction-commercial loan product with an adjustable interest rate that has an initial fixed interest rate period of ten years. As of December 31, 2005, the Corporation held approximately $43 million in real estate commercial and real estate construction-commercial loans that had fixed interest rates through 2014 or 2015.

Residential real estate loans increased $27.8 million, or 3.7%, during 2005 to $788.7 million. At December 31, 2005, 2004 and 2003, residential real estate loans as a percentage of total loans were 29.1%, 29.4% and 30.9%, respectively. The increase in residential real estate loans during 2005 was primarily attributable to growth in the adjustable interest rate loan type that includes a fixed interest rate period for three, five or seven years. Market interest rates on this type of loan decreased during 2005 making these loans more attractive to customers. The Corporation generally keeps adjustable interest rate loans in its loan portfolio, rather than selling them in the secondary mortgage market.

The Corporation's residential real estate loans primarily consist of one- to four-family residential loans with original terms of fifteen years and less. The loan-to-value ratio at the time of origination is generally 80% or less. Loans with more than an 80% loan-to-value ratio generally require private mortgage insurance.

TABLE 5. NONPERFORMING ASSETS

	December 31				
	2005	2004	2003	2002	2001
	(Dollars in thousands)				
Nonaccrual loans*:					
Commercial	**$ 3,133**	$ 3,245	$ 3,902	$ 1,460	$ 4,451
Real estate commercial	**3,610**	1,343	1,550	887	658
Real estate construction-commercial	**3,081**	—	—	—	—
Real estate residential	**3,853**	3,133	694	1,739	1,335
Consumer	**884**	676	545	773	453
Total nonaccrual loans	**14,561**	8,397	6,691	4,859	6,897
Accruing loans contractually past due 90 days or more as to interest or principal payments:					
Commercial	**825**	106	777	231	1,566
Real estate commercial	**2,002**	—	924	318	2,743
Real estate residential	**1,717**	1,023	2,371	1,388	1,180
Consumer	**592**	524	584	485	692
Total accruing loans contractually past due 90 days or more as to interest or principal payments	**5,136**	1,653	4,656	2,422	6,181
Total nonperforming loans	**19,697**	10,050	11,347	7,281	13,078
Other real estate and repossessed assets	**6,801**	6,799	6,002	4,298	728
Total nonperforming assets	**$26,498**	$16,849	$17,349	$11,579	$13,806
Nonperforming loans as a percent of total loans	**0.73%**	0.39%	0.46%	0.35%	0.60%
Nonperforming assets as a percent of total assets	**0.71%**	0.45%	0.47%	0.32%	0.40%

* Interest income totaling $564,000 was recorded in 2005 on loans in nonaccrual status at December 31, 2005. Additional interest income of $546,000 would have been recorded during 2005 on these loans had they been current in accordance with their original terms.

The Corporation's general practice is to sell residential real estate loan originations with maturities of fifteen years and longer in the secondary market. The Corporation sold $111 million of long-term fixed rate residential real estate loans during 2005 in the secondary market, compared to the sale of $153 million of residential real estate loans during 2004. The decrease in loans sold during 2005 was partially attributable to the increase in market interest rates on residential real estate loans and the corresponding decline in both new and refinanced loan activity, and growth in adjustable interest rate loans, which are kept in the Corporation's loan portfolio.

At December 31, 2005, the Corporation was servicing $544 million of residential mortgage loans that had been originated by the Corporation in its market areas and subsequently sold in the secondary mortgage market. At December 31, 2004, the Corporation serviced for others approximately $596 million of residential mortgages.

Consumer loans totaled $540.6 million at December 31, 2005, an increase of $3.5 million, or 0.7% from total consumer loans at December 31, 2004 of $537.1 million. The minimal increase during 2005 was largely attributable to increased competition from captive auto finance companies on new personal vehicle loans and slower economic conditions in the Corporation's market areas.

Consumer loans represented 19.9%, 20.8% and 21.8% of total loans outstanding at December 31, 2005, 2004 and 2003, respectively.

Consumer loans generally have shorter terms than mortgage loans but generally involve more credit risk than one- to four-family residential lending because of the type and nature of the collateral. Collateral values, particularly those of automobiles, are negatively impacted by many factors, such as new car promotions, vehicle condition and a slow economy. Consumer lending collections are dependent on the borrowers' continuing financial stability, and thus are more likely to be affected by adverse personal situations.

NONPERFORMING ASSETS

A five-year history of nonperforming assets is presented in Table 5. Nonperforming assets are comprised of loans accounted for on a nonaccrual basis, accruing loans contractually past due 90 days or more as to interest or principal payments, other loans whose terms have been restructured to provide for a reduction or deferral of interest or principal because of deterioration in the financial position of the borrower, and other real estate and repossessed assets. There were no restructured loans at December 31, 2005, 2004 or 2003.

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NONPERFORMING ASSETS (CONTINUED)

Nonaccrual loans were $14.6 million at December 31, 2005, compared to $8.4 million at December 31, 2004 and $6.7 million at December 31, 2003. The increase in nonaccrual loans during 2005 was primarily attributable to the addition of two nonaccrual loans totaling $5.3 million, consisting of a $2.2 million real estate commercial loan and a $3.1 million real estate construction-commercial loan. Nonaccrual loans as a percentage of total loans were 0.54% at December 31, 2005, 0.32% at December 31, 2004 and 0.27% at December 31, 2003.

The Corporation's nonaccrual loans increased only slightly during the second and third quarters of 2005, as compared to December 31, 2004, although nonaccrual loans increased $4.6 million, or 47%, during the fourth quarter of 2005 from $9.9 million at September 30, 2005 to $14.6 million at December 31, 2005. The increase in nonaccrual loans during the fourth quarter of 2005 was attributable to two commercial type loans totaling $5.3 million moving from the past due 90 days or more category to nonaccrual loan status. An impairment reserve of $0.6 million was recorded on one of these nonaccrual loans at December 31, 2005. Loans 90 days or more past due were $5.1 million as of December 31, 2005, compared to $10.4 million as of September 30, 2005.

Accruing loans past due 90 days or more were $5.1 million at December 31, 2005, $1.7 million at December 31, 2004 and $4.7 million at December 31, 2003. The increase from 2004 to 2005 was primarily due to the addition of three commercial loan type relationships totaling $2.0 million and an additional $0.7 million in residential real estate loans moving into the 90 days or more past due status during 2005.

Total nonperforming loans were $19.7 million, or 0.73% of total loans at December 31, 2005, compared to $10.1 million or 0.39% of total loans at December 31, 2004. The level and composition of nonperforming loans are affected by economic conditions in the Corporation's local markets.

Other real estate and repossessed assets totaled $6.8 million at December 31, 2005, and consisted of commercial real estate of $3.8 million, residential real estate of $2.6 million and other repossessions, mostly automobiles, boats and recreational vehicles, of $0.4 million. Other real estate and repossessed assets also totaled $6.8 million at December 31, 2004, and consisted of commercial real estate of $3.9 million, residential real estate of $2.4 million and other repossessions, mainly automobiles, of $0.5 million.

The Corporation considers a loan as impaired when management determines it is probable that all of the principal and interest due under the contractual terms of the loan will not be collected. The Corporation measures impairment on commercial, real estate commercial and real estate construction-commercial loans. In most instances, the impairment is measured based on the fair market value of the underlying collateral. Impairment may also be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate. A portion of the allowance for loan losses is allocated to impaired loans.

Impaired loans were $9.8 million as of December 31, 2005, $4.6 million as of December 31, 2004 and $5.5 million as of December 31, 2003. After analyzing the various components of the customer relationships and evaluating the underlying collateral of impaired loans, it was determined that the total of impaired loans requiring an allocation of the allowance for loan losses was $5.1 million at December 31, 2005, $0.8 million at December 31, 2004 and $1.1 million at December 31, 2003. The allowance for loan losses allocated to impaired loans was as follows: $1.3 million at December 31, 2005, $0.4 million at December 31, 2004, and $0.8 million at December 31, 2003. The process of measuring impaired loans and the allocation of the allowance for loan losses requires judgment and estimation, therefore the eventual outcome may differ from the estimates used on these loans.

PROVISION AND ALLOWANCE FOR LOAN LOSSES

The provision for loan losses (provision) is the amount added to the allowance for loan losses (allowance) to absorb inherent loan losses (charge-offs) in the loan portfolio. A summary of the activity in the allowance for years 2005 back through 2001 is included in Table 3. Management regularly evaluates the allowance to ensure the level is adequate to absorb losses inherent in the loan portfolio. This evaluation is based on a continuous review of the loan portfolio, both individually and by category, and includes consideration of changes in the mix and volume of the loan portfolio, actual loan loss experience, the financial condition of the borrowers, industry and geographical exposures within the portfolio, economic conditions and employment levels of the Corporation's local markets, and special factors affecting business sectors. A formal evaluation of the allowance is prepared quarterly to assess the risk in the loan portfolio and to determine the adequacy of the allowance. The Corporation's loan review personnel, who are independent of the loan origination function, review this evaluation. The Corporation's loan review personnel perform a detailed credit quality review quarterly on large commercial, real estate commercial and real estate construction-commercial loans, particularly focusing on loans that have deteriorated below certain levels of credit risk.

The allowance provides for probable losses that have been identified with specific customer relationships and for probable losses believed to be inherent in the remainder of the loan portfolio but that have not been specifically identified. The allowance for loan losses is comprised of specific allowances (assessed for loans that have known credit weaknesses), allowances based on assigned risk ratings, allowances on the remainder of the loan portfolio based primarily on historical loan loss experience, and an unallocated allowance for the imprecision in the subjective nature of the specific and overall allowance methodology. Factors contributing to the determination of specific allocations include the financial condition of the borrower, changes in the value of pledged collateral and general economic conditions. The Corporation establishes the allowance allocations by the application of projected loss percentages to adversely-graded commercial, real estate commercial and real estate construction-commercial loans by grade categories. Allowances are allocated to all other loans by loan category, based on a defined methodology, that focuses on loan loss experience and trends. Allocations to loan categories are developed based on historical loss and past due trends, management's judgment concerning those trends and other relevant factors, including delinquency, default, and loss rates, as well as general economic conditions. Some loans will not be repaid in full. Therefore, an allowance for loan losses is maintained at a level which represents management's best estimate of inherent losses within the loan portfolio.

In determining the allowance and the related provision for loan losses, the Corporation considers four principal elements: (i) specific allocations based upon probable losses identified during the review of adversely-graded commercial, real estate commercial and real estate construction-commercial loan portfolios (primarily focusing on impaired loans), (ii) allocations established for adversely-rated commercial, real estate commercial and real estate construction-commercial loans, (iii) allocations on all other loans based principally on historical loan loss experience, and (iv) an unallocated allowance based on the imprecision in the overall allowance methodology.

The first element reflects the Corporation's estimate of probable losses based upon the systematic review of specific commercial, real estate commercial and real estate construction-commercial adversely-graded loans. This review is primarily focused on impaired loans. These estimates are based upon a number of objective factors, such as payment history, financial condition of the borrower, and discounted

collateral exposure. The Corporation measures the investment in an impaired loan based on one of three methods: the loan's observable market price, the fair value of the collateral, or the present value of expected future cash flows discounted at the loan's effective interest rate.

The second element reflects the application of the Corporation's loan grading system. This grading system is similar to those employed by state and federal banking regulators. Commercial, real estate commercial and real estate construction-commercial loans that are risk rated below a certain predetermined risk grade are assigned a loss allocation factor that is based upon a historical analysis of losses incurred within the specific risk grade category. The lower the grade assigned to a loan or category, the greater the allocation percentage that is generally applied.

The third element is determined by assigning allocations based principally upon the three-year average of loss experience for each type of loan. Average losses may be adjusted based on current loan loss and delinquency trends and for the projected impact of loans acquired in branch and bank acquisitions. Loss analyses are conducted at least annually.

The fourth element is based on factors that cannot be associated with a specific credit or loan category and reflects an attempt to ensure that the overall allowance for loan losses appropriately reflects a margin for the imprecision necessarily inherent in the estimates of expected credit losses. Management maintains an unallocated allowance to recognize the uncertainty and imprecision underlying the process of estimating projected loan losses. Determination of the probable losses inherent in the portfolio, which are not necessarily captured by the allocation methodology discussed above, involve the exercise of judgment. The unallocated allowance associated with the imprecision in the risk rating system is based on a historical evaluation of the accuracy of the risk ratings associated with loans. This unallocated portion of the allowance is judgmentally determined and generally serves to compensate for the uncertainty in estimating losses, particularly in times of changing economic conditions, and also considers the possibility of improper risk ratings. The unallocated allowance considers the lagging impact of historical charge-off ratios in periods where future loan charge-offs are expected to increase, trends in delinquencies and nonaccrual loans, the changing portfolio mix in terms of collateral, average loan balance, loan growth, the degree of seasoning in the various loan portfolios, and loans recently acquired through acquisitions.

The underlying credit quality of the Corporation's residential real estate and consumer loan portfolios is

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PROVISION AND ALLOWANCE
FOR LOAN LOSSES (CONTINUED)

dependent primarily on each borrower's ability to continue to make required loan payments and, in the event a borrower is unable to continue to do so, the value of the collateral, if any, securing the loan. A borrower's ability to pay typically is dependent primarily on employment and other sources of income, which in turn is impacted by general economic conditions, although other factors may also impact a borrower's ability to pay.

The provision for loan losses was $4.29 million in 2005, $3.82 million in 2004 and $2.83 million in 2003. The Corporation experienced net loan charge-offs of $4.30 million in 2005, $2.83 million in 2004 and $3.35 million in 2003. The Corporation's allowance was $34.1 million at December 31, 2005 and represented 1.26% of total loans, compared to 1.32% at December 31, 2004 and 1.34% at December 31, 2003. During 2003, the Corporation acquired an allowance of $3.03 million in the Caledonia acquisition.

The Corporation's provision for loan losses was approximately $0.5 million higher in 2005 than in 2004. This increase was partially attributable to the increased size of the loan portfolio, as the amount of risk of the loan portfolio increased with the increase in total loans. Additionally, the Corporation's net loan charge-offs approximately doubled in the fourth quarter of 2005, compared to the prior three quarters of 2005, and nonaccrual loans increased from both September 30, 2005 and December 31, 2004 levels. The Corporation's net loan charge-offs were $2.5 million during the first nine months of 2005 (an average of $0.84 million per quarter), compared to $1.8 million in the fourth quarter of 2005. The Corporation's nonaccrual loans increased slightly during the second and third quarters of 2005, as compared to

December 31, 2004, although these loans increased $4.6 million, or 47%, during the fourth quarter of 2005 from $9.9 million at September 30, 2005 to $14.6 million at December 31, 2005. The increase in nonaccrual loans during the fourth quarter of 2005 was attributable to two commercial type loans totalling $5.3 million moving from the past due 90 days and greater category to nonaccrual loan status. An impairment reserve of $0.6 million existed on one of these loans at December 31, 2005. Loans 90 days or more past due were $5.1 million as of December 31, 2005, compared to $10.4 million as of September 30, 2005 and $1.7 million as of December 31, 2004.

While the Corporation uses relevant information to recognize losses on loans, additional provisions for related losses may be necessary based on changes in economic conditions, customer circumstances and other credit risk factors.

The allocation of the allowance in Table 6 is based upon ranges of estimates and is not intended to imply either limitations on the usage of the allowance or exactness of the specific amounts. The entire allowance is available to absorb future loan losses without regard to the categories in which the loan losses are classified. The allocation of the allowance is based on a combination of factors, including historical loss factors, credit-risk grading, past-due experiences, and the trends in these, as well as other factors, as discussed above.

The changes in the allocation of the allowance for loan losses during 2005 were based on the results of the process previously described. The increase in the allowance allocation in real estate construction loans during 2005 was primarily attributable to a $37.5 million, or 31.0% increase in this type of loan.

TABLE 6. ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

					December 31					
	2005		2004		2003		2002		2001	
					(Dollars in thousands)					
Loan Type	Allowance Amount	Percent of Loans in Each Category to Total Loans	Allowance Amount	Percent of Loans in Each Category to Total Loans	Allowance Amount	Percent of Loans in Each Category to Total Loans	Allowance Amount	Percent of Loans in Each Category to Total Loans	Allowance Amount	Percent of Loans in Each Category to Total Loans
Commercial	$ 9,011	19.1%	$ 8,752	18.1%	$ 8,814	16.4%	$ 9,065	15.8%	$ 9,562	15.2%
Real estate commercial	11,613	26.0	11,914	27.0	9,997	25.3	6,167	23.2	5,817	19.9
Real estate construction	1,816	5.8	1,382	4.7	1,874	5.6	1,097	5.2	1,031	6.3
Real estate residential	3,576	29.1	4,023	29.4	4,006	30.9	3,563	31.2	4,026	35.2
Consumer	6,744	20.0	6,659	20.8	7,799	21.8	7,930	24.6	6,827	23.4
Unallocated	1,388		1,436		689		2,850		3,731	
Total	$34,148	100%	$34,166	100%	$33,179	100%	$30,672	100%	$30,994	100%

NONINTEREST INCOME

Noninterest income totaled $39.2 million in 2005, $39.3 million in 2004 and $39.1 million in 2003. Noninterest income declined $0.1 million, or 0.3%, in 2005 and increased $0.2 million, or 0.6%, in 2004 compared to the prior year. Noninterest income as a percentage of net revenue (net interest income plus noninterest income) was 21.7% in 2005, compared to 21.0% in 2004 and 21.9% in 2003.

The following schedule includes the major components of noninterest income during the past three years.

TABLE 7. NONINTEREST INCOME

| | Years Ended December 31 | | |
| | 2005 | 2004 | 2003 |
	(In thousands)		
Service charges on deposit accounts	$20,371	$19,301	$16,935
Trust and investment services revenue	7,909	7,396	6,794
Other fees for customer services	2,363	2,121	2,319
ATM and network user fees	2,726	2,541	1,911
Investment fees	1,877	598	605
Insurance commissions	917	1,335	1,770
Mortgage banking revenue	1,663	3,328	6,954
Investment securities net gains	541	1,367	1,296
Other	853	1,342	510
Total Noninterest Income	$39,220	$39,329	$39,094

Investment fees of $1.88 million in 2005 were up $1.28 million, or 214%, compared to investment fees of $0.60 million in 2004. This increase was primarily attributable to a change in the operation of the Corporation's "CFC Investment Center" program on January 1, 2005. Prior to January 1, 2005, the sales of mutual fund and annuity investment products and life insurance products were accomplished through a third-party vendor relationship, an independent, registered broker/dealer. The Corporation incurred minimal operating expenses with this program through December 31, 2004, as the individuals responsible for the sales of mutual fund and annuity investment products were employees of the third-party vendor. Effective January 1, 2005, the Corporation brought the program in-house and the employees of the third-party vendor associated with the "CFC Investment Center" program became employees of the Corporation. The Corporation continued to utilize the same third-party vendor to facilitate the operation of the "CFC Investment Center" program in 2005 as in 2004. Accordingly, the investment fees earned increased as of January 1, 2005, although operating expenses of the program also increased as of this date. Operating expenses of $1.2 million were incurred in 2005 in conjunction with the generation of investment fees and are included in operating expenses in the consolidated statement of income. On a comparable basis, net revenues (investment fees earned less related operating expenses) included in the consolidated statements of income of the "CFC Investment Center" program were approximately $0.69 million and $0.60 million during 2005 and 2004, respectively.

Noninterest income, excluding investment fees, was $37.3 million in 2005, $1.4 million or 3.6% less than in 2004. This decrease was primarily attributable to lower mortgage banking revenue and investment securities net gains that were partially offset by increases in service charges on deposit accounts and trust and investment services (trust services) revenue. In addition, 2004 noninterest income included $0.6 million in gains from the sale of deposits of a branch office in Lansing, Michigan and the sale of the insurance agency book of business, which are included in the "other" category in Table 7.

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NONINTEREST INCOME (CONTINUED)

The Corporation recognized net gains on investment securities of $0.54 million during 2005, net gains of $1.37 million in 2004 and net gains of $1.30 million in 2003. Investment securities gains realized in 2005 were partially offset by investment securities losses realized during the fourth quarter of 2005. Historically, the Corporation has not sold investment securities at a loss. During the fourth quarter of 2005, the Corporation sold $36 million of U.S. government agency investment securities to take advantage of the relative favorable yield spread between the mortgage-backed securities market and the U.S. government agency market and adjust the investment securities portfolio allocation. In addition, this transaction reduced the reinvestment risk associated with the level of investment securities maturing in 2006 and 2007. The investment securities sold had an average yield of 2.48% and the Corporation realized a $0.63 million investment securities loss. The proceeds from the sale were reinvested in mortgage-backed securities with an average life of 4.4 years and an average yield of 5.3%.

Service charges on deposit accounts were $20.4 million in 2005, $19.3 million in 2004, and $16.9 million in 2003. The increases of $1.1 million, or 5.5% in 2005 and $2.4 million, or 14.0% in 2004 were primarily attributable to an increase in fees assessed in 2005 and a higher level of customer activity in areas where fees and service charges are applicable in 2004.

Trust services revenue was $7.9 million in 2005, $7.4 million in 2004 and $6.8 million in 2003. Trust services revenue increased $0.5 million, or 6.9% in 2005. Trust services revenue increased $0.6 million, or 8.9%, in 2004. The increases in both 2005 and 2004 were due primarily to increases in discretionary assets coupled with investment returns in the equity markets.

Mortgage banking revenue (MBR) was $1.66 million in 2005, $3.33 million in 2004 and $6.95 million in 2003. Residential real estate loan activity, both refinancing and new loan originations, declined for the second year in a row as a result of higher market interest rates and slower economic conditions. The Corporation generally sells the majority of its long-term fixed interest rate residential real estate loan originations in the secondary market as a part of its interest rate risk management strategy. During 2005, the Corporation sold $111 million of residential real estate loans in the secondary market, compared to $153 million in 2004. During 2005, generally all fifteen-year term mortgages were sold in the secondary market. The reduction in residential real estate loans sold in the secondary market was partially attributable to the Corporation's success in marketing balloon and adjustable interest rate type loans during 2005, which are kept in the Corporation's loan

portfolio. Consequently, MBR of $1.66 million in 2005 was $1.67 million or 50% less than MBR earned in 2004.

Noninterest income from all other sources, which includes other fees for customer services, ATM and network user fees, insurance commissions and other, totaled $6.86 million in 2005, $7.34 million in 2004 and $6.51 million in 2003. Noninterest income from all other sources in 2005 declined $0.48 million, as compared to the prior year. The decrease in 2005 was primarily attributable to a decrease in insurance commissions. The decrease in insurance commissions was primarily attributable to lower title insurance commissions which occurred as a direct result of lower residential real estate loan activity. The increase in 2004 compared to 2003 was largely due to one-time realized gains of $0.6 million in 2004 as a result of the sale of a branch office in Lansing, Michigan and the sale of the insurance agency book of business.

OPERATING EXPENSES

Total operating expenses were $98.5 million in 2005 and 2004, and $91.9 million in 2003.

The following schedule includes the major categories of operating expenses during the past three years.

TABLE 8. OPERATING EXPENSES

	Years Ended December 31		
	2005	2004	2003
	(Dollars in thousands)		
Salaries and wages	**$44,304**	$44,763	$43,944
Employee benefits	**12,462**	12,734	10,502
Occupancy	**9,421**	9,165	7,921
Equipment	**8,867**	8,955	8,045
Postage and courier	**2,559**	3,123	2,948
Supplies	**1,145**	1,082	1,293
Professional fees	**3,736**	2,841	2,587
Outside processing/service fees	**1,347**	1,000	785
Michigan single business tax	**2,012**	1,645	1,841
Advertising and marketing	**1,720**	1,659	1,358
Intangible asset amortization	**2,152**	2,273	1,883
Telephone	**1,696**	1,797	1,807
Other	**7,042**	7,432	7,009
Total Operating Expenses	**$98,463**	$98,469	$91,923
Full-time equivalent staff (at December 31)	**1,376**	1,366	1,447
Efficiency ratio	**54.2%**	52.6%	50.9%

Operating expenses were $98.5 million in 2005, virtually unchanged from operating expenses in 2004. Operating expenses in 2005 remained stable as increases in occupancy, supplies, professional fees, outside processing/service fees,

Michigan single business tax, and advertising and marketing costs were offset by decreases in salaries and wages, employee benefits, equipment, postage and courier, intangible asset amortization, telephone and other expenses. The 2004 increase in operating expenses was primarily attributable to the Caledonia acquisition. The acquisition was completed on December 1, 2003, and therefore, operating expenses in 2003 included only one month of operating expenses of Caledonia, compared to a full year in 2004. The Corporation estimated that approximately $4 million, or 62% of the increase in operating expenses in 2004, was attributable to operating expenses of Caledonia. Excluding the estimated expenses of Caledonia, operating expenses were up approximately $2.5 million, or 2.8% in 2004 over 2003.

Total operating expenses as a percentage of total average assets were 2.60% in 2005, compared to 2.55% in 2004 and 2.57% in 2003.

Salaries, wages and employee benefits remain the largest component of operating expenses. These expenses totaled $56.8 million in 2005, $57.5 million in 2004 and $54.4 million in 2003. Salaries and wages declined by $0.5 million, or 1.0% in 2005 even though the Corporation's number of employees, on a full-time equivalent basis, increased by 10 employees or 0.7% during 2005. Incentive compensation expense, included in this component of operating expenses, was $1.3 million lower in 2005 than in 2004. Conversely, compensation costs of the Corporation's "CFC Investment Center" program recorded in salaries and wages totaled $0.9 million in 2005, compared to no similar costs in 2004. Prior to January 1, 2005, the "CFC Investment Center" program was outsourced through a third-party vendor, an independent, registered broker/dealer, which provided the Corporation with investment fees, without any corresponding operating costs. The Corporation incurred $1.2 million in total operating costs in 2005 related to the "CFC Investment Center" program and the change in this program accounts for the increase in the Corporation's employees during 2005. Personnel expenses as a percentage of total operating expenses were 57.7% in 2005, 58.4% in 2004 and 59.2% in 2003.

In anticipation of the adoption of the modified prospective method of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" (SFAS 123(R)), the board of directors of the Corporation in December 2005 accelerated the vesting of certain unvested "out-of-the-money" nonqualified stock options previously awarded to employees, including executive officers, under the Corporation's stock incentive compensation plan. As a result of this action, stock options that otherwise would have

vested in years 2006-2009 became fully vested on December 31, 2005. Options to purchase 167,527 shares of the Corporation's common stock or 90% of outstanding unvested options were accelerated. The weighted average exercise price of the options subject to acceleration was $39.23. The purpose of the acceleration was to enable the Corporation to avoid recognizing compensation expense associated with these options in future periods in its consolidated statements of income upon adoption of SFAS 123(R) in January 2006. The Corporation also believes that, because the options that were accelerated had exercise prices in excess of the then-current market value of the Corporation's common stock, the options had limited economic value and were not fully achieving their original objective of incentive compensation and employee retention. The acceleration of the vesting of these options reduces non-cash compensation expense in years 2006, 2007, 2008 and 2009, in the amounts of $0.61 million, $0.37 million, $0.22 million and $0.09 million, respectively, following the adoption of SFAS 123(R). In addition, the board of directors granted options to purchase 177,450 shares in December 2005 that became immediately vested. Based on an estimated value calculation using the Black-Scholes methodology, these options had a grant date fair value of $1.66 million. As the 177,450 options granted in December 2005 were vested as of December 31, 2005, the Corporation will not recognize future non-cash compensation expense in conjunction with these options. The Corporation will recognize total non-cash compensation expense in 2006 and 2007, combined, on 17,640 of remaining unvested options outstanding at December 31 2005 in accordance with the compensation provisions of SFAS 123(R), of less than $0.1 million.

Occupancy expense increased $0.3 million, or 2.8% in 2005, due to slight increases in several expense categories. Occupancy expense increased $1.2 million, or 15.7%, in 2004. The increase in occupancy expense in 2004 was largely attributable to the Caledonia acquisition and a full year of operating expenses on an office building purchased in 2003.

Equipment expense declined $0.1 million or 1.0% in 2005, due to lower depreciation and software expenses. Depreciation expense on equipment was $3.8 million, $4.0 million and $3.5 million in 2005, 2004 and 2003, respectively.

Other categories of operating expenses include a wide array of expenses, including postage and courier, supplies, professional fees, outside processing/service fees, Michigan single business tax, advertising and marketing expenses, intangible asset amortization, telephone costs, and

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OPERATING EXPENSES (CONTINUED)

miscellaneous other expenses. In total, these other operating expenses were $23.4 million in 2005, $22.9 million in 2004 and $21.5 million in 2003. Professional fees were $0.9 million higher in 2005 than 2004 mainly as a result of increases in internal and external audit fees and consulting fees related to the analysis of the branch delivery system. These increases were partially offset by lower postage and courier expense of $0.6 million. The postage expense reduction of $0.6 million in 2005, as compared to 2004, was mainly attributable to the Corporation offering customers check safe-keeping services on certain checking accounts whereby cancelled checks are no longer returned with customers' monthly statements. A portion of the decrease in postage expense was also attributable to the Corporation's ability to process image-type customer transaction account statements.

The Corporation's 2005 efficiency ratio, which measures total operating expenses divided by the sum of net interest income (fully taxable equivalent) and noninterest income was 54.2%, compared to 52.6% in 2004 and 50.9% in 2003. The slight increase in 2005 was attributable to lower net interest income, as both operating expenses and noninterest income were relatively unchanged in 2005 compared to 2004.

INCOME TAXES

The Corporation's effective federal income tax rate was 32.5% in 2005, 33.1% in 2004 and 33.8% in 2003. In 2005 and 2004, the Corporation's provision for federal income taxes was reduced as a result of the reassessment of required tax accruals and accounted for approximately one-half of the decrease in the effective federal income tax rate between 2005 and 2004, and also between 2004 and 2003. The fluctuations in the Corporation's effective federal income tax rate also reflect changes each year in the proportion of interest income exempt from federal taxation, nondeductible interest expense and other nondeductible expenses relative to pretax income and tax credits.

Tax-exempt income (FTE), net of related nondeductible interest expense, totaled $4.9 million for 2005, $4.6 million for 2004 and $4.8 million for 2003. Tax-exempt income (FTE) as a percentage of total interest income (FTE) was 2.4% in 2005, 2.4% in 2004 and 2.6% in 2003.

Income before income taxes (FTE) was $79.9 million in 2005, $86.2 million in 2004 and $85.8 million in 2003.

LIQUIDITY RISK

The Corporation manages its liquidity to ensure that it has the ability to meet the cash withdrawal needs of its depositors, provide funds for borrowers and at the same time ensure that the Corporation's own cash requirements are met. The Corporation accomplishes these goals through the management of liquidity at two levels — the parent company and its bank subsidiary.

During the three-year period ended December 31, 2005, the parent company's primary source of funds was subsidiary dividends. The parent company manages its liquidity position to provide the cash necessary to pay dividends to shareholders, invest in new subsidiaries, enter new banking markets, pursue investment opportunities and satisfy other operating requirements.

Federal and state banking laws place certain restrictions on the amount of dividends that a bank may pay to its parent company. Such restrictions have not had, and are not expected to have, any material effect on the Corporation's ability to meet its cash obligations or impede its ability to manage its liquidity needs. As of December 31, 2005, the Corporation's sole bank subsidiary, Chemical Bank, could pay dividends totaling $45.8 million to the parent company without obtaining prior regulatory approval. In addition to these funds, the parent company had $17.9 million in cash and cash equivalents at December 31, 2005.

Chemical Bank manages liquidity to ensure adequate funds are available to meet the cash flow needs of depositors and borrowers. Chemical Bank's most readily available sources of liquidity are federal funds sold, interest-bearing deposits with unaffiliated banks, investment securities classified as available for sale and investment securities classified as held to maturity maturing within one year. These sources of liquidity are supplemented by new deposits and by loan payments received from customers.

The Corporation's investment securities portfolio historically has been short-term in nature. The average life of the investment securities portfolio, which expresses the average number of years that each principal dollar will be outstanding, was 3.5 years as of December 31, 2005, compared to 2.8 years as of December 31, 2004. At December 31, 2005, $172.2 million, or 23.8% of the Corporation's investment securities portfolio will mature during 2006, and another $177.1 million or 24.5% of the investment securities portfolio will mature during 2007. The combination of the 2006 and 2007 scheduled maturities results in 48.3% of the Corporation's investment securities portfolio maturing within two years, as of December 31, 2005. Information about the Corporation's investment securities portfolio is summarized in Tables 9, 10 and 11.

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TABLE 9. MATURITIES AND YIELDS* OF INVESTMENT SECURITIES AT DECEMBER 31, 2005

	Maturity**										
	Within One Year		After One but Within Five Years		After Five but Within Ten Years		After Ten Years		Total Carrying Value		Total Market Value
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	
	(Dollars in thousands)										
Available for Sale:											
U.S. Treasury and agencies	**$51,815**	**3.26%**	**$210,029**	**3.71%**	**$ 1,991**	**5.56%**	**$ —**	**—%**	**$263,835**	**3.74%**	**$263,835**
States and political subdivisions	**689**	**5.47**	**2,500**	**5.00**	**5,280**	**5.44**	**901**	**3.95**	**9,370**	**5.13**	**9,370**
Mortgage-backed securities	**63,831**	**4.29**	**159,922**	**4.19**	**33,627**	**4.76**	**40,431**	**5.17**	**297,811**	**4.80**	**297,811**
Collateralized mortgage obligations	**326**	**5.88**	**463**	**6.44**	**204**	**6.37**	**86**	**6.15**	**1,079**	**6.31**	**1,079**
Corporate bonds	**11,187**	**2.84**	**10,357**	**3.81**	**—**	**—**	**—**	**—**	**21,544**	**3.58**	**21,544**
Equity securities	**—**	**—**	**—**	**—**	**—**	**—**	**852**	**7.44**	**852**	**7.44**	**852**
Total Investment Securities Available for Sale	**127,848**	**3.74**	**383,271**	**3.96**	**41,102**	**4.90**	**42,270**	**5.16**	**594,491**	**4.55**	**594,491**
Held to Maturity:											
U.S. Treasury and agencies	**39,398**	**3.20**	**39,929**	**3.39**	**—**	**—**	**—**	**—**	**79,327**	**3.37**	**78,139**
States and political subdivisions	**4,814**	**6.53**	**15,157**	**6.34**	**15,482**	**6.30**	**11,985**	**6.45**	**47,438**	**6.38**	**47,808**
Mortgage-backed securities	**139**	**8.14**	**318**	**8.12**	**240**	**7.44**	**344**	**6.55**	**1,041**	**6.92**	**1,097**
Total Investment Securities Held to Maturity	**44,351**	**3.75**	**55,404**	**4.42**	**15,722**	**6.31**	**12,329**	**6.45**	**127,806**	**5.72**	**127,044**
Total Investment Securities	**$172,199**	**3.75%**	**$438,675**	**4.01%**	**$56,824**	**5.31%**	**$54,599**	**5.38%**	**$722,297**	**4.75%**	**$721,535**

* Yields are weighted by amount and time to contractual maturity, are on a taxable equivalent basis using a 35% federal income tax rate and are based on amortized cost.

** Based on final contractual maturity, except mortgage-backed securities and collateralized mortgage obligations are based on scheduled principal maturities and projected principal prepayments based on historical experience. Equity securities have no stated maturity.

TABLE 10. SUMMARY OF INVESTMENT SECURITIES

	December 31		
	2005	2004	2003
	(In thousands)		
Available for Sale:			
U.S. Treasury and agencies	**$263,835**	$349,019	$474,279
States and political subdivisions	**9,370**	13,533	19,022
Mortgage-backed securities	**297,811**	282,437	126,766
Collateralized mortgage obligations	**1,079**	1,459	1,995
Corporate bonds	**21,544**	48,746	82,865
Equity securities	**852**	1,577	4,734
Total Available for Sale	**594,491**	696,771	709,661
Held to Maturity:			
U.S. Treasury and agencies	**79,327**	141,622	153,585
States and political subdivisions	**47,438**	31,221	34,233
Mortgage-backed securities	**1,041**	1,419	2,619
Other debt securities	**—**	2,255	2,926
Total Held to Maturity	**127,806**	176,517	193,363
Total Investment Securities	**$722,297**	$873,288	$903,024

TABLE 11. MATURITY ANALYSIS OF INVESTMENT SECURITIES (as a % of total portfolio)

	December 31		
	2005	2004	2003
Maturity:			
Under 1 year	**23.8%**	28.6%	30.1%
1-5 years	**60.7**	46.8	63.0
5-10 years	**7.9**	14.8	4.0
Over 10 years	**7.6**	9.8	2.9
Total	**100%**	100%	100%

TABLE 12. MATURITY DISTRIBUTION OF TIME DEPOSITS OF $100,000 OR MORE

	December 31					
	2005		2004		2003	
	Amount	**Percent**	Amount	Percent	Amount	Percent
	(Dollars in thousands)					
Maturity:						
Within 3 months	**$141,242**	**46%**	$ 99,896	46%	$ 59,292	35%
After 3 but within 6 months	**65,326**	**21**	26,010	12	22,233	13
After 6 but within 12 months	**52,388**	**17**	33,656	15	31,070	18
After 12 months	**50,741**	**16**	58,670	27	57,112	34
Total	**$309,697**	**100%**	$218,232	100%	$169,707	100%

LIQUIDITY RISK (CONTINUED)

Table 12 presents the maturity distribution of time deposits of $100,000 or more at the end of each of the last three years. Time deposits of $100,000 or more and the percentage of these deposits to total deposits have increased during the past two years. These deposits increased $91.5 million during 2005 to $309.7 million at December 31, 2005 and increased $48.5 million during 2004 to $218.2 million at December 31, 2004, due primarily to increases in short-term interest rates during 2004, and throughout 2005. During 2003, the modest interest rate spread between money market accounts and short-term time deposits prompted many large balance customers to maintain their funds in accounts with no defined maturities. Time deposits of $100,000 or more represented 11.0%, 7.6% and 5.7% of total deposits at December 31, 2005, 2004 and 2003, respectively.

BORROWED FUNDS

Borrowed funds include short-term borrowings and FHLB advances – long-term. Short-term borrowings are comprised of securities sold under agreements to repurchase, reverse repurchase agreements and short-term FHLB advances that have original maturities of one year or less. Securities sold under agreements to repurchase are amounts advanced by customers that are secured by investment securities owned by the Corporation's subsidiary bank, as they are not covered by FDIC insurance. Reverse repurchase agreements are a means of raising funds in the capital markets by providing specific securities as collateral. During 2005, the Corporation entered into a $10 million reverse repurchase agreement with another financial institution by selling

$11 million in U.S. treasury notes under an agreement to repurchase these notes. Short-term FHLB advances are borrowings from the FHLB. Short-term borrowings are highly interest rate sensitive. Total short-term borrowings were $203.6 million at December 31, 2005, compared to $101.8 million at December 31, 2004 and $91.5 million at December 31, 2003. Additional disclosures are included in Note J to the consolidated financial statements.

FHLB advances are borrowings from the FHLB used to fund loans and a portion of the investment securities portfolio. FHLB advances, both short-term and long-term combined, are secured under a blanket security agreement by residential real estate, first lien loans with an aggregate book value equal to at least 145% of the advances. FHLB advances – long-term are borrowings from the FHLB with original maturities greater than one year and were $196.8 million at December 31, 2005, compared to $285.0 million at December 31, 2004. A summary of FHLB advances – long-term outstanding at December 31, 2005 and 2004 is included in Note K to the consolidated financial statements.

During January 2004, the Corporation borrowed $150 million from the FHLB in fixed interest rate advances with maturities ranging from November 2004 through May 2006. The weighted average life of the $150 million borrowing was 1.6 years and the weighted average interest cost was 1.85%. The Corporation invested the proceeds from the $150 million FHLB borrowing transaction equally in five-and seven-year balloon type mortgage-backed securities that had a projected average yield of 3.40%, a projected weighted average life of 3.03 years, and a projected duration of 2.75 years, at the date of the transaction.

TABLE 13. FINANCIAL OBLIGATIONS

	December 31, 2005 Minimum Payments Due by Period				
	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
			(In thousands)		
Deposits with no stated maturity	$1,834,200	$ —	$ —	$ —	$1,834,200
Time deposits	654,268	305,845	24,274	1,293	985,680
Short-term borrowings	203,598	—	—	—	203,598
Federal Home Loan Bank advances — long-term	83,693	70,047	40,025	3,000	196,765
Low income housing project	266	520	453	127	1,366
Operating leases and non-cancelable contracts	3,252	3,741	629	290	7,912
Total financial obligations	$2,779,277	$380,153	$65,381	$ 4,710	$3,229,521

TABLE 14. COMMITMENTS

	December 31, 2005 Expected Expiration Dates by Period				
	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
			(In thousands)		
Unused commitments to extend credit	$184,073	$67,907	$63,770	$52,667	$368,417
Undisbursed loans	169,222	—	—	—	169,222
Standby letters of credit	21,224	29,037	4,106	—	54,367
Total commitments	$374,519	$96,944	$67,876	$52,667	$592,006

FINANCIAL OBLIGATIONS

The Corporation has various financial obligations, including contractual obligations, that may require future cash payments. Table 13 summarizes the Corporation's obligations and estimated future payments at December 31, 2005. These payments do not include interest. Refer to Notes A, G, J, K and P to the consolidated financial statements for a further discussion of these obligations.

The Corporation also has other commitments that may impact liquidity. Table 14 summarizes the Corporation's commitments and expected expiration dates by period at December 31, 2005. Undisbursed loans represent approved loan commitments that the Corporation expects to result in a loan origination and corresponding cash requirement within three months of December 31, 2005. Historically, the majority of the remaining commitments have expired without being drawn upon. Accordingly, the total amount of these commitments does not necessarily represent future cash requirements of the Corporation.

MARKET RISK

Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments due primarily to changes in interest rates. Interest rate risk is the Corporation's primary market risk and results from timing differences in the repricing of assets and liabilities and changes in relationships between rate indices. Interest rate risk is the exposure to adverse changes in net interest income due to changes in interest rates. Consistency of the Corporation's net interest income is largely dependent upon the effective management of interest rate risk. Interest rate risk arises in the normal course of the Corporation's business due to differences in the repricing and maturity characteristics of interest rate sensitive assets and liabilities. Sensitivity of earnings to interest rate changes arises when yields on assets change differently from the interest costs on liabilities. Interest rate sensitivity is determined by the amount of interest-earning assets and interest-bearing liabilities repricing within a specific time period and the magnitude by which interest rates change on the various types of interest-earning assets and interest-bearing liabilities. The management of interest rate sensitivity includes monitoring the maturities and repricing opportunities of interest-earning assets and interest-bearing liabilities. Interest rate sensitivity management aims at achieving reasonable stability in both net interest income and the net interest margin through periods of changing interest rates. The Corporation's goal is to avoid a significant decrease in net interest income and thus an adverse impact on the profitability of the Corporation in periods of changing interest rates. It is necessary to analyze projections of net interest income based upon the repricing characteristics of the Corporation's interest-earning assets and interest-bearing

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MARKET RISK (CONTINUED)

liabilities and the varying magnitude by which interest rates may change on loans, investment securities, interest-bearing deposit accounts and borrowings. The Corporation's interest rate sensitivity is managed through policies and risk limits approved by the boards of directors of the Corporation and its subsidiary bank, and an Asset and Liability Committee (ALCO). The ALCO, which is comprised of executive management from various areas of the Corporation, including finance, lending, investments and deposit gathering, meets regularly to execute asset and liability management strategies. The ALCO establishes guidelines and monitors the sensitivity of earnings to changes in interest rates. The goal of the ALCO process is to maximize net interest income and the net present value of future cash flows within authorized risk limits.

The Corporation has not used interest rate swaps or other derivative financial instruments in the management of interest rate risk, other than best efforts forward commitments utilized to offset the interest rate risk of interest rate lock commitments provided to customers on unfunded residential mortgage loans intended to be sold in the secondary market. In the normal course of the mortgage loan selling process, the Corporation enters into a best efforts forward loan delivery commitment with an investor. The Corporation's exposure to market risk on these best efforts forward loan delivery commitments is not significant.

The primary technique utilized by the Corporation to measure its interest rate risk is simulation analysis. Simulation analysis forecasts the effects on the balance sheet structure and net interest income under a variety of scenarios that incorporate changes in interest rates, changes in the shape of the Treasury yield curve, changes in interest rate relationships, changes in asset and liability mix and loan prepayments.

These forecasts are compared against net interest income projected in a stable interest rate environment. While many assets and liabilities reprice either at maturity or in accordance with their contractual terms, several balance sheet components demonstrate characteristics that require an evaluation to more accurately reflect their repricing behavior. Key assumptions in the simulation analysis include prepayments on loans, probable calls of investment securities, changes in market conditions, loan volumes and loan pricing, deposit sensitivity, and customer preferences. These assumptions are inherently uncertain as they are subject to fluctuation and revision in a dynamic environment. As a result, the simulation analysis cannot precisely forecast the impact of rising and falling interest rates on net interest income. Actual results will differ from simulated results due to many factors such as changes in

balance sheet components, interest rate changes, changes in market conditions and management strategies.

Management performed various simulation analyses throughout 2005. The Corporation's interest rate sensitivity is estimated by first forecasting the next twelve months of net interest income under an assumed environment of constant market interest rates. The Corporation then compares various simulation analysis results to the constant interest rate forecast. As of December 31, 2005 and 2004, the Corporation projected the change in net interest income during the next twelve months assuming short-term market interest rates were to uniformly and gradually increase or decrease by up to 200 basis points over the same time period. These projections were based on the Corporation's assets and liabilities remaining static over the next twelve months, while factoring in probable calls of investment securities, and prepayments of mortgage-backed securities, residential mortgage loans and certain consumer loans. Mortgage-backed securities and mortgage loan prepayment assumptions were developed from industry averages of prepayment speeds, adjusted for the historical prepayment performance of the Corporation's own loans. The Corporation's forecasted net interest income sensitivity is monitored by the ALCO within established limits as defined in the interest rate risk policy. The Corporation's policy limits the adverse change of a 200 basis point increase or decrease in short-term interest rates over the succeeding twelve months to no more than five percent of management's most likely net interest income forecast. Throughout 2005, the forecasted interest rate risk exposure was within the Corporation's established policy limits.

Summary information about the interest rate risk measures, as described above, at December 31, 2005 and December 31, 2004 is presented below:

Year-End 2005 Twelve Month Projection

Interest Rate Change Projection (in basis points)	−200	−100	0	+100	+200
Percent change in net interest income vs. constant rates	0.5%	0.5%	—	(0.5)%	(1.1)%

Year-End 2004 Twelve Month Projection

Interest Rate Change Projection (in basis points)	−200	−100	0	+100	+200
Percent change in net interest income vs. constant rates	(2.6)%	(0.8)%	—	0.6%	0.9%

At the end of 2005, the Corporation's interest rate risk position was liability sensitive, meaning net income is expected to increase as rates fall and decrease as rates rise, other factors being unchanged.

CAPITAL

Capital provides the foundation for future growth and expansion. Total shareholders' equity was $501 million at December 31, 2005, an increase of $16.2 million, or 3.3% from total shareholders' equity at December 31, 2004. The increase in 2005 was derived primarily from earnings retention of $26.2 million. This amount was partially offset by a decrease in the market value of securities available for sale, net of taxes, of $7.3 million, and a reduction in shareholders' equity attributable to the repurchase of 126,900 shares of the Corporation's common stock totaling $3.8 million.

The ratio of shareholders' equity to total assets was 13.4% at December 31, 2005, compared to 12.9% at December 31, 2004 and 12.4% at December 31, 2003. The Corporation's tangible equity to assets ratio was 11.7%, 11.1% and 10.5% at December 31, 2005, 2004 and 2003, respectively.

Under the regulatory "risk-based" capital guidelines in effect for both banks and bank holding companies, minimum capital levels are based upon perceived risk in the Corporation's various asset categories. These guidelines assign risk weights to on- and off-balance sheet items in arriving at total risk-adjusted assets. Regulatory capital is divided by the computed total of risk-adjusted assets to arrive at the risk-based capital ratios.

The Corporation's capital ratios exceeded the minimum levels prescribed by the Federal Reserve Board at December 31, 2005, as shown in the following table.

	December 31, 2005		
	Leverage Ratio	Risk-Based Capital Ratios	
		Tier 1	Total
Chemical Financial Corporation's capital ratios	11.8%	16.5%	17.8%
Regulatory capital ratios- "well capitalized" definition	5.0	6.0	10.0
Regulatory capital ratios- minimum requirements	3.0	4.0	8.0

The Corporation's tier 1 and total regulatory capital ratios are significantly above the regulatory minimum and "well capitalized" levels due to the Corporation holding $95 million of investment securities and other assets that are assigned a 0% risk rating, $789 million of investment securities and other assets that are assigned a 20% risk rating, and $953 million of loans secured by first liens on residential real estate properties and other assets that are assigned a 50% risk rating. These three categories of assets represented 49% of the Corporation's total assets at December 31, 2005.

As of December 31, 2005, the Corporation's bank subsidiary exceeded the minimum capital ratios required of a "well-capitalized" institution, as defined by the Federal Deposit Insurance Corporation Improvement Act of 1991.

From time to time, the board of directors approves common stock repurchase programs allowing management to repurchase shares of the Corporation's common stock in the open market. In April 2005, the Corporation announced a new repurchase authorization program that allows up to 500,000 shares of the Corporation's common stock to be repurchased. This authorization rescinded all previous authorizations approved by the board of directors. Under the April 2005 program, the timing and actual number of shares subject to repurchase are at the discretion of management and are contingent on a number of factors, including the projected parent company cash flow requirements and the Corporation's share price. During 2005, 126,900 shares were repurchased under the repurchase program for an aggregate purchase price of $3.8 million. All such repurchases were made in compliance with Rule 10b-18 under the Securities Exchange Act of 1934, as amended. As of December 31, 2005, 373,100 shares of common stock remain available for repurchase under the April 2005 authorization.

OUTLOOK

The Corporation's philosophy is that it intends to be a "family" of community banks which operate under the direction of a corporate board of directors, subsidiary bank board of directors, a holding company and community bank management team, and a number of community bank advisory boards of directors. The Corporation remains committed to the communities it serves.

The Corporation strives to remain a quality sales and service organization and is dedicated to sustained profitability through the preservation of the community banking concept in an ever-changing and increasingly competitive environment.

The Corporation believes it has designed its policies regarding asset/liability management, liquidity, lending, investment strategy and expense control to provide for the safety and soundness of the organization, and future earnings growth.

OTHER MATTERS

Forward Looking Statements

This discussion and analysis of financial condition and results of operations, and other sections of this Annual Report, contain forward-looking statements. Words such as "anticipates," "believes," "estimates," "expects," "intends," "plans," "should," "will," variations of such words and similar expressions are intended to identify forward-looking statements. These statements reflect management's current beliefs as to the expected outcomes of future events and are not guarantees of future performance. These statements involve certain risks, uncertainties and assumptions that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed or forecasted in such forward-looking statements. Factors that could cause a difference include, among others: changes in the national and local economies or market conditions; changes in interest rates and banking laws and regulations; the impact of competition from traditional or new sources; and the possibility that anticipated cost savings and revenue enhancements from acquisitions, restructurings and bank consolidations may not be fully realized at all or within the expected time frames. These and other factors that may emerge could cause decisions and actual results to differ materially from current expectations. Chemical undertakes no obligation to revise, update, or clarify forward-looking statements to reflect events or conditions after the date of this release.

Important Notice Regarding Delivery of Shareholder Documents

As permitted by SEC rules, only one copy of Chemical's Proxy Statement and the 2005 Annual Report to Shareholders is being delivered to multiple shareholders sharing the same address unless Chemical has received contrary instructions from one or more of the shareholders who share the same address. Chemical will deliver on a one-time basis, promptly upon written or verbal request from a shareholder at a shared address, a separate copy of Chemical's Proxy Statement and the 2005 Annual Report to Shareholders. Requests should be made to Chemical Financial Corporation, Attn: Lori A. Gwizdala, Chief Financial Officer, 333 E. Main Street, Midland, Michigan 48640, telephone (989) 839-5350. Shareholders sharing an address who are currently receiving multiple copies of the Proxy Statement and Annual Report to Shareholders may instruct Chemical to deliver a single copy of such documents on an ongoing basis. Such instructions must be in writing, must be signed by each shareholder who is currently receiving a separate copy of the documents, must be addressed to Chemical Financial Corporation, Attn: Lori A. Gwizdala, Chief Financial Officer, 333 E. Main Street, Midland, Michigan 48640, telephone (989) 839-5350, and will continue in effect unless and until Chemical receives contrary instructions as provided below. **Any shareholder sharing an address may request to receive and instruct Chemical to send separate copies of the Proxy Statement and Annual Report to Shareholders on an ongoing basis by written or verbal request to Chemical Financial Corporation, Attn: Lori A. Gwizdala, Chief Financial Officer, 333 E. Main Street, Midland, Michigan 48640, telephone (989) 839-5350.** Chemical will begin sending separate copies of such documents within 30 days of receipt of such instructions.

MANAGEMENT REPORT

Management of the Corporation is responsible for the preparation, integrity, and fair presentation of the consolidated financial statements and related information included in this annual report. The consolidated financial statements and notes included in this annual report have been prepared in conformity with United States generally accepted accounting principles and necessarily include some amounts that are based on management's best estimates and judgments.

In meeting its responsibility for the reliability of the consolidated financial statements, management develops and maintains effective internal controls, including those over financial reporting, as defined in the Securities and Exchange Act of 1934, as amended. The Corporation's internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Corporation; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles, and that receipts and expenditures of the Corporation are being made only in accordance with authorizations of management and directors of the Corporation; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation's assets that could have a material effect on the consolidated financial statements.

Management assessed the Corporation's internal control over financial reporting as it relates to its consolidated financial statements presented in conformity with U.S. generally accepted accounting principles as of December 31, 2005. The assessment was based on criteria for effective internal control over financial reporting described in "Internal Control — Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management determined that internal control over financial reporting is effective as it relates to the Corporation's consolidated financial statements presented in conformity with U.S. generally accepted accounting principles as of December 31, 2005.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The consolidated financial statements as of December 31, 2005 have been audited by Ernst & Young LLP, an independent registered public accounting firm. The audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), which require the independent public accountants to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements and whether effective internal control over financial reporting is maintained in all material respects. In addition, management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 has been audited by Ernst & Young LLP, as stated in their report which is included herein.





David B. Ramaker
President and Chief
Executive Officer

Lori A. Gwizdala
Executive Vice President,
and Chief Financial Officer

February 24, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Chemical Financial Corporation

We have audited the accompanying consolidated statements of financial position of Chemical Financial Corporation and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chemical Financial Corporation and subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Chemical Financial Corporation's internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2006 expressed an unqualified opinion thereon.

Ernst & Young LLP

Detroit, Michigan
February 24, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Chemical Financial Corporation

We have audited management's assessment, included in the accompanying Management Report, that Chemical Financial Corporation maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Chemical Financial Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Chemical Financial Corporation maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Chemical Financial Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial position of Chemical Financial Corporation and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2005 of Chemical Financial Corporation and our report dated February 24, 2006, expressed an unqualified opinion thereon.



Ernst + Young LLP

Detroit, Michigan
February 24, 2006

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	December 31	
	2005	2004
	(In thousands, except share data)	
ASSETS		
Cash due from banks	**$ 145,575**	$ 106,565
Federal funds sold	**6,600**	34,500
Interest-bearing deposits with unaffiliated banks	**5,321**	5,869
Investment securities:		
Available for sale (at estimated market value)	**594,491**	696,771
Held to maturity (estimated market value — $127,044 at December 31, 2005 and $177,587 at December 31, 2004)	**127,806**	176,517
Total investment securities	**722,297**	873,288
Other securities	**21,051**	19,986
Loans	**2,710,214**	2,585,585
Allowance for loan losses	**(34,148)**	(34,166)
Net loans	**2,676,066**	2,551,419
Premises and equipment	**45,058**	47,577
Intangible assets	**71,496**	74,421
Interest receivable and other assets	**55,852**	50,500
TOTAL ASSETS	**$3,749,316**	$3,764,125
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits:		
Noninterest-bearing	**$ 542,014**	$ 555,287
Interest-bearing	**2,277,866**	2,308,186
Total deposits	**2,819,880**	2,863,473
Interest payable and other liabilities	**28,008**	28,986
Short-term borrowings	**203,598**	101,834
Federal Home Loan Bank advances — long-term	**196,765**	284,996
Total liabilities	**3,248,251**	3,279,289
Shareholders' equity:		
Common stock, $1 par value		
Authorized — 30,000,000 shares		
Issued and outstanding — 25,079,403 shares at December 31, 2005 and 25,168,548, shares at December 31, 2004	**25,079**	25,169
Surplus	**376,046**	378,694
Retained earnings	**106,507**	80,266
Accumulated other comprehensive (loss) income	**(6,567)**	707
Total shareholders' equity	**501,065**	484,836
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$3,749,316**	$3,764,125

See notes to consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31		
	2005	2004	2003
	(In thousands, except per share data)		
INTEREST INCOME			
Interest and fees on loans	**$164,830**	$152,534	$144,835
Interest on investment/other securities:			
Taxable	**29,216**	33,124	36,700
Tax-exempt	**2,153**	2,104	2,518
Total interest on securities	**31,369**	35,228	39,218
Interest on federal funds sold	**2,121**	1,077	749
Interest on deposits with unaffiliated banks	**984**	411	235
TOTAL INTEREST INCOME	**199,304**	189,250	185,037
INTEREST EXPENSE			
Interest on deposits	**44,632**	30,741	36,345
Interest on short-term borrowings	**3,021**	697	539
Interest on Federal Home Loan Bank advances — long-term	**9,800**	10,178	8,381
TOTAL INTEREST EXPENSE	**57,453**	41,616	45,265
NET INTEREST INCOME	**141,851**	147,634	139,772
Provision for loan losses	**4,285**	3,819	2,834
NET INTEREST INCOME after provision for loan losses	**137,566**	143,815	136,938
NONINTEREST INCOME			
Service charges on deposit accounts	**20,371**	19,301	16,935
Trust and investment services revenue	**7,909**	7,396	6,794
Other charges and fees for customer services	**7,883**	6,595	6,605
Mortgage banking revenue	**1,663**	3,328	6,954
Net gains on sales of investment securities	**541**	1,367	1,296
Other	**853**	1,342	510
TOTAL NONINTEREST INCOME	**39,220**	39,329	39,094
OPERATING EXPENSES			
Salaries, wages and employee benefits	**56,766**	57,497	54,446
Occupancy	**9,421**	9,165	7,921
Equipment	**8,867**	8,955	8,045
Other	**23,409**	22,852	21,511
TOTAL OPERATING EXPENSES	**98,463**	98,469	91,923
INCOME BEFORE INCOME TAXES	**78,323**	84,675	84,109
Provision for federal income taxes	**25,445**	27,993	28,393
NET INCOME	**$ 52,878**	$ 56,682	$ 55,716
NET INCOME PER SHARE			
Basic	**$ 2.10**	$ 2.26	$ 2.24
Diluted	**2.10**	2.25	2.23
CASH DIVIDENDS PER SHARE	**1.06**	1.01	0.95

See notes to consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Years Ended December 31, 2005, 2004 and 2003

(In thousands, except per share data)	Common Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
BALANCES AT JANUARY 1, 2003	$23,684	$325,149	$ 62,721	$18,785	$430,339
Comprehensive income:					
Net income for 2003			55,716		
Net unrealized losses on securities available for sale, net of tax benefit of $3,884				(7,215)	
Reclassification adjustment for realized net gains included in net income, net of tax expense of $454				(842)	
Comprehensive income					47,659
Cash dividends paid of $0.95 per share			(23,691)		(23,691)
Shares issued — stock options	162	4,909			5,071
Shares issued — directors' stock purchase plan	7	175			182
Repurchase of shares	(52)	(1,459)			(1,511)
BALANCES AT DECEMBER 31, 2003	23,801	328,774	94,746	10,728	458,049
Stock dividend — 5%; declared December 2004, paid January 2005	1,199	44,584	(45,783)		
Comprehensive income:					
Net income for 2004			56,682		
Net unrealized losses on securities available for sale, net of tax benefit of $4,918				(9,132)	
Reclassification adjustment for realized net gains included in net income, net of tax expense of $478				(889)	
Comprehensive income					46,661
Cash dividends paid of $1.01 per share			(25,379)		(25,379)
Shares issued — stock options	162	5,124			5,286
Shares issued — directors' stock purchase plan	7	212			219
BALANCES AT DECEMBER 31, 2004	25,169	378,694	80,266	707	484,836
Comprehensive income:					
Net income for 2005			52,878		
Net unrealized losses on securities available for sale, net of tax benefit of $3,728				(6,922)	
Reclassification adjustment for realized net gains included in net income, net of tax expense of $189				(352)	
Comprehensive income					45,604
Cash dividends paid of $1.06 per share			(26,637)		(26,637)
Shares issued — stock options	31	847			878
Shares issued — directors' stock purchase plan	6	225			231
Repurchase of shares	(127)	(3,720)			(3,847)
BALANCES AT DECEMBER 31, 2005	$25,079	$376,046	$106,507	$ (6,567)	$501,065

See notes to consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31		
	2005	2004	2003
	(In thousands)		
OPERATING ACTIVITIES			
Net income	$ 52,878	$ 56,682	$ 55,716
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	4,285	3,819	2,834
Gains on sales of loans	(1,048)	(2,125)	(6,426)
Proceeds from sales of loans	110,430	158,453	413,212
Loans originated for sale	(110,856)	(153,458)	(380,325)
Net gains on sales of investment securities	(541)	(1,367)	(1,296)
Net loss on sales of other real estate and repossessed assets	396	363	112
Gain on sale of branch office and insurance book of business	—	(553)	—
Depreciation of fixed assets	6,041	6,215	5,461
Amortization of intangible assets	3,273	3,810	3,779
Net amortization of investment securities	4,161	9,449	12,225
Mortgage servicing rights impairment recovery	—	(793)	—
Deferred income tax provision	67	1,115	3,292
Net (increase) decrease in interest receivable and other assets	(1,392)	4,674	(9,833)
Net increase (decrease) in interest payable and other liabilities	(497)	(5,044)	2,561
NET CASH PROVIDED BY OPERATING ACTIVITIES	67,197	81,240	101,312
INVESTING ACTIVITIES			
Bank acquisitions, net of cash assumed	—	—	(46,583)
Net cash outflow from sale of branch office	—	(5,738)	—
Securities available for sale:			
Proceeds from maturities, calls and principal reductions	208,602	247,081	284,859
Proceeds from sales	114,341	101,574	122,673
Purchases	(234,940)	(358,146)	(282,518)
Securities held to maturity:			
Proceeds from maturities, calls and principal reductions	90,524	94,133	181,113
Purchases	(42,616)	(79,022)	(108,834)
Other securities:			
Proceeds from sales	—	393	—
Purchases	(1,065)	(1,541)	—
Net increase in loans	(134,716)	(117,998)	(250,934)
Proceeds from sales of other real estate and repossessed assets	6,406	6,498	3,302
Purchases of premises and equipment, net	(3,522)	(4,189)	(9,881)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	3,014	(116,955)	(106,803)
FINANCING ACTIVITIES			
Net increase (decrease) in noninterest-bearing and interest-bearing demand deposits and savings accounts	(166,522)	(48,614)	98,241
Net increase (decrease) in time deposits	122,929	(49,085)	(149,449)
Net increase (decrease) in securities sold under agreements to repurchase	23,764	10,403	(23,288)
Net increase in reverse repurchase agreements	10,000	—	—
Increase in Federal Home Loan Bank (FHLB) advances — short-term	108,000	10,000	—
Repayment of FHLB advances — short-term	(40,000)	(10,000)	—
Increase in FHLB advances — long-term	35,000	150,000	—
Repayment of FHLB advances — long-term	(123,231)	(20,377)	(9,020)
Cash dividends paid	(26,637)	(25,379)	(23,691)
Proceeds from directors' stock purchase plan	231	219	182
Proceeds from exercise of stock options	664	3,291	5,071
Repurchases of common stock	(3,847)	—	(1,511)
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(59,649)	20,458	(103,465)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	10,562	(15,257)	(108,956)
Cash and cash equivalents at beginning of year	146,934	162,191	271,147
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 157,496	$ 146,934	$ 162,191
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Interest paid	$ 56,114	$ 41,566	$ 46,128
Federal income taxes paid	24,660	27,540	23,870
Loans transferred to other real estate and repossessed assets	7,258	7,986	4,620

See notes to consolidated financial statements.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of Chemical Financial Corporation (Corporation) and its subsidiaries conform to United States generally accepted accounting principles and prevailing practices within the banking industry. Management makes estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from these estimates. Significant accounting policies of the Corporation and its subsidiaries are described below:

Basis of Presentation and Principles of Consolidation:
The consolidated financial statements of the Corporation include the accounts of the parent company and its subsidiaries, all of which are wholly-owned. Subsidiaries include Chemical Bank, CFC Financial Services, Inc. and CFC Title Services, Inc. On December 31, 2005, Chemical Bank Shoreline and Chemical Bank West, wholly-owned subsidiaries of the Corporation, were merged into Chemical Bank and Trust Company (CBT). As of this date, CBT was renamed Chemical Bank and became the sole bank subsidiary of the Corporation. All significant income and expenses are recorded on the accrual basis. Intercompany accounts and transactions have been eliminated in preparing the consolidated financial statements.

The Corporation consolidates variable interest entities (VIE's) in which it is the primary beneficiary. In general, a VIE is an entity that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. If any of these characteristics is present, the entity is subject to a variable interests consolidation model, and consolidation is based on variable interests, not on ownership of the entity's outstanding voting stock. Variable interests are defined as contractual, ownership, or other money interests in an entity that change with fluctuations in the entity's net asset value. The primary beneficiary consolidates the VIE; the primary beneficiary is defined as the enterprise that absorbs a majority of expected losses or receives a majority of residual returns (if the losses or returns occur), or both.

The Corporation is a significant limited partner in one low income housing tax credit partnership that was acquired in 2001 as part of the merger with Shoreline Financial Corporation. This entity meets the Financial Accounting Standards Board (FASB) Interpretation No. 46, "Consolidation of Variable Interest Entities," definition of a VIE. The Corporation is not the primary beneficiary of the VIE it holds an interest in, and therefore the equity investment in the VIE is not consolidated in the financial statements. Exposure to loss as a result of its involvement with this entity at December 31, 2005 was limited to approximately $1.74 million of the book basis of the Corporation's investment, which includes unfunded obligations to this project of $1.37 million. The Corporation's investment in the project was recorded in other assets and the future financial obligation to this project was recorded in other liabilities at December 31, 2005.

Reclassifications:
Certain amounts in the 2004 and 2003 consolidated financial statements and notes thereto have been reclassified to conform with the 2005 presentation. Such reclassifications had no impact on shareholders' equity or net income.

Cash and Cash Equivalents:
For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from unaffiliated banks and federal funds sold. Generally, federal funds are sold for one-day periods.

Investment Securities:
Investment securities include investments in debt securities and certain equity securities with readily determinable fair values. Investment securities are accounted for under Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). SFAS 115 requires investments to be classified within one of three categories, trading, held to maturity, or available for sale, based on the type of security and management's intent with regard to selling the security. The Corporation held no trading investment securities during the three-year period ended December 31, 2005.

Designation as an investment security held to maturity is made at the time of acquisition and is based on the Corporation's intent and ability to hold the security to maturity. Investment securities held to maturity are stated at cost, adjusted for the amortization of premium and accretion of discount to maturity.

Investment securities that are not held to maturity are accounted for as securities available for sale, and are stated at estimated fair value, with the aggregate unrealized gains and losses, not deemed other-than-temporary, classified as a component of accumulated other comprehensive income, net of income taxes. Realized gains and losses on the sale of investment securities available for sale and other-than-temporary impairment changes, are determined using the specific identification method and are included within noninterest income in the consolidated statements of income. Premiums and discounts on investment securities available for sale are amortized over the estimated lives of the related investment securities.

Other Securities:

Other securities consisted of Federal Home Loan Bank of Indianapolis (FHLB) stock of $19.8 million and $18.7 million at December 31, 2005 and 2004, respectively, and Federal Reserve Bank (FRB) stock of $1.3 million at December 31, 2005 and 2004, respectively. Other securities are recorded at cost, or par, which is deemed to be the net realizable value of these assets. The Corporation is required to own FHLB stock and FRB stock in accordance with its membership in these organizations. As of December 31, 2005, the Corporation held $6.5 million in FHLB stock in excess of its membership requirement. The FHLB requires its members to provide a five-year advance notice of any request to redeem FHLB stock. All transactions in the capital stock of the FHLB are executed at par.

Loans:

Loans are stated at their principal amount outstanding. Loan origination and commitment points are deferred. The amount deferred is reported as part of loans and is recognized as interest income over the term of the loan as a yield adjustment.

Loan performance is reviewed regularly by loan review personnel, loan officers and senior management. Loan interest income is recognized on the accrual basis. The past-due status of a loan is based on the loan's contractual terms. A loan is placed in the nonaccrual category when principal or interest is past due 90 days or more, unless the loan is both well secured and in the process of collection, or earlier when, in the opinion of management, there is sufficient reason to doubt the collectibility of future principal or interest. Interest previously accrued, but not collected, is reversed and charged against interest income at the time the loan is placed in nonaccrual status. The subsequent recognition of interest income on a nonaccrual loan is then recognized only to the extent cash is received and where future collection of principal is probable. Loans are returned to accrual status when principal and interest payments are brought current and collectibility is no longer in doubt. Interest income on restructured loans is recognized according to the terms of the restructure, subject to the above described nonaccrual policy.

Nonperforming loans are comprised of those loans accounted for on a nonaccrual basis, accruing loans contractually past due 90 days or more as to interest or principal payments, and other loans for which the terms have been restructured to provide for a reduction or deferral of interest or principal because of a deterioration in the financial position of the borrower.

All nonaccrual commercial, real estate commercial and real estate construction-commercial loans are considered impaired loans by the Corporation. A loan is defined to be impaired when it is probable that payment of principal and interest will not be made in accordance with the contractual terms of the loan agreement. Impaired loans are carried at the present value of expected future cash flows discounted at the loan's effective interest rate or at the fair value of the collateral, if the loan is collateral dependent. A portion of the allowance for loan losses may be allocated to impaired loans. All nonaccrual commercial loans, real estate commercial loans and real estate construction-commercial loans are evaluated individually to determine whether or not an impairment allowance is required.

Mortgage loans held for sale are carried at the lower of aggregate cost or market. The market value of loans held for sale is based on forward commitments to sell the loans in the secondary market. The value of mortgage loans held for sale and other residential mortgage loan commitments are hedged by utilizing best efforts forward commitments to sell loans to investors in the secondary market. Such forward commitments are generally entered into at the time when applications are taken to protect the value of the mortgage loans from increases in interest rates during the period held. Mortgage loans originated are generally sold within a period of 30 to 45 days after closing; therefore, the related fees and costs are not amortized during that period. Mortgage loans held for sale were $3.5 million and other residential mortgage loan commitments were $5.2 million, at December 31, 2005.

Allowance for Loan Losses:

The allowance for loan losses (allowance) represents management's assessment of probable losses inherent in the Corporation's loan portfolio. The Corporation maintains formal policies and procedures to monitor and control credit risk. Management's evaluation of the adequacy of the allowance is based on a continuing review of the loan portfolio, actual loan loss experience, risk characteristics of the loan portfolio, the level and composition of nonperforming loans, the financial condition of the borrowers, balance of the loan portfolio, loan growth, economic conditions, employment levels of the

continued on next page

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Corporation's local markets, and special factors affecting specific business sectors.

The allowance provides for probable losses that have been identified with specific customer relationships and for probable losses believed to be inherent in the loan portfolio, but that have not been specifically identified. Internal risk ratings are assigned to each commercial, real estate commercial and real estate construction-commercial loan at the time of approval and are subject to subsequent periodic reviews by senior management. The Corporation performs a detailed credit quality review quarterly on all large loans that have deteriorated below certain levels of credit risk, and may allocate a specific portion of the allowance to such loans based upon this review. A portion of the allowance is allocated to the remaining loans by applying projected loss ratios, based on numerous factors. Projected loss ratios incorporate factors such as recent charge-off experience, trends with respect to adversely risk rated commercial, real estate commercial and real estate construction-commercial loans, trends with respect to past due and nonaccrual amounts and current economic conditions and trends, and are supported by underlying analysis. This evaluation involves a high degree of uncertainty.

Management maintains an unallocated allowance to recognize the uncertainty and imprecision underlying the process of estimating probable loan losses. Determination of the probable losses inherent in the portfolio, which are not necessarily captured by the allocation methodology discussed above, involve the exercise of judgment. The unallocated allowance associated with the imprecision in the risk rating system is based on a historical evaluation of the accuracy of the risk ratings associated with loans.

While the Corporation uses relevant information to recognize losses on loans, additional provisions for related losses may be necessary based on changes in economic conditions, customer circumstances and other credit risk factors.

Although the Corporation periodically allocates portions of the allowance to specific loans and loan portfolios, the entire allowance is available for any loan losses that occur. Collection efforts may continue and recoveries may occur after a loan is charged-off against the allowance.

Loans which are deemed uncollectible are charged-off and deducted from the allowance. The provision for loan losses and recoveries on loans previously charged-off are added to the allowance. The allowance for loan losses is presented as a reserve against loans.

The Corporation's policy is to maintain an allowance to cover probable credit losses inherent in lending-related commitments, including commitments to extend credit, letters of credit and guarantees. This allowance is included in "interest payable and other liabilities" on the consolidated statements of financial position, with the corresponding charge reflected in "other" operating expenses on the consolidated statements of income.

Mortgage Banking Operations:

The origination of mortgage loans is an integral component of the business of the Corporation. The Corporation generally sells its originations of long-term fixed interest rate residential mortgage loans in the secondary market. Gains and losses on the sales of loans are determined using the specific identification method. Long-term fixed interest rate residential mortgage loans originated for sale are generally held for 30 days or less. The Corporation sells mortgage loans in the secondary market on either a servicing retained or released basis. Loans held for sale are carried at the lower of cost or market on an aggregate basis.

The Corporation accounts for mortgage servicing rights in accordance with Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS 140). SFAS 140 requires that an asset be recognized for the rights to service mortgage loans, including those rights that are created by the origination of mortgage loans that are sold with the servicing rights retained by the originator. The recognition of the asset results in an increase in the gains recognized upon the sale of the mortgage loans sold. The Corporation amortizes mortgage servicing rights in proportion to, and over the life of, the estimated net future servicing income and performs a periodic evaluation of the fair market value of the mortgage servicing rights. Prepayments of mortgage loans result in increased amortization of mortgage servicing rights as the remaining book value of the mortgage servicing right is expensed at the time of prepayment. Any impairment of mortgage servicing rights is recognized as a valuation allowance, resulting in a reduction of mortgage banking revenue. The valuation allowance is recovered when impairment no longer exists. For purposes of measuring impairment, the Corporation utilizes a third-party modeling software program, which stratifies capitalized mortgage servicing rights by interest rate, term and loan type. Servicing income is recognized in noninterest income when received and expenses are recognized when incurred.

Premises and Equipment:

Premises and equipment are stated at cost less accumulated depreciation. Premises and equipment are depreciated over the estimated useful lives of the assets. Depreciation is computed on the straight-line method. The estimated useful lives are generally 25 to 39 years for buildings and three to ten years for equipment.

Other Real Estate:

Other real estate (ORE) is comprised principally of commercial and residential real estate properties obtained in partial or total satisfaction of loan obligations. ORE obtained in satisfaction of a loan is recorded at the estimated fair value less anticipated selling costs based upon the property's appraised value at the date of transfer, with any difference between the fair value of the property and the carrying value of the loan charged to the allowance for loan losses. Subsequent changes in value are recorded as adjustments to the carrying amount, not to exceed the initial carrying value of the assets at the time of transfer. Changes in the value subsequent to transfer are recorded in operating expenses on the consolidated statements of income. Gains or losses not previously recognized resulting from the sale of ORE are recognized in operating expense on the date of sale. Other real estate totaling $6.4 million and $6.3 million at December 31, 2005 and 2004, respectively, is included in other assets in the consolidated statements of financial position.

Intangible Assets:

Intangible assets consist of goodwill, core deposit and other intangibles, and mortgage servicing rights. In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142), goodwill is no longer amortized, but is subject to annual impairment tests in accordance with SFAS 142. Other intangible assets continue to be amortized over their useful lives. Core deposit and other intangible assets are amortized over periods ranging from three to 15 years on a straight-line or accelerated basis, as applicable.

Unconsolidated Investments:

Investments that are not consolidated are accounted for using either the equity method or the cost method. The equity method is used for investments in a corporate joint venture and investments where the Corporation has the ability to exercise significant influence over the investee's operations and financial policies, which is generally presumed to exist if the Corporation owns more than 20% of the voting interest of the investee. Equity method investments are included in "interest receivable and other assets" on the consolidated statements of financial position, with income and losses recorded on the consolidated statements of income. Unconsolidated equity investments that do not meet the criteria to be accounted for under the equity method are accounted for under the cost method. Cost method investments in publicly traded companies are included in "investment securities available for sale" on the consolidated statements of financial position. Cost method investments in non-publicly traded companies are included in "other securities" and "interest receivable and other assets" on the consolidated statements of financial position, with income distributions recorded in "interest on investment/other securities" and write-downs recorded in "other" operating expenses on the consolidated statements of income.

Stock Options:

The Corporation periodically grants stock options for a fixed number of shares with an exercise price equal to the market value of the shares on the date of grant. In accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), the Corporation accounts for stock option grants under the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). Under APB 25, because the exercise prices of the Corporation's employee stock options equal the market prices of the underlying stock at the dates of grant, no compensation expense is recognized at the date of grant. The Corporation has elected to provide pro forma disclosures for net income and earnings per share as if it had adopted the fair value accounting method for stock-based compensation. The stock-based compensation plans are described more fully in Note O.

Short-term Borrowings:

Short-term borrowings include securities sold under agreements to repurchase, reverse repurchase agreements and short-term FHLB advances. These borrowings have original scheduled maturities of one year or less. Securities sold under agreements to repurchase represent amounts advanced by customers that are secured by investment securities owned by the Corporation's subsidiary bank, as they are not covered by Federal Deposit Insurance Corporation (FDIC) insurance. Reverse repurchase agreements are a means of raising funds in the capital markets by providing specific securities as collateral. See the description of FHLB advances below.

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NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Federal Home Loan Bank Advances, Short-term and Long-term:

FHLB advances are borrowings from the FHLB to fund loans and a portion of the investment securities portfolio. These advances are secured under a blanket security agreement by first residential mortgage loans with an aggregate book value equal to at least 145% of the advances.

Pension and Postretirement Benefit Plan Actuarial Assumptions:

The Corporation's pension benefit and postretirement benefit obligations and related costs are calculated using actuarial concepts and measurements within the framework of Statement of Financial Accounting Standards No. 87, "Employer's Accounting for Pensions" (SFAS 87) and Statement of Financial Accounting Standards No. 106, "Employer's Accounting for Postretirement Benefits Other than Pensions" (SFAS 106), respectively. Three critical assumptions, the discount rate, the expected return on plan assets and the rate of compensation increase are important elements of expense and/or liability measurement. Other assumptions involve employee demographic factors such as retirement patterns, mortality and turnover. The Corporation evaluates the critical and other assumptions annually.

The discount rate enables the Corporation to state expected future benefit payments as a present value on the measurement date. As of December 31, 2005 and 2004, the Corporation utilized the results from a bond matching technique to match cash flows of the defined benefit pension plan against both a bond portfolio derived from the S&P bond database of AA or better bonds and the Citigroup Pension Discount Curve to determine the discount rate. A lower discount rate increases the present value of benefit obligations and increases pension and postretirement benefit expense. The Corporation decreased the discount rate used to determine benefit obligations to 5.60% at December 31, 2005 from 5.75% at December 31, 2004 to reflect market interest rate conditions.

To determine the expected long-term rate of return on the plan assets, the Corporation considers the current and expected asset allocation, as well as historical and expected returns on each plan asset class. A lower expected rate of return on pension plan assets will increase pension expense. The long-term expected return on plan assets was 8.00% in 2005, 2004 and 2003. See Note I to the consolidated financial statements.

The rate of compensation increase is the Corporation's expected average annual percentage increase in employees' future salaries.

Income and Other Taxes:

The Corporation is subject to the income and other tax laws of the United States and the state of Michigan. These laws are complex and are subject to different interpretations by the taxpayer and the various taxing authorities. In determining the provision for income taxes, management must make judgments and estimates about the application of these inherently complex laws, related regulations, and case law. In the process of preparing the Corporation's tax returns, management attempts to make reasonable interpretations of the tax laws. These interpretations are subject to challenge by the tax authorities upon audit or to reinterpretation based on management's ongoing assessment of facts and evolving case law.

The Corporation and its subsidiaries file a consolidated federal income tax return. The provision for federal income taxes is based on income and expenses, as reported in the consolidated financial statements, rather than amounts reported on the Corporation's federal income tax return. When income and expenses are recognized in different periods for tax purposes than for book purposes, applicable deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period that includes the enactment date.

On a quarterly basis, management assesses the reasonableness of its effective federal and state tax rates based upon its current best estimate of net income and the applicable taxes expected for the full year. Deferred tax assets and liabilities are reassessed on an annual basis, or sooner, if business events or circumstances warrant. Reserves for contingent tax liabilities are reviewed quarterly for adequacy based upon developments in tax law and the status of examinations of audits.

Earnings Per Share:

Basic and diluted earnings per share are calculated in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS 128). All earnings per share amounts for all periods presented conform to the requirements of SFAS 128, including the effects of stock dividends. Basic earnings per share for the Corporation is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share for the Corporation is computed by dividing net income by the sum of the weighted average number of common shares outstanding and the dilutive effect of common stock equivalents outstanding during the period.

The Corporation's common stock equivalents consist of common stock issuable under the assumed exercise of stock options granted under the Corporation's stock option plans, using the treasury stock method. The following table summarizes the numerator and denominator of the basic and diluted earnings per share computations for the years ended December 31:

	2005	2004	2003
		(In thousands)	
Numerator for both basic and diluted earnings per share, net income	$52,878	$56,682	$55,716
Denominator for basic earnings per share, weighted average shares outstanding	25,138	25,130	24,878
Average common stock equivalents	55	88	66
Denominator for diluted earnings per share	25,193	25,218	24,944

Comprehensive Income:
Comprehensive income of the Corporation includes net income and an adjustment to equity for unrealized gains and losses on investment securities available for sale, net of income taxes, as required under Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130). The Corporation displays comprehensive income as a component in the consolidated statements of changes in shareholders' equity.

Operating Segment:
It is management's opinion that the Corporation operates in a single operating segment — commercial banking. The Corporation is a financial holding company that historically operated three commercial banks and operates a title insurance company and an insurance subsidiary, each as a separate direct subsidiary of the Corporation. On December 31, 2005, a corporate restructuring was completed resulting in the consolidation of the Corporation's three commercial bank charters into one commercial bank subsidiary, Chemical Bank. The Corporation's three commercial bank subsidiaries operated as community banks and offered a full range of commercial banking and fiduciary products and services to the residents and business customers in their geographical market areas. The Corporation's sole banking subsidiary, Chemical Bank, will continue to operate through an organizational structure of community banks. The products and services offered by Chemical Bank, through branch banking offices, are generally

consistent throughout the Corporation, as generally is the pricing of these products and services. Chemical Bank branch banking offices operate exclusively within the state of Michigan. The marketing of products and services by Chemical Bank's branch offices is generally uniform. The distribution of products and services is uniform throughout the Corporation and is achieved primarily through retail branch banking offices, automated teller machines and electronically accessed banking products.

The Corporation's primary sources of revenue are from its loan products and investment securities.

The following table summarizes the Corporation's revenue from its specific loan products for the years ended December 31:

	2005	2004	2003
		(In thousands)	
Interest income and fee revenue:			
Commercial	$ 32,175	$ 26,418	$ 21,088
Real estate commercial	46,869	42,066	35,173
Real estate construction	8,911	7,249	6,649
Real estate residential	43,498	44,166	47,289
Consumer	33,377	32,635	34,636
Total	$164,830	$152,534	$144,835

Common Stock:
All per share data and share amounts included in the consolidated financial statements and in the related notes thereto have been retroactively adjusted to reflect stock dividends paid on January 28, 2005 and January 24, 2003.

Recent Accounting Pronouncements:
Share-Based Payments: On December 16, 2004, the FASB issued Statement of Financial Accounting Standards No. 123(R) "Share-Based Payment" (SFAS 123(R)), which is a revision of SFAS 123. SFAS 123(R) supersedes APB 25 and amends Statement of Financial Accounting Standards No. 95, "Statement of Cash Flows." Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the consolidated statements of income based on their fair values. Pro forma disclosure is no longer an alternative.

SFAS 123(R) permits public companies to adopt its requirements using one of two methods:

1. A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards

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NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date.

2. A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

SFAS 123(R) must be adopted by January 1, 2006. The Corporation will adopt the modified prospective method of SFAS 123(R) on January 1, 2006.

In addition, the FASB issued FASB Staff Position (FSP) 123(R)-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards" on November 10, 2005. FSP 123(R)-3 provides an elective short-cut approach to the calculation of the allocation of additional paid-in-capital to the beginning pool of tax benefits when a company transitions to SFAS 123(R). FSP 123(R)-3 provides for an entity to take up to one year from its initial adoption of SFAS 123(R) to adopt it. At December 31, 2005, the Corporation had not made a decision whether it would adopt FSP 123(R)-3.

As permitted by SFAS 123, the Corporation currently accounts for share-based payments to employees using APB 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of SFAS 123(R)'s fair value method will have an impact on the Corporation's consolidated results of operations, although it will have no impact on its overall financial position. The future impact of adoption of SFAS 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Corporation adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and earnings per share in Note O to the consolidated financial statements. The amount of stock-based compensation expense to be incurred in future periods will be reduced by the Corporation's acceleration of certain unvested and "out-of-the-money" stock options in 2005 as disclosed in Note O to the consolidated financial statements. SFAS 123(R) also requires the benefit of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the Corporation cannot estimate what those amounts will be in the future

(because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions were $0.2 million, $0.6 million and $0.5 million in 2005, 2004 and 2003, respectively.

Meaning of Other-Than-Temporary Impairment: On November 3, 2005, the FASB issued FSP 115-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." This FSP is effective for reporting periods beginning after December 15, 2005, and addresses the determination of when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The guidance in FSP 115-1 amends FASB Statements No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and No. 124, "Accounting for Certain Investments Held by Not-for-Profit Organizations," and APB No. 18, "The Equity Method of Accounting for Investments in Common Stock." FSP 115-1 also replaces the impairment evaluation guidance (paragraphs 10-18) of Emerging Issues Task Force (EITF) Issue No. 03-1, "The Meaning of Other than Temporary Impairment and Its Application to Certain Investments" (EITF 03-1) and supersedes EITF Topic No. D-44, "Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value." The disclosure requirements of EITF 03-1 remain in effect and are applicable for 2005 year-end reporting for the Corporation.

FSP 115-1 clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other than temporary, even if a decision to sell an impaired security has not been made. The adoption of FSP 115-1 is not expected to have a material effect on the Corporation's financial position, results of operations, or liquidity.

Accounting Changes and Error Corrections: In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections," (SFAS 154), which changes the accounting for and reporting of a change in accounting principle. SFAS 154 applies to all voluntary changes in accounting principles and changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS 154 requires retrospective application to prior period financial statements of changes effective for accounting changes made in fiscal years beginning after December 15, 2005. The adoption of this standard is not expected to have a material effect on the Corporation's financial position, results of operations, or liquidity.

NOTE B — MERGERS AND ACQUISITIONS

During the three years ended December 31, 2005, the Corporation completed the following mergers and acquisitions:

On December 31, 2005, the Corporation completed an organizational restructuring whereby its two wholly-owned bank subsidiaries, Chemical Bank Shoreline and Chemical Bank West, were merged into Chemical Bank and Trust Company (CBT). As of this date, CBT's name was changed to Chemical Bank. In October 2005, the Corporation's public announcement of this restructuring estimated that it would incur approximately $1 million in costs to complete the reorganization. The Corporation incurred $0.2 million of these costs in the fourth quarter of 2005 and expects to incur the remaining $0.8 million of restructuring costs during the first six months of 2006. The organizational restructuring costs incurred in 2005 are included in operating expenses in the consolidated statement of income.

The Corporation acquired Caledonia Financial Corporation (Caledonia), a one-bank holding company headquartered in Caledonia, Michigan, on December 1, 2003. As of that date, Caledonia had total assets of $211 million, net loans of $184 million, total deposits of $171 million and shareholders' equity of $22.3 million. Shareholders of Caledonia received $39.00 cash for each share of Caledonia common stock in a taxable transaction. The total value of the transaction was approximately $56.8 million, of which $52.3 million was paid in cash and $4.5 million represented the value of stock options. The purchase price represented a premium over book value of $34.5 million. The acquisition was accounted for by the purchase method; therefore, the financial results of Caledonia were included from the acquisition date, with no restatement of prior period amounts.

On September 30, 2003, the Corporation consolidated CFC Data Corp, its wholly-owned data processing subsidiary, into the parent.

NOTE C — INVESTMENT SECURITIES

The following is a summary of the amortized cost and estimated market value of investment securities available for sale and investment securities held to maturity at December 31, 2005 and 2004 (in thousands):

Investment Securities Available for Sale:

December 31, 2005	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Treasury and agency securities	$268,355	$ 8	$ 4,528	$263,835
States and political subdivisions	9,097	274	1	9,370
Mortgage-backed securities	303,379	378	5,946	297,811
Collateralized mortgage obligations	1,060	21	2	1,079
Corporate bonds	21,851	1	308	21,544
Total debt securities	603,742	682	10,785	593,639
Equity securities	852	—	—	852
Total	$604,594	$682	$10,785	$594,491

December 31, 2004				
U.S. Treasury and agency securities	$348,746	$1,945	$1,672	$349,019
States and political subdivisions	12,983	553	3	13,533
Mortgage-backed securities	282,908	1,541	2,012	282,437
Collateralized mortgage obligations	1,432	28	1	1,459
Corporate bonds	48,678	230	162	48,746
Total debt securities	694,747	4,297	3,850	695,194
Equity securities	935	642	—	1,577
Total	$695,682	$4,939	$3,850	$696,771

Investment Securities Held to Maturity:

December 31, 2005	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Treasury and agency securities	$ 79,327	$ 11	$1,199	$ 78,139
States and political subdivisions	47,438	486	116	47,808
Mortgage-backed securities	1,041	56	—	1,097
Total	$127,806	$553	$1,315	$127,044

December 31, 2004				
U.S. Treasury and agency securities	$141,622	$ 553	$ 534	$141,641
States and political subdivisions	31,221	961	18	32,164
Mortgage-backed securities	1,419	108	—	1,527
Other debt securities	2,255	—	—	2,255
Total	$176,517	$1,622	$ 552	$177,587

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NOTE C — INVESTMENT SECURITIES
(CONTINUED)

The amortized cost and estimated market value of debt and equity securities at December 31, 2005, by contractual maturity for both available for sale and held to maturity investment securities follows:

Investment Securities Available for Sale:

	December 31, 2005	
	Amortized Cost	Estimated Market Value
	(In thousands)	
Due in one year or less	$ 64,109	$ 63,691
Due after one year through five years	227,203	222,886
Due after five years through ten years	7,095	7,271
Due after ten years	896	901
Mortgage-backed securities	303,379	297,811
Collateralized mortgage obligations	1,060	1,079
Equity securities	852	852
Total	$604,594	$594,491

Investment Securities Held to Maturity:

	December 31, 2005	
	Amortized Cost	Estimated Market Value
	(In thousands)	
Due in one year or less	$44,212	$ 44,066
Due after one year through five years	55,086	54,193
Due after five years through ten years	15,482	15,659
Due after ten years	11,985	12,029
Mortgage-backed securities	1,041	1,097
Total	$127,806	$127,044

Investment securities with a book value of $361.4 million at December 31, 2005 were pledged to collateralize public fund deposits and for other purposes as required by law; at December 31, 2004, the corresponding amount was $362.6 million.

The Corporation recognized net gains on investment securities of $0.54 million during 2005, net gains of $1.37 million in 2004 and net gains of $1.30 million in 2003. Gross gains on securities transactions were $1.18 million, $1.39 million and $1.34 million during the years ended December 31, 2005, 2004 and 2003, respectively. Gross losses on securities transactions during the years ended December 31, 2005, 2004 and 2003 were $0.64 million, $0.02 million and $0.04 million, respectively. Investment securities gains realized in 2005 were partially offset by investment securities losses realized during the fourth quarter of 2005. Historically, the Corporation has not sold investment securities at a loss. During the fourth quarter of 2005, the Corporation sold $36 million of U.S. government agency investment securities to take advantage of the relative favorable yield spread between the mortgage-backed securities market and the U.S. government agency market and adjust the investment securities portfolio allocation. In addition, this transaction reduced the reinvestment risk associated with the level of investment securities maturing in 2006 and 2007. The investment securities sold had an average yield of 2.48% and the Corporation realized a $0.63 million investment securities loss. The proceeds from the sale were reinvested in mortgage-backed securities with an average life of 4.4 years and an average yield of 5.3%.

An analysis is performed quarterly by the Corporation to determine whether unrealized losses in its investment securities portfolio are temporary or other-than-temporary. The Corporation reviews factors such as financial statements, credit ratings, news releases and other pertinent information of the underlying issuer or company to make its determination. Management does not believe any individual unrealized loss as of December 31, 2005 represents an other-than-temporary impairment. Management believes that the unrealized losses on investment securities are temporary in nature and due primarily to changes in interest rates and not as a result of credit related issues. The Corporation has both the intent and ability to hold the investment securities with unrealized losses to maturity or until such time as the unrealized losses recover.

The Corporation did not have a trading portfolio during the three years ended December 31, 2005.

The following tables present the age of gross unrealized losses and estimated market value by investment category.

| | December 31, 2005 | | | | | |
| | Less Than 12 Months | | 12 Months or More | | Total | |
	Estimated Gross Market Value	Estimated Gross Unrealized Losses	Estimated Gross Market Value	Estimated Gross Unrealized Losses	Estimated Gross Market Value	Estimated Gross Unrealized Losses
	(In thousands)					
U.S. Treasury and agency securities	$131,577	$1,379	$182,344	$4,347	$313,921	$ 5,726
States and political subdivisions	7,058	74	1,904	44	8,962	118
Mortgage-backed securities	101,585	1,286	148,378	4,660	249,963	5,946
Collateralized mortgage obligations	4	—	320	2	324	2
Corporate bonds	5,387	49	16,006	259	21,393	308
Total	$245,611	$2,788	$348,952	$9,312	$594,563	$12,100

| | December 31, 2004 | | | | | |
| | Less Than 12 Months | | 12 Months or More | | Total | |
	Estimated Gross Market Value	Estimated Gross Unrealized Losses	Estimated Gross Market Value	Estimated Gross Unrealized Losses	Estimated Gross Market Value	Estimated Gross Unrealized Losses
	(In thousands)					
U.S. Treasury and agency securities	$207,352	$1,731	$32,032	$475	$239,384	$2,206
States and political subdivisions	3,062	21	—	—	3,062	21
Mortgage-backed securities	190,999	1,987	6,357	25	197,356	2,012
Collateralized mortgage obligations	182	1	265	—	447	1
Corporate bonds	17,505	147	1,132	15	18,637	162
Total	$419,100	$3,887	$39,786	$515	$458,886	$4,402

NOTE D — SECONDARY MARKET MORTGAGE ACTIVITY

For the three years ended December 31, 2005, activity for capitalized mortgage servicing rights was as follows:

	2005	2004	2003
	(In thousands)		
Mortgage Servicing Rights:			
Beginning of year	$ 3,197	$ 3,264	$ 2,495
Additions	347	677	1,960
Addition from bank acquisition	—	—	705
Amortization	(1,121)	(1,537)	(1,896)
Impairment recovery	—	793	—
End of year	$ 2,423	$ 3,197	$ 3,264
Loans serviced for others that have capitalized servicing rights	$544,112	$596,390	$633,029

The Corporation assumed $114 million of loans serviced for others in the Caledonia acquisition during 2003.

The activity in the valuation allowance for capitalized mortgage servicing rights during the three years ended December 31, 2005 follows:

	2005	2004	2003
	(In thousands)		
Valuation allowance, beginning of year	$ —	$ 793	$793
Impairment provision	—	—	—
Impairment recovery	—	(793)	—
Valuation allowance, end of year	$ —	$ —	$793

The fair value of capitalized mortgage servicing rights (MSRs) was estimated by calculating the present value of estimated future net servicing cash flows, taking into consideration the expected prepayment rates, discount rates, servicing costs and other economic factors which are based on current market conditions. The prepayment speed and the discount rate are the most significant factors affecting the MSR valuation. Increases in mortgage loan prepayments reduce estimated future net servicing cash flows because the life of the underlying loan is reduced. Expected loan prepayment rates are validated by a third-party model. At December 31, 2005, the weighted average constant prepayment rate used was 15% and the discount rate was 8%.

43

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NOTE D — SECONDARY MARKET MORTGAGE ACTIVITY (CONTINUED)

During 2005 and 2004, the Corporation did not record an impairment provision as there was no decline in the estimated fair value of MSRs compared to the recorded book value. During 2004, the Corporation recovered the impairment valuation allowance of $0.79 million, as the estimated fair value of the MSRs at December 31, 2004 exceeded the book value (original cost less accumulated amortization) of MSRs.

NOTE E — LOANS

The following summarizes loans as of December 31:

	2005	2004
	(In thousands)	
Commercial	$ 517,852	$ 468,970
Real estate commercial	704,684	697,779
Real estate construction	158,376	120,900
Real estate residential	788,679	760,834
Consumer	540,623	537,102
Total loans	$2,710,214	$2,585,585

The Corporation's subsidiary bank has extended loans to its directors, executive officers and their affiliates. The aggregate loans outstanding to the directors, executive officers and their affiliates totaled approximately $54.3 million at December 31, 2005 and $42.6 million at December 31, 2004. During 2005, there were approximately $35.6 million of new loans and other additions, while repayments and other reductions totaled approximately $23.9 million.

Loans held for sale were $3.5 million at December 31, 2005, $2.1 million at December 31, 2004 and $4.9 million at December 31, 2003.

Changes in the allowance for loan losses were as follows for the years ended December 31:

	2005	2004	2003
	(In thousands)		
Balance at beginning of year	$34,166	$33,179	$30,672
Loan charge-offs	(4,986)	(3,963)	(4,071)
Loan recoveries	683	1,131	719
Net loan charge-offs	(4,303)	(2,832)	(3,352)
Provision for loan losses	4,285	3,819	2,834
Allowance of bank acquired	—	—	3,025
Balance at end of year	$34,148	$34,166	$33,179

A summary of nonperforming loans at December 31 follows:

	2005	2004	2003
	(In thousands)		
Nonaccrual loans:			
Commercial	$ 3,133	$ 3,245	$ 3,902
Real estate commercial	3,610	1,343	1,550
Real estate construction-commercial	3,081	—	—
Real estate residential	3,853	3,133	694
Consumer	884	676	545
Total nonaccrual loans	14,561	8,397	6,691
Accruing loans contractually past due 90 days or more as to interest or principal payments:			
Commercial	825	106	777
Real estate commercial	2,002	—	924
Real estate residential	1,717	1,023	2,371
Consumer	592	524	584
Total accruing loans contractually past due 90 days or more as to interest or principal payments	5,136	1,653	4,656
Total nonperforming loans	$19,697	$10,050	$11,347

Interest income totaling $564,000 was recorded on nonaccrual loans in 2005, compared to $340,000 in 2004 and $218,000 in 2003.

A summary of impaired loans and the related valuation allowance follows:

	Impaired Loans			Valuation Allowance		
	2005	2004	2003	**2005**	2004	2003
			(In thousands)			
Balances — December 31:						
Impaired loans with valuation allowance	**$5,067**	$ 804	$1,107	**$1,284**	$379	$798
Impaired loans with no valuation allowance	**4,757**	3,762	4,344	—	—	—
Total impaired loans	**$9,824**	$4,566	$5,451	**$1,284**	$379	$798
Average balance of impaired loans during the year	**$5,120**	$4,237	$3,819			

NOTE F — PREMISES AND EQUIPMENT

A summary of premises and equipment at December 31 follows:

	2005	2004
	(In thousands)	
Bank premises	**$ 69,557**	$ 67,916
Equipment	**35,594**	35,958
	105,151	103,874
Accumulated depreciation	**(60,093)**	(56,297)
Total	**$ 45,058**	$ 47,577

Included in bank premises is a building that the Corporation's bank subsidiary leases under a fifteen-year capital lease agreement that expires December 31, 2014. The gross amount of this lease was $1.4 million at December 31, 2005 and December 31, 2004. The accumulated amortization was $0.28 million and $0.22 million at December 31, 2005 and 2004, respectively. The following schedule shows the future minimum lease payments together with the present value of this building as of December 31, 2005 (in thousands):

2006	$ 150
2007	155
2008	159
2009	164
Thereafter	899
Total minimum lease payments	1,527
Amount representing interest	(412)
Present value of minimum lease payments	$1,115

NOTE G — DEPOSITS

A summary of deposits follows:

	December 31	
	2005	2004
	(In thousands)	
Noninterest-bearing demand	**$ 542,014**	$ 555,287
Interest-bearing demand	**528,660**	517,409
Savings	**763,526**	928,026
Time deposits over $100,000	**309,697**	218,232
Other time deposits	**675,983**	644,519
Total	**$2,819,880**	$2,863,473

Excluded from total deposits are demand deposit account overdrafts, which have been reclassified as loans. At December 31, 2005 and 2004, these overdrafts totaled $3.8 million and $2.8 million, respectively. Time deposits with remaining maturities less than one year were $654.3 million at December 31, 2005. Time deposits with remaining maturities of one year or more were $331.4 million at December 31, 2005. The maturities of these time deposits are as follows: $241.7 million in 2007, $64.2 million in 2008, $14.7 million in 2009, $9.5 million in 2010 and $1.3 million thereafter.

NOTE H — FEDERAL INCOME TAXES

The provision for federal income taxes is less than that computed by applying the federal statutory income tax rate of 35%, primarily due to tax-exempt interest on investment securities and loans during the years 2005, 2004 and 2003, and also due to the reversal of federal income tax reserves upon the reassessment of required tax accruals in the years 2005 and 2004. For the years ended December 31, 2005 and 2004, net federal income tax benefits of $0.94 million and $0.34 million, respectively, were recorded based on the regular reassessment of required tax accruals. No such tax benefits were recorded in 2003. The differences between the provision for federal income taxes, computed at the federal

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NOTE H — FEDERAL INCOME TAXES (CONTINUED)

statutory income tax rate, and the amount recorded in the consolidated statements of income are shown in the following analysis for the years ended December 31:

	2005	2004	2003
	(In thousands)		
Tax at statutory rate	$27,413	$29,636	$29,438
Changes resulting from:			
Tax-exempt interest income	(923)	(876)	(954)
Other, net	(1,045)	(767)	(91)
Provision for federal income taxes	$25,445	$27,993	$28,393

The provision for federal income taxes consisted of the following for the years ended December 31:

	2005	2004	2003
	(In thousands)		
Current	$25,378	$26,878	$25,101
Deferred	67	1,115	3,292
Total	$25,445	$27,993	$28,393

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant temporary differences that comprise the deferred tax assets and liabilities of the Corporation were as follows as of December 31:

	2005	2004
	(In thousands)	
Deferred tax assets:		
Allowance for loan losses	$11,761	$11,579
Accrued expenses	2,132	2,204
Investment securities marked to market	178	389
Investment securities available for sale	3,536	—
Other	2,301	1,670
Total deferred tax assets	19,908	15,842
Deferred tax liabilities:		
Investment securities available for sale	—	381
Premises and equipment	545	1,237
Employee benefit plans	2,217	1,034
Mortgage servicing rights	848	1,119
Goodwill	1,530	1,278
Other	1,132	925
Total deferred tax liabilities	6,272	5,974
Net deferred tax assets	$13,636	$ 9,868

Federal income tax expense applicable to net gains on investment securities transactions was $0.19 million in 2005, $0.26 million in 2004 and $0.47 million in 2003, and is included in the provision for federal income taxes on the consolidated statements of income.

NOTE I — PENSION AND POSTRETIREMENT BENEFITS

The Corporation has a noncontributory defined benefit pension plan ("Plan") covering the majority of its employees. Normal retirement benefits of the Plan are based on years of service and the employee's average annual pay for the five highest consecutive years during the ten years preceding retirement under the Plan. Contributions are intended to provide not only for benefits attributed to service-to-date, but also for those expected to be earned in the future.

The assets of the Plan are invested by the Trust and Investment Management Services department of the Corporation's bank subsidiary, Chemical Bank. The investment policy and allocation of the assets of the Pension Trust were approved by the Pension Committee of the board of directors of the Corporation.

The assets of the Plan are invested in a diversified portfolio of U.S. government treasury notes, U.S. government agency notes and high quality corporate bonds and equity securities, primarily blue chip stocks. The notes and the bonds purchased are rated A or better by the major bond rating companies and mature within five years from the date of purchase. The stocks are diversified among the major economic sectors of the market and are selected based on balance sheet strength, expected earnings growth, the management team, and position within their industries, among other characteristics.

The Plan's asset allocations by asset category at December 31 were as follows:

Asset Category	2005	2004
Equity securities	60%	67%
Debt securities	31	29
Other	9	4
Total	100%	100%

As of December 31, 2005, based upon current market conditions, the Corporation's strategy was to maintain equity securities between 60% and 70% of total Plan assets, and the "Other" category was expected to be maintained at less than 10% of total Plan assets. As of December 31, 2005 and December 31, 2004, equity securities included 211,395 shares of the Corporation's common stock. During 2005, $0.22 million in cash dividends were paid on the Corporation's common stock held by the Plan. The market value of the Corporation's common stock held in the Plan was $6.7 million at December 31, 2005 and $8.6 million at December 31, 2004, and represented 8.8% and 11.9%, respectively, of total Plan assets as of these dates.

The measurement date used to determine both pension and other postretirement benefit amounts disclosed herein was December 31 of each year.

The following table sets forth the changes in the benefit obligation and assets of the Corporation's defined benefit pension plan:

	2005	2004
	(In thousands)	
Projected benefit obligation:		
Benefit obligation at beginning of year	**$76,041**	$69,906
Service cost	**4,895**	4,510
Interest cost	**4,310**	4,135
Net actuarial (gain) loss	**2,900**	(313)
Benefits paid	**(2,585)**	(2,197)
Benefit obligation at end of year	**$85,561**	$76,041
Fair value of Plan assets:		
Beginning fair value	**$71,937**	$64,434
Actual return on Plan assets	**698**	5,066
Employer contributions	**6,105**	4,634
Benefits paid	**(2,585)**	(2,197)
Fair value of Plan assets at end of year	**$76,155**	$71,937
Funded status of the Plan	**$ (9,406)**	$ (4,104)
Unrecognized net actuarial loss	**23,651**	16,078
Unrecognized prior service benefit	**(147)**	(172)
Prepaid benefit cost	**$14,098**	$11,802

The Corporation's accumulated benefit obligation as of December 31, 2005 and 2004 was $66.9 million and $58.9 million, respectively.

During 2005, the Corporation contributed $6.1 million to the Plan. The Corporation has historically contributed the maximum amount deductible under Internal Revenue Service regulations to the Plan. The 2006 maximum deductible Plan contribution was estimated at $9.2 million. As of December 31, 2005, the Corporation had not determined the Plan contribution that would be made in 2006.

Weighted average rate assumptions as of December 31 follow:

	2005	2004	2003
Discount rate used in determining benefit obligations	**5.60%**	5.75%	6.00%
Discount rate used in determining pension expense	**5.75%**	6.00%	6.50%
Expected long-term return on Plan assets	**8.00%**	8.00%	8.00%
Rate of compensation increase	**5.00%**	5.00%	5.00%

Net periodic pension cost of the defined benefit pension plan consisted of the following for the years ended December 31:

	2005	2004	2003
	(In thousands)		
Service cost	**$ 4,895**	$ 4,510	$ 3,643
Interest cost	**4,310**	4,135	3,841
Expected return on Plan assets	**(5,845)**	(5,422)	(4,973)
Amortization of transition amount	**—**	—	(11)
Amortization of prior service benefit	**(24)**	(36)	(46)
Amortization of unrecognized net loss	**473**	372	—
Pension expense	**$ 3,809**	$ 3,559	$ 2,454

The following table presents estimated future defined benefit pension plan benefit payments (in thousands):

2006	$ 2,598
2007	2,745
2008	3,091
2009	3,378
2010	3,645
2011 - 2015	24,969
Total	$40,426

Other Employee Benefit Plans:

The Corporation maintains a 401(k) Savings Plan with an employer match. The Corporation matches 50% of the participants' elective deferrals on the first 4% of the participants' compensation. The 401(k) Savings Plan is available to all regular employees and provides employees with tax deferred salary deductions and alternative investment options. The 401(k) Savings Plan provides employees with the option to invest in the Corporation's common stock. The employer match under the 401(k) Savings Plan was $0.53 million in 2005 and $0.52 million in both 2004 and 2003.

The Corporation has a postretirement benefit plan that provides medical benefits, and dental benefits through age 65, to a small portion of its active employees, to employees who retired through December 31, 2001, and others who are provided eligibility via acquisitions. Through December 31, 2001, eligibility for such benefits was age 55 with at least ten years of service with the Corporation. Effective January 1, 2002, the Corporation adopted a revised retiree medical program ("Retiree Plan"), which substantially reduced the future obligation of the Corporation for retiree medical and dental costs. Retirees and certain employees that met age and service requirements as of December 31, 2001 were grandfathered under the Retiree Plan. As of December 31, 2005, the Retiree Plan included 44 employees that are in the grandfathered group, and 119 retirees. The majority of the retirees are required to make contributions

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NOTE I — PENSION AND POSTRETIREMENT BENEFITS (CONTINUED)

toward the cost of their benefits based on their years of credited service and age at retirement. Retiree contributions are generally adjusted annually. The accounting for these postretirement benefits anticipates changes in future cost-sharing features such as retiree contributions, deductibles, copayments and coinsurance. The Corporation reserves the right to amend, modify or terminate these benefits at any time. Employees who retire at age 55 or older and have at least ten years of service with the Corporation are provided access to the Corporation's group health insurance coverage for themselves and their spouses, with no employer subsidy, and are not considered participants in the Retiree Plan.

The following table sets forth changes in the Corporation's postretirement benefit obligation:

	2005	2004
	(In thousands)	
Accumulated postretirement benefit obligation:		
Benefit obligation at beginning of year	$ 5,328	$ 5,722
Service cost	—	30
Interest cost	281	316
Net actuarial (gain) loss	112	(457)
Benefits paid, net of retiree contributions	(294)	(283)
Benefit obligation at end of year	$ 5,427	$ 5,328
Unfunded status of the plan	$ 5,427	$ 5,328
Unrecognized net actuarial loss	(1,710)	(1,659)
Unrecognized prior service credit	2,246	2,571
Accrued postretirement benefit cost	$ 5,963	$ 6,240

Net periodic postretirement benefit cost consisted of the following for the years ended December 31:

	2005	2004	2003
	(In thousands)		
Service cost	$ —	$ 30	$ 22
Interest cost	281	316	261
Amortization of prior service credit	(324)	(324)	(324)
Amortization of unrecognized net loss	61	324	167
Postretirement benefit expense	$ 18	$ 346	$ 126

The following table presents estimated future Retiree Plan benefit payments (in thousands):

2006	$ 322
2007	346
2008	366
2009	383
2010	394
2011 - 2015	2,003
Total	$3,814

Weighted average rate assumptions as of December 31 follow:

	2005	2004	2003
Discount rate used in determining the accumulated postretirement benefit obligation	5.60%	5.75%	6.00%
Discount rate used in determining periodic postretirement benefit cost	5.75%	6.00%	6.50%
Year 1 increase in cost of postretirement benefits	10.50%	10.00%	8.33%

For measurement purposes, the annual rates of increase in the per capita cost of covered health care benefits and dental benefits for 2006 were each assumed at 10.5%. These rates were assumed to decrease gradually to 6.5% in 2010 and remain at that level thereafter.

The assumed health care and dental cost trend rates could have a significant effect on the amounts reported. A one percentage-point change in these rates would have had the following effects:

	1-Percentage-Point Increase	1-Percentage-Point Decrease
	(In thousands)	
Effect on total of service and interest cost components in 2005	$ 26	$ (23)
Effect on postretirement benefit obligation as of December 31, 2005	$452	$(394)

NOTE J — SHORT-TERM BORROWINGS

	Ending Balance	Weighted Average Interest Rate At Year-End	Average Amount Outstanding During Year	Weighted Average Interest Rate During Year	Maximum Outstanding at any Month-End
			(Dollars in thousands)		
December 31, 2005:					
Securities sold under agreements to repurchase	**$125,598**	**2.76%**	**$107,634**	**2.01%**	**$127,613**
Reverse repurchase agreements	**10,000**	**3.64**	**5,890**	**3.66**	**10,000**
Short-term Federal Home Loan Bank (FHLB) advances	**68,000**	**4.41**	**16,011**	**4.02**	**68,000**
Total short-term borrowings	**$203,598**	**3.35%**	**$129,535**	**2.33%**	**$205,613**
December 31, 2004:					
Securities sold under agreements to repurchase	$101,834	1.10%	$ 90,016	0.65%	$101,834
Short-term FHLB advances	—	—	8,333	1.38	10,000
Total short-term borrowings	$101,834	1.10%	$ 98,349	0.71%	$111,834
December 31, 2003:					
Securities sold under agreements to repurchase	$ 91,524	0.42%	$ 86,604	0.62%	$ 93,447
Total short-term borrowings	$ 91,524	0.42%	$ 86,604	0.62%	$ 93,447

The carrying value of investment securities, which are reported on the consolidated statements of financial position as "Investment securities: Available for sale," securing securities sold under agreements to repurchase and reverse repurchase agreements as of December 31, 2005, 2004 and 2003 were $152.1 million, $119.6 million and $104.8 million, respectively.

NOTE K — FEDERAL HOME LOAN BANK ADVANCES — LONG-TERM

Long-term FHLB advances outstanding as of December 31, 2005 and 2004 are presented below. Classifications are based on original maturities.

	December 31, 2005		December 31, 2004	
	Ending Balance	Weighted Average Interest Rate At Year-End	Ending Balance	Weighted Average Interest Rate At Year-End
		(Dollars in thousands)		
FHLB advances — long-term:				
Bullet fixed-rate advances	**$ 93,765**	**3.45%**	$171,996	2.39%
Convertible fixed-rate advances	**103,000**	**5.44**	113,000	5.56
Total FHLB advances — long-term	**$196,765**	**4.49%**	$284,996	3.65%

The FHLB advances, short-term and long-term, are collateralized by a blanket lien on qualified one- to four-family residential mortgage loans. At December 31, 2005, the carrying value of these loans was $723 million, which represents a total FHLB borrowing capacity based on collateral of $498 million. FHLB advances totaled $265 million at December 31, 2005, comprised of $68 million in short-term advances and $197 million in long-term advances. Therefore, the Corporation's additional borrowing availability through the FHLB at December 31, 2005 under the blanket lien agreement was $233 million.

For the convertible fixed-rate advances, the FHLB has the option to convert the advance to a variable rate beginning one, two or five years after the origination date depending on the advance, and quarterly thereafter. The Corporation has the option to prepay, without penalty, an FHLB convertible fixed-rate advance when the FHLB exercises its option to convert it to a variable-rate advance. During 2005,

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NOTE K — FEDERAL HOME LOAN BANK ADVANCES — LONG-TERM (CONTINUED)

the FHLB did not exercise this option on any advance. Prepayments of both fixed-rate and convertible fixed-rate advances are subject to prepayment penalties under the provisions and conditions of the credit policy of the FHLB. The Corporation did not incur any prepayment penalties for 2005, 2004 or 2003.

The scheduled principal reductions on FHLB advances — long-term outstanding at December 31, 2005 were as follows (in thousands):

2006	$ 83,693
2007	15,023
2008	55,024
2009	25
2010	40,000
Thereafter	3,000
Total	$196,765

NOTE L — SHAREHOLDERS' EQUITY

Total shareholders' equity was $501 million at December 31, 2005, an increase of $16.2 million, or 3.3% from total shareholders' equity at December 31, 2004. The increase in 2005 was derived primarily from earnings retention of $26.2 million. This amount was partially offset by a decrease in the market value of securities available for sale, net of taxes, of $7.3 million, and a reduction in shareholders' equity attributable to the repurchase of 126,900 shares of the Corporation's common stock totaling $3.8 million.

The ratio of shareholders' equity to total assets was 13.4% at December 31, 2005, compared to 12.9% at December 31, 2004. The Corporation's tangible equity (shareholders' equity less intangible assets) was $430 million at December 31, 2005 and $410 million at December 31, 2004. The Corporation's tangible equity to assets ratio was 11.7% and 11.1% at December 31, 2005 and 2004, respectively.

On April 22, 2005, the Corporation announced that the board of directors authorized management to repurchase up to 500,000 shares of the Corporation's common stock. The repurchased shares are available for later reissue in connection with potential future stock dividends, the Corporation's dividend reinvestment plan, employee benefit plans and other general corporate purposes. This authorization replaced all prior share repurchase authorizations. Shares repurchased under this authorization totaled 126,900 in 2005.

All shares purchased in 2005 as part of the Corporation's publicly announced repurchase plan were transacted in the open market and were within the scope of Rule 10b-18 of the Securities Exchange Act of 1934, as amended, which provides a safe harbor for purchases in a given day if an issuer of equity securities satisfies the manner, timing, price and volume conditions of the rule when purchasing its own common shares in the open market. In addition, during 2005, 19,274 shares of the Corporation's common stock were delivered or attested in satisfaction of the exercise price and/or tax withholding obligations by holders of employee stock options. The following table summarizes the Corporation's total monthly share repurchase activity for the year ended December 31, 2005:

Month Ending	Total Number of Shares Purchased[1]	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
January 31, 2005	6,743	$38.45	—	—
February 28, 2005	318	34.50	—	—
March 31, 2005	—	—	—	—
April 30, 2005	48,800	29.75	48,800	451,200
May 31, 2005	10,838	30.38	9,400	441,800
June 30, 2005	—	—	—	441,800
July 31, 2005	1,363	34.68	—	441,800
August 31, 2005	14,000	31.80	14,000	427,800
September 30, 2005	1,132	32.68	—	427,800
October 31, 2005	54,876	30.42	54,700	373,100
November 30, 2005	624	33.03	—	373,100
December 31, 2005	7,480	32.53	—	373,100
Total	146,174	$30.88	126,900	

(1) Includes shares delivered or attested in satisfaction of the exercise price and/or tax withholding obligations by holders of employee stock options who exercised options in 2005. The Corporation's stock compensation plan permits employees to use stock to satisfy such obligations based on the market value of the stock on the date of exercise.

NOTE M — GOODWILL

Goodwill was $63.3 million at December 31, 2005 and 2004. The Corporation's goodwill impairment review is performed annually by management and is additionally reviewed by an independent third-party appraisal firm. The income and market value approach methodologies were utilized by the appraisal firm to estimate the value of the Corporation's goodwill. The income approach quantifies the present value of future economic benefits by capitalizing or discounting the cash flows of a business. This approach considers projected dividends, earnings, dividend paying capacity and future residual value. The market value approach estimates the value of the entity by comparing it to similar companies that have recently been acquired or companies that are publicly traded on an organized exchange. The estimate of market value includes a comparison of the financial condition of the entity against the financial characteristics and pricing information of comparable companies. Based on the results of these valuations, the Corporation's goodwill was not impaired at December 31, 2005 and 2004.

NOTE N — ACQUIRED INTANGIBLE ASSETS

The following tables set forth the carrying amount, accumulated amortization and amortization expense of acquired intangible assets (in thousands):

	December 31, 2005		
	Original Amount	Accumulated Amortization	Carrying Amount
Core deposit intangibles	$19,269	$13,666	$5,603
Other	690	514	176

	December 31, 2004		
	Original Amount	Accumulated Amortization	Carrying Amount
Core deposit intangibles	$19,269	$11,762	$7,507
Other	690	266	424

There were no additions of acquired intangible assets during 2005 and 2004.

Amortization expense for the years ended December 31, follows:

2005	**$2,152**
2004	2,273
2003	1,883

Estimated amortization expense for the years ending December 31 follows:

2006	$1,858
2007	1,615
2008	1,292
2009	442
2010 and thereafter	572
Total	$5,779

NOTE O — STOCK OPTIONS

The Corporation's stock option plans provide for grants of stock options, incentive stock options, stock appreciation rights, or a combination thereof. At December 31, 2005, there were a total of 3,325 shares available for future awards under the Corporation's 1997 plan. The plan provides that the option price shall not be less than the fair market value of common stock at the date of grant, options become exercisable as specified in the option agreement governing the option as determined by the Compensation Committee of the board of directors and all awards expire no later than ten years and one day after the date of grant. The Corporation has not recorded expense as a result of the grant or exercise of stock options.

Options granted may include a stock appreciation right that entitles the grantee to receive cash or a number of shares of common stock without payment to the Corporation. A stock appreciation right is calculated by the difference between the option price and the market price of the total number of shares in the option at the time of exercise of the stock appreciation right. As of December 31, 2005, there were no outstanding options with stock appreciation rights.

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NOTE O — STOCK OPTIONS (CONTINUED)

The activity in the Corporation's stock option plans during the three years ended December 31, 2005, was as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding — January 1, 2003	525,816	$23.78
Activity during 2003:		
Granted	87,465	35.67
Issued in bank acquisition	244,131	15.88
Exercised	(211,236)	17.98
Cancelled	(7,656)	25.24
Outstanding — December 31, 2003	638,520	24.26
Activity during 2004:		
Granted	188,738	39.69
Exercised	(195,695)	18.57
Cancelled	(5,548)	22.15
Outstanding — December 31, 2004	626,015	30.73
Activity during 2005:		
Granted	**177,450**	**32.28**
Exercised	**(50,562)**	**22.53**
Cancelled	**(7,475)**	**33.33**
Outstanding – December 31, 2005	**745,428**	**$31.63**

The following table summarizes information about stock options outstanding at December 31, 2005:

	Options Outstanding			Options Exercisable	
Number Outstanding	Weighted Average Exercise Price	Average Life[a]	Range of Exercise Prices	Number Exercisable	Weighted Average Exercise Price
17,214	$14.75	3.06	$13.54 – $17.01	17,214	$14.75
98,905	22.64	2.77	21.64 – 25.62	94,275	22.59
181,432	27.38	4.43	26.17 – 27.78	168,422	27.35
447,877	35.99	9.16	32.28 – 39.69	447,877	35.99
745,428	$31.63	7.02	$13.54 – $39.69	727,788	$31.75

(a) Weighted average remaining contractual life in years

In anticipation of the adoption of the modified prospective method of SFAS 123(R), the board of directors of the Corporation in December 2005 accelerated the vesting of certain unvested, "out-of-the-money" nonqualified stock options previously awarded to employees, including executive officers, under the Corporation's stock incentive compensation plans. As a result of this action, stock options that otherwise would have vested in years 2006-2009 became fully vested on December 31, 2005. Options to purchase 167,527 shares of the Corporation's common stock or 90% of outstanding unvested options were accelerated. The weighted average exercise price of the options subject to acceleration was $39.23. The purpose of the acceleration was to enable the Corporation to avoid recognizing compensation expense associated with these options in

future periods in its consolidated statements of income upon adoption of SFAS 123(R) in January 2006. The Corporation also believes that, because the options that were accelerated had exercise prices in excess of the then-current market value of the Corporation's common stock, the options had limited economic value and were not fully achieving their original objective of incentive compensation and employee retention. The acceleration of the vesting of these options reduces non-cash compensation expense in years 2006, 2007, 2008 and 2009, in the amounts of $0.61 million, $0.37 million, $0.22 million and $0.09 million, respectively, following the adoption of SFAS 123(R). In addition, the board of directors granted options to purchase 177,450 shares in December 2005 that became immediately vested. Based on an estimated value calculation using the Black-Scholes methodology, these options had a grant date fair value of $1.66 million. As the 177,450 options granted in December 2005 were fully vested as of December 31, 2005, the Corporation will not recognize future non-cash compensation expense in conjunction with these options. The Corporation will recognize total non-cash compensation expense in 2006 and 2007, combined, on 17,640 of remaining unvested options outstanding at December 31 2005, in accordance with the compensation provisions of SFAS 123(R), of less than $0.1 million.

The Corporation does not recognize compensation cost in accounting for awards of options under its stock option plans. If the Corporation had elected to recognize compensation cost for options granted in 2005, 2004 and 2003, based on the fair value of the options granted at the grant date, net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share amounts):

	2005	2004	2003
Net income — as reported	**$52,878**	$56,682	$55,716
Pro forma stock-based employee compensation cost, net of tax	**(2,592)**	(552)	(281)
Net income — pro forma	**$50,286**	$56,130	$55,435
Basic earnings per share — as reported	**$ 2.10**	$ 2.26	$ 2.24
Basic earnings per share — pro forma	**2.00**	2.24	2.23
Diluted earnings per share — as reported	**2.10**	2.25	2.23
Diluted earnings per share — pro forma	**2.00**	2.23	2.22

The weighted average fair values of options granted during 2005, 2004 and 2003 were $9.34, $11.53 and $10.79 per share, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2005	2004	2003
Expected dividend yield	3.20%	2.50%	3.00%
Expected stock volatility	33.00%	32.60%	33.70%
Risk-free interest rate	4.45%	3.14%	4.00%
Expected life of options — in years	7.00	7.00	7.80

Because of the unpredictability of the assumptions required, the Black-Scholes model, or any other valuation model, is incapable of accurately predicting the Corporation's stock price or of placing an accurate present value on options to purchase its stock. In addition, the Black-Scholes model was designed to approximate value for types of options that are very different from those issued by the Corporation. In spite of any theoretical value which may be placed on a stock option grant, no value is possible under options issued by the Corporation without an increase in the market value of the Corporation's stock.

NOTE P — COMMITMENTS AND OTHER MATTERS

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the loan contract. Commitments generally have fixed expiration dates or other termination clauses. Historically, the majority of the commitments of the Corporation's bank subsidiary have not been drawn upon and, therefore, may not represent future cash requirements. Standby letters of credit are conditional commitments issued generally by the Corporation's bank subsidiary to guarantee the performance of a customer to a third party. Both arrangements have credit risk essentially the same as that involved in making loans to customers and are subject to the Corporation's normal credit policies. Collateral obtained upon exercise of commitments is determined using management's credit evaluation of the borrowers and may include real estate, business assets, deposits and other items. The Corporation's bank subsidiary at any point in time also has approved but undisbursed loans. The majority of these undisbursed loans will convert to booked loans within a three-month period.

At December 31, 2005, total unused loan commitments, standby letters of credit and undisbursed loans were $368 million, $54 million and $169 million, respectively. At December 31, 2004, total unused loan commitments, standby letters of credit and undisbursed loans were $281 million, $26 million and $68 million, respectively. A

significant portion of the unused loan commitments and standby letters of credit outstanding as of December 31, 2005 expire one year from their contract date; however, $53 million of unused loan commitments extend for more than five years.

The Corporation's unused loan commitments and standby letters of credit have been estimated to have no realizable fair value, as historically the majority of the unused loan commitments have not been drawn upon and generally the Corporation's subsidiaries do not receive fees in connection with these agreements.

The Corporation has operating leases and other non-cancelable contractual obligations on buildings, equipment, computer software and other expenses that will require annual payments through 2015, including renewal option periods for those building leases the Corporation expects to renew. Minimum payments due in each of the next five years and thereafter are as follows (in thousands):

2006	$3,253
2007	2,671
2008	1,070
2009	451
2010	177
Thereafter	290
Total	$7,912

Minimum payments include estimates, where applicable, of estimated usage and annual Consumer Price Index increases of approximately 3%.

Total expense recorded under operating leases and other non-cancelable contractual obligations was $3.6 million in 2005, $1.8 million in 2004, and $1.4 million in 2003.

The Corporation and its subsidiaries are subject to certain legal actions arising in the ordinary course of business. In the opinion of management, after consulting with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated net income or financial position of the Corporation.

NOTE Q — REGULATORY CAPITAL AND RESERVE REQUIREMENTS

Banking regulations require that banks maintain cash reserve balances in vault cash, with the Federal Reserve Bank, or with certain other qualifying banks. The aggregate average amount of such legal balances required to be maintained by the Corporation's subsidiary bank was $27.2 million during

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**NOTE Q — REGULATORY CAPITAL AND
RESERVE REQUIREMENTS (CONTINUED)**

2005 and $24.8 million during 2004. During 2005, the Corporation's subsidiary bank satisfied its legal reserve requirements almost entirely by maintaining vault cash balances in excess of legal reserve requirements. The Corporation's subsidiary bank did not maintain significant compensating balances with correspondent banks during 2005 or 2004.

Federal and state banking regulations place certain restrictions on the transfer of assets in the form of dividends, loans or advances from the bank subsidiary to the Corporation. At December 31, 2005, substantially all of the assets of the bank subsidiary were restricted from transfer to the Corporation in the form of loans or advances. Dividends from its bank subsidiary are the principal source of funds for the Corporation. Under the most restrictive of these regulations, the aggregate amount of dividends that can be paid by Chemical Bank to the parent company, without obtaining prior approval from bank regulatory agencies, was $45.8 million as of December 31, 2005. Dividends paid to the Corporation by its bank subsidiaries totaled $27.0 million in 2005, $37.6 million in 2004 and $56.1 million in 2003. Prior to making any cash dividend decisions, the Corporation will consider the statutory limits and overall financial and capital position of its bank subsidiary.

The Corporation and its subsidiary bank are subject to various regulatory capital requirements administered by the federal banking agencies. Under these capital requirements, the subsidiary bank must meet specific capital guidelines that involve quantitative measures of assets and certain off-balance sheet items as calculated under regulatory accounting practices. In addition, capital amounts and classifications are subject to qualitative judgments by the regulators. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation's consolidated financial statements.

Quantitative measures established by regulation to ensure capital adequacy require minimum ratios of tier 1 capital to average assets (leverage ratio), and of tier 1 and total capital to risk-weighted assets. These capital guidelines assign risk weights to on- and off-balance sheet items in arriving at total risk-weighted assets. Minimum capital levels are based upon perceived risk of various asset categories and certain off-balance sheet instruments.

At December 31, 2005 and 2004, the Corporation's and each of its bank subsidiaries' capital ratios exceeded the quantitative capital ratios required for an institution to be considered "well-capitalized." Significant factors that may affect capital adequacy include, but are not limited to, a disproportionate growth in assets versus capital and a change in mix or credit quality of assets. The table below compares the Corporation's and each of its bank subsidiaries' actual capital amounts and ratios with the quantitative measures established by regulation to ensure capital adequacy at December 31, 2005, prior to the consolidation of Chemical Bank Shoreline and Chemical Bank West into Chemical Bank and Trust Company at this date.

	December 31, 2005					
			Risk-Based Capital			
	Leverage		Tier 1		Total	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in millions)					
Corporation's capital	$438	12%	$438	17%	$471	18%
Required capital — minimum	111	3	106	4	212	8
Required capital — "well capitalized" definition	185	5	159	6	265	10
Chemical Bank and Trust Company's capital	201	12	201	19	213	21
Required capital — minimum	50	3	42	4	83	8
Required capital — "well capitalized" definition	83	5	62	6	104	10
Chemical Bank Shoreline's capital	127	10	127	13	139	15
Required capital — minimum	36	3	38	4	76	8
Required capital — "well capitalized" definition	61	5	57	6	94	10
Chemical Bank West's capital	89	10	89	13	97	15
Required capital — minimum	26	3	27	4	53	8
Required capital — "well capitalized" definition	43	5	40	6	67	10

NOTE R — DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments" (SFAS 107), requires disclosures about the estimated fair values of the Corporation's financial instruments. The Corporation utilized quoted market prices, where available, to compute the fair values of its financial instruments. In cases where quoted market prices were not available, the Corporation used present value methods to estimate the fair values of its financial instruments. These estimates of fair value are significantly affected by the assumptions made and, accordingly, do not necessarily indicate amounts that could be realized in a current market exchange. It is also the Corporation's general practice and intent to hold the majority of its financial instruments until maturity and, therefore, the Corporation does not expect to realize the estimated amounts disclosed.

The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments:

Cash and demand deposits due from banks:

The carrying amounts reported in the consolidated statements of financial position for cash and demand deposits due from banks approximate their fair values.

Interest-bearing deposits with unaffiliated banks and federal funds sold:

The carrying amounts reported in the consolidated statements of financial position for interest-bearing deposits with unaffiliated banks and federal funds sold approximate their fair values.

Investment securities:

Fair values for investment securities are based on quoted market prices.

Other Securities:

The carrying amounts reported in the consolidated statements of financial position for other securities approximate their fair values.

Loans:

For variable interest rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. The fair values for fixed interest rate loans are estimated using discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The

resulting amounts are adjusted to estimate the effect of declines in the credit quality of borrowers since the loans were originated.

Deposit liabilities:

The fair values of deposit accounts without defined maturities, such as interest- and noninterest-bearing checking, savings and money market accounts, are equal to the amounts payable on demand. Fair values for interest-bearing deposits with defined maturities are based on the discounted value of contractual cash flows, using interest rates currently being offered for deposits of similar maturities. The fair values for variable interest rate certificates of deposit approximate their carrying amounts.

Short-term borrowings:

Short-term borrowings consist of securities sold under agreements to repurchase (repurchase agreements), reverse repurchase agreements and short-term FHLB advances. Fair value is estimated for repurchase agreements, reverse repurchase agreements and short-term FHLB advances based on the present value of future estimated cash flows using current rates offered to the Corporation for debt with similar terms.

Federal Home Loan Bank (FHLB) advances — long-term:

Fair value is estimated based on the present value of future estimated cash flows using current rates offered to the Corporation for debt with similar terms.

Commitments to extend credit, standby letters of credit and undisbursed loans:

The Corporation's unused loan commitments, standby letters of credit and undisbursed loans have no carrying amount and have been estimated to have no realizable fair value. Historically, a majority of the unused loan commitments and standby letters of credit have not been drawn upon and, generally, the Corporation does not receive fees in connection with these commitments.

Estimates of fair values have not been made for items that are not defined by SFAS 107 as financial instruments, including such items as the Corporation's core deposits and the value of its trust and investment management services department. The Corporation believes it is impractical to estimate a representative fair value for these types of assets, even though management believes they add significant value to the Corporation.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R — DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The following is a summary of carrying amounts and estimated fair values of financial instrument components of the consolidated statements of financial position at December 31:

| | 2005 | | 2004 | |
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In thousands)			
Assets:				
Cash and demand deposits due from banks	$ 145,575	$ 145,575	$ 106,565	$ 106,565
Interest-bearing deposits and federal funds sold	11,921	11,921	40,369	40,369
Investment/other securities	743,348	742,586	893,274	894,344
Net loans	2,676,066	2,615,096	2,551,419	2,541,810
Liabilities:				
Deposits without defined maturities	1,834,200	1,834,200	2,000,722	2,000,722
Time deposits	985,680	982,782	862,751	868,506
Short-term borrowings	203,598	203,595	101,834	101,834
Federal Home Loan Bank advances — long-term	196,765	198,353	284,996	279,360

NOTE S — PARENT COMPANY ONLY FINANCIAL INFORMATION

Condensed financial statements of Chemical Financial Corporation (parent company) follow:

Condensed Statements of Financial Position	December 31	
	2005	2004
Assets:	(In thousands)	
Cash and cash equivalents at subsidiary bank	$ 17,853	$ 20,825
Investment securities available for sale	5,421	6,063
Investment in bank subsidiaries	477,523	457,619
Investment in non-bank subsidiaries	548	768
Premises and equipment	5,975	6,414
Goodwill	1,092	1,092
Other assets	3,824	3,093
Total assets	$512,236	$495,874
Liabilities and Shareholders' Equity:		
Other liabilities	$ 11,171	$ 11,038
Total liabilities	11,171	11,038
Shareholders' equity	501,065	484,836
Total liabilities and shareholders' equity	$512,236	$495,874

Condensed Statements of Income	Years Ended December 31		
	2005	2004	2003
Income:	(In thousands)		
Cash dividends from bank subsidiaries	$ 27,000	$ 37,620	$ 56,076
Cash dividends from non-bank subsidiaries	475	—	550
Interest income from bank subsidiary	506	198	366
Other interest income and dividends	213	218	132
Rental revenue	536	536	245
Net gains on sales of investment securities	848	656	71
Other	155	213	26
Total income	29,733	39,441	57,466
Expenses:			
Operating expenses	4,486	3,938	2,590
Total expenses	4,486	3,938	2,590
Income before income taxes and equity in undistributed net income of subsidiaries	25,247	35,503	54,876
Federal income tax benefit	1,134	1,047	601
Equity in undistributed net income of:			
Bank subsidiaries	26,717	19,903	158
Non-bank subsidiaries	(220)	229	81
Net income	$ 52,878	$ 56,682	$ 55,716

Condensed Statements of Cash Flows	Years Ended December 31		
	2005	2004	2003
Operating Activities:	(In thousands)		
Net income	$ 52,878	$ 56,682	$ 55,716
Net gains on sales of investment securities	(848)	(656)	(71)
Depreciation of fixed assets	937	949	467
Net amortization of investment securities	42	33	—
Equity in undistributed net income of subsidiaries	(26,497)	(20,132)	(239)
Net (increase) decrease in other assets	(483)	2,588	(2,171)
Net increase (decrease) in other liabilities	346	(1,927)	(2,694)
Net cash provided by operating activities	26,375	37,537	51,008
Investing Activities:			
Capital infusion into subsidiary bank	—	(11,600)	—
Cash assumed in merger of data processing subsidiary into parent	—	—	3,185
Net cash used in acquisition	—	—	(52,295)
Purchases of premises and equipment, net	(498)	(470)	(5,725)
Purchases of investment securities available for sale	(1,041)	(4,059)	(1,552)
Proceeds from sales and maturities of investment securities available for sale	1,781	3,624	836
Net cash provided by (used in) investing activities	242	(12,505)	(55,551)
Financing Activities:			
Cash dividends paid	(26,637)	(25,379)	(23,691)
Proceeds from directors' stock purchase plan	231	219	182
Proceeds from exercise of stock options	664	3,291	5,071
Repurchases of common stock	(3,847)	—	(1,511)
Net cash used in financing activities	(29,589)	(21,869)	(19,949)
Increase (decrease) in cash and cash equivalents	(2,972)	3,163	(24,492)
Cash and cash equivalents at beginning of year	20,825	17,662	42,154
Cash and cash equivalents at end of year	$ 17,853	$ 20,825	$ 17,662

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE T — SUMMARY OF QUARTERLY FINANCIAL STATEMENTS (UNAUDITED)

The following quarterly information is unaudited. However, in the opinion of management, the information reflects all adjustments which are necessary for the fair presentation of the results of operations for the periods presented.

(In thousands, except per share data)	2005			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest income	$47,960	$49,012	$50,420	$51,912
Interest expense	12,013	13,314	15,274	16,852
Net interest income	35,947	35,698	35,146	35,060
Provision for loan losses	730	730	1,500	1,325
Net gains (losses) on sales of investment securities	1,089	82	3	(633)
Noninterest income (excluding net gains (losses) on sales of investment securities)	9,091	9,671	10,246	9,671
Operating expenses	24,983	24,763	24,839	23,878
Income before income taxes	20,414	19,958	19,056	18,895
Provision for federal income taxes	6,910	6,743	5,451	6,341
Net income	$13,504	$13,215	$13,605	$12,554
Net income per share:				
Basic	$ 0.54	$ 0.53	$ 0.54	$ 0.50
Diluted	0.53	0.53	0.54	0.50

	2004			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest income	$47,185	$46,583	$47,318	$48,164
Interest expense	10,363	10,174	10,165	10,914
Net interest income	36,822	36,409	37,153	37,250
Provision for loan losses	746	661	701	1,711
Investment securities net gains	983	267	9	108
Noninterest income (excluding net gains on sales of investment securities)	8,979	9,738	9,614	9,631
Operating expenses	25,160	24,920	24,499	23,890
Income before income taxes	20,878	20,833	21,576	21,388
Provision for federal income taxes	6,759	6,967	7,280	6,987
Net income	$14,119	$13,866	$14,296	$14,401
Net income per share:				
Basic	$ 0.56	$ 0.55	$ 0.58	$ 0.57
Diluted	0.56	0.55	0.57	0.57

MARKET FOR CHEMICAL FINANCIAL CORPORATION COMMON STOCK AND RELATED SHAREHOLDER MATTERS (UNAUDITED)

Chemical Financial Corporation common stock is traded on The Nasdaq Stock Market® under the symbol CHFC. As of December 31, 2005, there were approximately 25.1 million shares of Chemical Financial Corporation common stock issued and outstanding, held by approximately 5,400 shareholders of record. The table below sets forth the range of high and low trade prices per share for Chemical Financial Corporation common stock for the periods indicated. These quotations reflect inter-dealer prices, without retail markup, markdown, or commission, and may not necessarily represent actual transactions.

	2005		2004	
	High	**Low**	High	Low
First quarter	**$42.50**	**$31.01**	$37.45	$33.73
Second quarter	**33.75**	**28.55**	37.20	33.32
Third quarter	**35.95**	**30.71**	37.70	33.03
Fourth quarter	**34.00**	**29.51**	43.33	36.06

The earnings of the Corporation's subsidiary bank are the principal source of funds to pay cash dividends. Consequently, cash dividends are dependent upon the earnings, capital needs, regulatory constraints, and other factors affecting Chemical Bank. See Note Q to the consolidated financial statements for a discussion of such limitations. The Corporation has paid regular cash dividends every quarter since it began operation as a bank holding company in 1973. The following table summarizes the quarterly cash dividends paid per share to shareholders over the past five years, adjusted for stock dividends paid during this time period. Management expects the Corporation to declare and pay comparable regular quarterly cash dividends on its common shares in 2006.

	Years Ended December 31				
	2005	2004	2003	2002	2001
First quarter	**$0.265**	$0.252	$0.238	$0.217	$0.207
Second quarter	**0.265**	0.252	0.238	0.217	0.207
Third quarter	**0.265**	0.252	0.238	0.217	0.207
Fourth quarter	**0.265**	0.252	0.238	0.217	0.207
Total	**$1.060**	$1.008	$0.952	$0.868	$0.828

At December 31, 2005

Board of Directors

Gary E. Anderson — Retired Chairman of Dow Corning Corporation
(a diversified company specializing in the development, manufacture and marketing of silicones and related silicon-based products)

J. Daniel Bernson — President and Chief Executive Officer, The Hanson Group
(a holding company with interests in diversified businesses in Southwest Michigan)

Nancy Bowman — Certified Public Accountant, Co-owner, Bowman & Rogers, PC
(an accounting and tax services company)

James A. Currie — Investor

Thomas T. Huff — Attorney at Law, Thomas T. Huff, P.C.

Terence F. Moore — President and Chief Executive Officer, MidMichigan Health
(a health care organization)

Aloysius J. Oliver — Retired Chairman, President and Chief Executive Officer, Chemical Financial Corporation

Frank P. Popoff — Chairman of Chemical Financial Corporation, Retired Chairman, President and Chief Executive Officer, The Dow Chemical Company
(a diversified science and technology company that manufactures chemical, plastic and agricultural products)

David B. Ramaker — President and Chief Executive Officer, Chemical Financial Corporation

Dan L. Smith — Retired Chairman and Chief Executive Officer, Shoreline Financial Corporation (a bank holding company)

William S. Stavropoulos — Chairman, The Dow Chemical Company
(a diversified science and technology company that manufactures chemical, plastic and agricultural products)

Executive Officers

David B. Ramaker — President and Chief Executive Officer

Bruce M. Groom — Executive Vice President and Senior Trust Officer, Chemical Bank

Lori A. Gwizdala — Executive Vice President, Chief Financial Officer and Treasurer

Thomas W. Kohn — Executive Vice President, Community Banking, Chemical Bank

William C. Lauderbach — Executive Vice President and Senior Investment Officer, Chemical Bank

James R. Milroy — Executive Vice President, Chief Operating Officer and Secretary

John A. Reisner — Executive Vice President, Community Banking, Chemical Bank

James E. Tomczyk — Executive Vice President and Senior Credit Officer, Chemical Bank